Registration No. 333-34413
As filed with the Securities and Exchange Commission on September __, 1997


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                                Amendment No. 1
                                       to
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933



                                mobile mini, inc.
             (Exact name of Registrant as specified in its charter)

         Delaware                      7519                       86-0748362
------------------------   ----------------------------      -------------------
(State of Incorporation)   (Primary Standard Industrial       I.R.S.  Employer
                            Classification Code Number)      Identification No.)

                             1834 West Third Street
                              Tempe, Arizona 85281
                                 (602) 894-6311
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ---------------

                              Lawrence Trachtenberg
                            Executive Vice President
                             1834 West Third Street
                              Tempe, Arizona 85281
                                 (602) 894-6311
            (Name, address including zip code, and telephone number,
                   including area code, of agent for service)

                                 ---------------

                                 with copies to:
     Joseph P. Richardson, Esq.                  Christopher D. Johnson, Esq.
           Bryan Cave LLP                      Squire, Sanders & Dempsey L.L.P.
2800 North Central Avenue, 21st Floor               Two Renaissance Square
       Phoenix, Arizona 85004                40 North Central Avenue, Suite 2700
           (602) 280-8454                           Phoenix, Arizona  85004
                                                        (602) 258-4000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a)(1) of this form, check the following box. [_]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [_]______________________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_________________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]




                         CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                           Proposed Maximum   Proposed Maximum     Amount of
Title of Each Class of Securities To Be      Amount To Be      Offering Price      Aggregate          Offering
               Registered                     Registered          Per Unit          Price(1)      Registration Fee
---------------------------------------------------------------------------------------------------------------------
Units, each consisting of one
____% Senior Subordinated Note Due          $6,900,000(2)(3)        100%           $6,900,000         $2,091.00*
2002 in the original principal
amount of $5,000
and 125 Redeemable Common Stock
Purchase Warrants
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per              345,000(4)          $5.00(5)         $1,725,000           $598.00
share, issuable upon exercise of the
Redeemable Warrants
=====================================================================================================================

         * This registration fee was previously paid by the Registrant upon its initial filing of this Registration Statement.

         (1) Estimated solely for the purpose of calculating the registration fee.

         (2) Includes $900,000 of principal amount of the Notes which may be sold to cover over-allotments, if any.

         (3) Includes (a) Redeemable Warrants to purchase 150,000 shares of Common, (b) Redeemable Warrants to purchase 22,500 shares of Common Stock, which Warrants may be issued to cover over allotments, if any, and (c) up to 172,500 which may be issued to the Underwriter.

         (4) Pursuant to Rule 416, there are also being registered such indeterminate number of additional shares of Common Stock as may be required for issuance pursuant to the anti-dilution provisions of the Redeemable Warrants.

         (5) Reflects the exercise price of a Redeemable Warrant, payment of which entitles the holder thereof to purchase one share of Common Stock, which exercise price is estimated solely for purposes of calculating the registration fee.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine. ii mobile mini, inc.

                              CROSS REFERENCE SHEET
                    Pursuant to Item 501(b) of Regulation S-K

Form S-2 Item Number and Caption                  Location in Prospectus
--------------------------------                  ----------------------
 1.      Forepart of the Registration             Facing Page of Registration Statement; Outside Front
         Statement and Outside Front              Cover Page of Prospectus
         Cover Page of Prospectus

 2.      Inside Front and Outside Back            Inside Front Cover Page; Outside Back Cover Page
         Cover Pages of Prospectus

 3.      Summary Information, Risk                Prospectus Summary; Risk Factors
         Factors and Ratio of Earnings to
         Fixed Charges

 4.      Use of Proceeds                          Use of Proceeds

 5.      Determination of Offering Price          Outside  Front Cover Page of  Prospectus;  Risk  Factors;
                                                  Underwriting

 6.      Dilution                                 *

 7.      Selling Security Holders                 *

 8.      Plan of Distribution                     Outside Front Cover of Prospectus; Underwriting

 9.      Description of Securities to be          Description of the Notes; Description of the Redeemable
         Registered                               Warrants

10.      Interests of Named Experts and           *
         Counsel

11.      Information With Respect to the          Risk Factors; Dividends; Selected Consolidated Financial
         Registrant                               Information  Data;  Management's  Discussion and Analysis
                                                  of  Results  of  Operations   and  Financial   Condition;
                                                  Business; Management; Description of the Notes; Description
                                                  of the Redeemable Warrants; Index to Consolidated Financial
                                                  Statements; Consolidated Financial Statements

12.      Incorporation of Certain Information     Incorporation of Certain Documents by Reference
         by Reference

13.      Disclosure of Commission                 *
         Position on Indemnification for
         Securities Act Liabilities

----------------------

*        Not applicable.
                                      iii

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER __, 1997


PROSPECTUS


                                   $6,000,000
                                mobile mini, inc.
                   ___% Senior Subordinated Notes Due 2002 and
         Redeemable Warrants to Purchase 150,000 Shares of Common Stock


                          -----------------------------


         Mobile Mini, Inc. (the "Company") is hereby offering $6,000,000 in original principal amount of its ___% Senior Subordinated Notes Due 2002 (the "Notes") and redeemable warrants (the "Redeemable Warrants") to purchase 150,000 shares of the common stock, $.01 par value, of the Company (the "Common Stock"). The Notes and the Redeemable Warrants must be purchased together in this Offering as a unit (a "Unit") on the basis of one Note in the original principal amount of $5,000 and 125 Redeemable Warrants, each to purchase one share of Common Stock at an initial exercise price of $________ per share, subject to adjustment in certain circumstances. After issuance, the Notes and Redeemable Warrants will trade separately. The Notes will mature on November 1, 2002, unless previously redeemed. Interest is payable semi-annually on May 1 and November 1 of each year, commencing May 1, 1998.



         The Company has applied to The Nasdaq Stock Market to have the Redeemable Warrants listed on the Nasdaq SmallCap Market under the symbol
"____". The Common Stock is traded on the Nasdaq National Market under the symbol "MINI". On August 22, 1997, the last reported sale price of the Common Stock as reported by the Nasdaq National Market was $4.625 per share.


         The Notes are redeemable, in whole or in part, at the option of the Company, at any time after November 1, 1999, at a price equal to the then outstanding principal amount of the Notes redeemed plus accrued interest to the redemption date. The Notes will constitute unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Debt (as herein defined) of the Company.

         See "Risk Factors" beginning on page 10 for certain information that should be considered by prospective investors.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================================
                                             Price to              Underwriting             Proceeds to the
                                             Public                Discount (1)             Company(2)(3)
---------------------------------------------------------------------------------------------------------------------
Per Unit (4)                                     $                        $                          $
---------------------------------------------------------------------------------------------------------------------
Total                                        $                        $                          $
=====================================================================================================================

(1) The Company has agreed to indemnify the Underwriter, as defined below, against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting offering expenses payable by the Company estimated at $150,000.

(3) The Company has granted to the Underwriter an option, exercisable within 45 days of the date hereof, to purchase Units comprised of up to $900,000 in principal amount of additional Notes (together with additional Redeemable Warrants to purchase an aggregate of up to 22,500 shares of Common Stock) at the Price to Public less the Underwriting Discount for the purpose of covering over-allotments, if any. If the Underwriter exercises this option in full, the Price to Public will total $_________, the Underwriting Discount will total $_______, and the Proceeds to the Company will total $_________. See "Underwriting."

(4) Each consisting of a Note in the original principal amount of $5,000 and Redeemable Warrants to purchase 125 shares of Common Stock. The Company will allocate $_____ of the initial Unit purchase price to each Note and $_____ to each Redeemable Warrant.

     The Notes and the Redeemable Warrants are offered hereby by Peacock, Hislop, Staley & Given, Inc. (the "Underwriter"), subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions (the "Offering"). The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes and the Redeemable Warrants will be made at the offices of the Underwriter in Phoenix, Arizona on or about __________________, 1997.



                      Peacock, Hislop, Staley & Given, Inc.
                               ____________, 1997

                          PROSPECTUS INSIDE FRONT COVER

                                Mobile Mini, Inc.
                                National Presence

Mobile Mini currently markets its products through eight company branch locations and 51 dealers located throughout the United States and Canada. Each branch and dealer location sells, rents and lease storage containers and custom structures to a diverse market.

[map of the U.S. depicting branch, dealer and manufacturing plant locations]

[photograph depicting multiple containers installed at customer location]

                                Sales and Leasing

Mobile Mini, Inc. is a market leader in the leasing and sale of portable steel storage containers. These storage units are a highly effective alternative for fixed- and mini-storage users in terms of both security and access. The Company also selectively manufacturers and sells versatile and innovatively designed steel and concrete communications shelters and cabinets based on its proprietary manufacturing techniques.

                               Manufacturing Plant

Mobile Mini's Maricopa manufacturing plant currently spans 44.8 acres. With 400 full-time employees and 130,000 square feet of manufacturing buildings, this facility is the center of product design, manufacturing, assembly and research and development, purchasing over 20 million pounds of steel each year.

[aerial photograph of the Company's manufacturing plant]
--------------------------------------------------------------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES OR THE WARRANTS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE NOTES AND WARRANTS ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                                     SUMMARY


         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, contained in this Prospectus to which reference is made for a complete statement of matters discussed below. Unless otherwise indicated, all financial and share information set forth in this Prospectus assumes (i) no issuance of an aggregate of 823,750 shares of Common Stock reserved for issuance pursuant to outstanding options and warrants (other than the IPO Warrants as defined herein), (ii) no exercise of the outstanding warrants to purchase an aggregate of 1,067,500 shares of Common Stock issued in connection with the Company's 1994 initial public offering (the "IPO Warrants"), and (iii) that the Underwriter's over-allotment option will not be exercised. All references to fiscal years refer to the fiscal year of the Company ending December 31. Unless the context otherwise requires, all references in this Prospectus to the "Company" refer to Mobile Mini, Inc. and its subsidiaries.


                                   The Company


         Established in 1983, Mobile Mini, Inc., a Delaware corporation headquartered in Phoenix, Arizona, leases and sells portable steel storage containers and telecommunication shelters. The Company manufactures its own steel storage containers and acquires, refurbishes, and modifies used ocean-going shipping containers for use as inland portable storage units. Operating income for the fiscal year ended December 31, 1996 was $4.5 million and $3.5 million for the six months ended June 30, 1997.


         The  Company  sells  and  leases  its  products  to a wide  variety  of individual, business and governmental users. Clients include retail and wholesale distributors such as Sears(R), K-Mart(R) and Wal-Mart(R); and
institutional customers such as Motorola(R), CellularOne(R) and Southwestern Bell(R) Communications.


         The Company's lease activities include both on-site and off-site leasing. "Off-site" leasing occurs when the Company leases a portable storage container which is then located at the customer's place of use. "On-site" leasing occurs when the Company stores the portable container containing the customer's goods at one of the Company's facilities, which are similar to a standard mini-storage facility, but with increased security, ease of access and container delivery and pick-up service. For the six months ended June 30, 1997, on-site and off-site leasing represented 51% of the Company's revenues with approximately 13,000 units under lease.

         The Company pioneered the use of ocean-going shipping containers for domestic storage. Since 1993, the Company has expanded its operations and now directly serves eight markets in three southwestern states. During that period, the Company's lease fleet has grown by 282%. Although other companies have followed the Company's lead in developing the domestic market for used ocean going containers, the Company believes that it remains the nation's leading lessor of these containers. Through its innovative marketing program, the Company has expanded the demand for its products in each market it has entered, and continues to grow those markets, with same store leasing activities increasing by 28% during the twelve months ended June 30, 1997. The Company intends to continue to grow its existing markets and to expand into additional cities where it believes it can establish substantial market share.

         The  Company  also  markets its  storage  products on a national  basis through its national dealer network, which at August 1, 1997 provided the Company's manufactured containers to 51 dealers for retail sale and lease. Such dealers are in 78 separate locations in 30 states and one Canadian province. Marketing to dealers and potential dealers is primarily through direct solicitation, trade shows, trade magazine advertising and referrals.


         To complement its storage container business, diversify its product line and target the domestic and international markets, Mobile Mini established a telecommunication shelter division in mid-1995. The Company's modular telecommunication shelters, marketed under the name "Mobile Telestructures," can be built in a variety of designs, sizes, strengths, exterior appearances and configurations. The Company markets its Mobile Telestructure products directly to telecommunication companies as well as to companies providing turn-key installations of shelters and towers. For the six months ended June 30, 1997, Mobile Telestructure represented approximately 5% of the Company's revenues.

         In March 1996, the Company refinanced its business, repaying the majority of its indebtedness and entering into a credit agreement which provided a $35.0 million line of credit and a $6.0 million term loan (as amended, restated or otherwise modified from time to time, and including any restatements, renewals, refundings or refinancings thereof, the "Senior Credit Agreement"). The revolving line of credit portion of the Senior Credit Agreement has since been expanded to $40.0 million. Previously, the Company financed most of its container lease fleet with debt with a five-year amortization schedule. Under the Senior Credit Agreement, the Company's lenders permit the Company to take advantage of the long useful life and durability of its container lease fleet by providing financing that requires interest-only payments during the term of the revolving line of credit. The 1996 refinancing provided the liquidity that permits the Company to focus on the most profitable part of its business, the leasing of portable storage containers and portable offices.



         The Company's principal executive office is located at 1834 West Third Street, Tempe, Arizona 85281, and its telephone number is (602) 894-6311.

                                  The Offering


The Notes                           $6,000,000  aggregate  principal  amount  of
                                    ___% Senior  Subordinated  Notes Due 2002 to
                                    be   issued   under   an   indenture    (the
                                    "Indenture")  between the Company and Harris
                                    Trust and  Savings  Bank,  as  trustee  (the
                                    "Trustee"). See "Description of the Notes."

Denomination                        $5,000  per  Note  and  integral   multiples
                                    thereof.


Use of Proceeds                     Net  proceeds  from  the  sale of the  Notes
                                    offered    hereby,     estimated    to    be
                                    approximately $5.7 million,  will be used to
                                    repay  $3.0 million of senior   subordinated
                                    indebtedness outstanding under the Company's
                                    bridge   notes  issued  in  July  1997  (the
                                    "Bridge   Notes"),   plus  accrued  interest
                                    thereon, and a portion of the proceeds equal
                                    in  amount  to  one  scheduled   semi-annual
                                    interest  payment  on the Notes  outstanding
                                    will be  deposited  in an  interest  reserve
                                    account to secure the  Company's  obligation
                                    to  pay  scheduled  interest  payments.  The
                                    remaining net proceeds will be used to repay
                                    a portion  of the amount  outstanding  under
                                    the revolving  line of credit portion of the
                                    Senior   Credit   Agreement.   See  "Use  of
                                    Proceeds."

Maturity Date                       November 1, 2002.


Interest Payment Dates              May  1  and   November   1  of  each   year,
                                    commencing on May 1, 1998.


Original Issue Discount             For federal  income tax purposes,  the Notes
                                    will be treated as having  been  issued with
                                    "original issue discount" equal to the value
                                    of the Warrants as  determined by applicable
                                    regulations of the Internal Revenue Service.
                                    See    "Certain     Federal    Income    Tax
                                    Considerations."

Interest Reserve                    The  Company  will  deposit  in an  interest
                                    reserve account (the "Reserve  Account") for
                                    the  benefit of the  holders of the Notes an
                                    amount  equal to one  semi-annual  scheduled
                                    interest payment on the Notes,  which amount
                                    may be distributed to such holders to pay an
                                    interest  payment  in  the  event  that  the
                                    Company  fails to make a scheduled  interest
                                    payment.  If any  amounts  are paid from the
                                    Reserve   Account,   the  account   must  be
                                    replenished   not   later   than   the  next
                                    scheduled  interest  payment  date  for  the
                                    Notes,  subject to the right of the  lenders
                                    under the Senior Credit Agreement to issue a
                                    Payment  Blockage Notice (as defined herein)
                                    following   the   occurrence  of  a  default
                                    thereunder.  See "Description of the Notes -
                                    Interest Reserve Account."


Ranking The Notes will constitute general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Debt (as defined herein) of the Company. As of June 30, 1997, the Company had approximately $46.5 million of Senior Debt outstanding and $9.8 million of debt outstanding that is pari passu with the Notes. As long as the Company complies with certain financial ratios set forth in the Indenture, the Indenture will not limit the amount of additional Senior Debt or other indebtedness that the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness which any subsidiary can create, incur, assume or guarantee. See "Description of the Notes - Subordination" and "- Certain Covenants."


Optional Redemption                 The Notes will be redeemable,  at the option
                                    of the Company,  at any time, in whole or in
                                    part, on or after  November 1, 1999, at 100%
                                    of  the   principal   amount  of  the  Notes
                                    redeemed, plus accrued and unpaid interest thereon. See "Description of the Notes -
                                    Optional Redemption."


Change in Control Refinancing       If  a  Change  in  Control  Refinancing  (as
                                    defined in the Indenture)  shall occur prior
                                    to  November  1,  1999,  each  holder of the
                                    Notes  will  have the right to  require  the
                                    Company  to  repurchase  all or any  part of
                                    such holder's Notes at 101% of the principal
                                    amount  thereof,  plus  accrued  and  unpaid
                                    interest  thereon to the date of repurchase.
                                    No  repurchase  right will exist if a Change
                                    in Control  Refinancing  should  occur after
                                    November  1,  1999.  A  "Change  in  Control
                                    Refinancing"  is defined in the Indenture to
                                    mean   the    refinancing,    refunding   or
                                    restructuring of the Company's Senior Credit
                                    Agreement upon the occurrence of specified events, including (i) the

                                    Company's  founder  or persons  directly  or
                                    indirectly  controlled  by the  founder  and
                                    members of the Company's  management ceasing
                                    to own at least 20% of the  voting  power of
                                    the  Company's  securities,  (ii) any person
                                    (other   than   members  of  the   Company's
                                    management)       acquiring       securities
                                    representing  more  than  20% of the  voting
                                    power of the Company's securities,  or (iii)
                                    existing directors (or persons nominated for
                                    election  by at least  75% of the  Company's
                                    existing    directors   and   directors   so
                                    nominated)   of  the   Company   ceasing  to
                                    constitute at least 75% of the Company's board of directors. See "Description of the Notes - Repurchase at the Option of Holders Upon a Change in Control Refinancing."


Certain Covenants                   The Indenture will contain certain covenants
                                    which, among other things,  will require the
                                    Company to maintain a specified Tangible Net
                                    Worth,  a  specified  maximum  Total  Funded
                                    Indebtedness  Ratio, and a specified maximum
                                    Senior  Indebtedness  Ratio  (all as defined
                                    herein),  and will  restrict  the ability of
                                    the Company to enter into  transactions with
                                    affiliates    or   related    persons,    or
                                    consolidate,    merge   or   sell   all   or
                                    substantially  all  of  its  assets.   These
                                    covenants    are   subject   to    important
                                    exceptions    and    qualifications.     See
                                    "Description   of  the   Notes   -   Certain
                                    Covenants."


Payment Blockage Periods            Upon the  occurrence  of a default under the
                                    Senior Credit Agreement, the Company may not
                                    make any  payment  upon or in respect of the
                                    Notes  (including any deposit by the Company
                                    of any amount into the  Reserve  Account) if
                                    the  Trustee  receives a notice (a  "Payment
                                    Blockage  Notice") of such  default from any
                                    person  permitted  to give such notice under
                                    the Indenture.  Payments (including deposits
                                    into the Reserve  Account)  shall be resumed
                                    (i) upon the date such  default  is cured or
                                    waived,  or (ii) 180 days  after the date on
                                    which the applicable Payment Blockage Notice
                                    is given.  Only one such  period of  payment
                                    blockage may be given in any 360-day period,
                                    unless the default  that is the subject of a
                                    Payment  Blockage  Notice  has been cured or
                                    waived  within the 90 days after such notice
                                    has been given, in which case one additional
                                    Payment  Blockage Notice  (covering a period
                                    of up to 180 days) may be given  within such
                                    360-day period.  Notwithstanding delivery of
                                    a Payment Blockage  Notice,  interest may be
                                    paid from  amounts in the  Reserve  Account.
                                    See    "Description    of   the    Notes   -
                                    Subordination."  Events of default under the
                                    Senior Credit Agreement  include any failure
                                    to make  payment  thereunder  when due,  any
                                    failure  to  comply  with any  covenant  set
                                    forth  therein,  a Change of  Control of the
                                    Company (defined  substantially  identically
                                    to Change in Control  Refinancing  under the
                                    Indenture),  any default under any agreement
                                    (including   the    Indenture)    evidencing
                                    indebtedness of the Company in an amount in excess of $200,000, and the occurrence of certain events that adversely affect the lender's security interest collaterlizing the Company's obligations under the Senior
                                    Credit Agreement.

Limited Noteholder Remedies
  Upon an Event of Default          Upon   an   occurrence    and   during   the
                                    continuance of an Event of Default under the
                                    Indenture,  the principal  of,  interest and
                                    other amounts due under the Notes shall bear
                                    interest  at a  rate  of 2% per  month  (the
                                    "Default  Rate").  In  the  event  that  the
                                    Company   fails  to  make  any   payment  of
                                    principal or interest on a Note on or before
                                    the date  due,  or  fails  to pay any  other
                                    amount  due  under the  Indenture  within 10
                                    days  after   receipt  of  notice  from  the
                                    Trustee,   the  Notes  shall   automatically
                                    become  due  and  payable;   provided,  that
                                    payment  of   interest  on  the  Notes  from
                                    amounts on deposit  in the  Reserve  Account
                                    will not  constitute  an  Event  of  Default
                                    under the  Indenture.  If any other Event of
                                    Default under the Indenture  shall exist and
                                    if  the  Company's  indebtedness  under  the
                                    Senior  Credit  Agreement  has been declared
                                    due  and   payable   prior  to  its   stated
                                    maturity, the Trustee may declare the unpaid
                                    principal  of and  accrued  interest  on the
                                    outstanding Notes to be due and payable. Any
                                    default  or  event  of  default   under  the
                                    Indenture   will   constitute  an  event  of
                                    default  under the Senior  Credit  Agreement
                                    and the Lenders  thereunder  will  thereupon
                                    have the right to  exercise  remedies  under
                                    the Senior Credit  Agreement,  including the
                                    issuance of a Payment Blockage  Notice.  See
                                    "Description   of  the  Notes  -  Events  of
                                    Default and Remedies."


The Redeemable Warrants             The  Notes  will be issued  with  Redeemable
                                    Warrants which, when exercised, will entitle the holders thereof to purchase, in the aggregate, 150,000 shares of Common Stock, on the basis of 125 Redeemable Warrants for each Note purchased. See "Description of the Redeemable Warrants."

Exercise Each Redeemable Warrant entitles the holder thereof to purchase one share of Common Stock for $_____ per share (subject to adjustment as described herein). The Redeemable Warrants first become exercisable on March 1, 1998.

Expiration of Redeemable Warrants   November 1, 2002 (the "Expiration Date").

Redemption of Redeemable Warrants   After ________, the Company has the right to
                                    redeem the Redeemable Warrants at any time after the date that the closing price of the Common Stock has equaled or exceeded $____ per share for a period of 20 consecutive trading days. The redemption price is $.05 per Redeemable Warrant.

Adjustments                         The  number of  shares  of Common  Stock for
                                    which a Redeemable Warrant is exercisable and the purchase price thereof are subject to adjustment from time to time upon the occurrence of certain events, including, among other things, certain dividends and distributions and issuances of shares of Common Stock at a price below the market price. See "Description of the Redeemable
                                    Warrants - Adjustment of Exercise  Price and
                                    Change in Number  of  Shares  Issuable  Upon
                                    Exercise." A Redeemable Warrant does not entitle the holder thereof to receive any dividends paid on Common Stock nor does a holder of Redeemable Warrants, as such, have any rights of a stockholder of the Company.



                                  Risk Factors


         See "Risk Factors" for certain factors relating to an investment in the
Notes  and  Redeemable   Warrants  that  should  be  considered  by  prospective
investors.


                       Summary Consolidated Financial Data

         The following summary of financial data is derived from the consolidated financial statements of the Company, included elsewhere herein, and should be read in conjunction with such consolidated financial statements and the notes thereto. The consolidated financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon appears elsewhere in this Prospectus. The consolidated financial statements for the six months ended June 30, 1996 and 1997 are unaudited.

Consolidated  Statements  of  Operations  Data

                                                                                           Six Months
                                                       Year Ended December 31,            Ended June 30,
                                                   ------------------------------       -----------------
                                                                                           (unaudited)
                                                       1994       1995       1996        1996        1997
                                                       ----       ----       ----        ----        ----
                                                       (dollars in thousands,  except per share amounts):
Revenues                                           $ 28,182   $ 39,905   $ 42,210    $ 19,201    $ 21,843
Income from operations                                2,791      4,306      4,527       2,318       3,539
Income before extraordinary
  item                                                  956        777        481         209         723
Extraordinary item                                     --         --         (410)       (410)       --
Preferred stock dividend(1)                            --        1,250        --          --         --
Net income (loss) available to common shareholders      956       (473)        70        (201)        723


Earnings per common and common equivalent share:

Income (loss) available to common shareholders
  before extraordinary item                        $   0.21   $  (0.09)  $   0.07    $   0.03    $   0.11
Extraordinary item                                     --         --        (0.06)      (0.06)       --
                                                   --------   --------   --------    --------    --------
Net income (loss) available to common shareholders $   0.21   $  (0.09)  $   0.01    $  (0.03)   $   0.11
                                                   ========   ========   ========    ========    ========

Consolidated Balance Sheet Data


                                                           At December 31,                  At June 30,
                                                 ----------------------------------     --------------------
                                                                                              (unaudited)
                                                    1994          1995         1996        1996         1997
                                                    ----          ----         ----        ----         ----
                                                                       (dollars in thousands):
          Total assets                           $40,764       $54,342      $64,816     $57,001      $73,217


          Long term line of credit                    --         4,099       26,406      18,379       33,776
          Long term debt and obligations
              under capital leases,
              including current portion           16,140        24,533       13,742      15,209       12,676
          Total stockholders' equity              11,275        16,160       16,209      15,937       16,932

Other Data

                                                      Year Ended December 31,           Six Months Ended June 30,
                                                 ----------------------------------     -------------------------
                                                                                              (unaudited)
                                                    1994          1995         1996        1996         1997
                                                    ----          ----         ----        ----         ----
                                                                         (dollars in thousands):
          EBITDA(2)                               $3,620        $5,917       $6,466      $3,071       $4,541
          Ratio of EBITDA to interest
              expense(2)                           2.8:1(4)      1.8:1        1.7:1       1.6:1        2.0:1
          Ratio of earnings to fixed
              charges(3)                           2.2:1(4)      1.4:1        1.2:1       1.2:1        1.5:1








Net cash provided by (used in):
  Operating activities                          $  1,301      $   (165)    $  1,390    $ (1,795)    $   (491)


Investing activities                             (14,431)      (10,778)     (10,751)     (1,215)      (6,064)

Financing activities                              13,847        11,527        8,667       2,263        6,305
                                              -------------------------------------    ---------------------

Total                                           $    717      $    584     $   (694)   $   (747)    $   (250)
                                              =====================================    =====================



(1) In accordance with the accounting treatment announced by the staff of the Securities and Exchange Commission ("SEC") at the March 13, 1997 meeting of the Emerging Issues Task Force ("EITF"), the Company recorded a prefered stock dividend at December 31, 1995. See note 10 of Notes to Consolidated Financial Statements.


(2) EBITDA is defined as earnings before interest expense, income tax expense (benefit), depreciation and amortization. The Company has included information concerning EBITDA and the ratio of EBITDA to interest expense because they are used by certain investors as a measure of the ability of issuers of debt securities to service their debt. EBITDA is not required by generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. In considering EBITDA, investors should consider that certain of those expenses excluded in calculating EBITDA (such as interest expense and depreciation and amortization) have a material impact upon net income and, because those factors may differ materially among companies reporting EBITDA data, the EBITDA measures presented may not be comparable to similarly titled measures of other companies. Management believes that net income is generally a more important indicator of the Company's financial performance than is EBITDA.


(3) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, "earnings" means net income (loss) from continuing operations before income taxes plus fixed charges minus capitalized interest. "Fixed charges" means total interest, whether capitalized or expensed, plus amortization of deferred financing costs and the interest portion of rental expense.

(4) The Company completed its initial public offering in February 1994, receiving approximately $7.0 million of net proceeds, which materially affected the ratio.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS


         Except for historical information contained herein, this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results may differ materially from such statements. Factors that cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus and the documents incorporated herein by reference. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. In addition, as disclosed under "Risk Factors," the business and operations of the Company are subject to substantial risks which increase the uncertainties inherent in the forward-looking statements included in this Prospectus. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.



                                  RISK FACTORS


         In considering the matters set forth in this Prospectus, prospective purchasers of the Notes and Redeemable Warrants should carefully consider the matters set forth below as well as other information set forth in this Prospectus.


Substantial Leverage


         The Company leases containers under operating leases with its customers. The operating lease business is a capital intensive business. The typical operating lease transaction requires a cash investment by the Company of a percentage of the original cost of acquiring and refurbishing used containers or manufacturing new containers or other structures in its lease fleet. This cash investment, commonly known in the equipment leasing industry as an "equity investment," is typically 10% to 20% of the cost of a finished container. The Company's equity investment is typically financed with either the proceeds of the sale of equity or debt securities or internally generated funds. The other 80% to 90% of the cost of a finished container is typically financed with borrowings. Consequently, the Company generally carries a high outstanding indebtedness amount. As of June 30, 1997, on a pro forma basis, after giving effect to the sale of the Notes and Redeemable Warrants and the application of the estimated proceeds therefrom, the aggregate amount of indebtedness of the Company would have been approximately $56.7 million, of which $41.3 million would have been Senior Debt. See "Capitalization." The Company may incur additional indebtedness in the future, subject to certain limitations contained in the Senior Credit Agreement. The Indenture does not limit the Company's ability to incur additional debt, other than requiring that the Company maintain a specified minimum Tangible Net Worth, maximum Total Funded Indebtedness Ratio and maximum Senior Indebtedness Ratio, all as defined therein. Accordingly, following the sale of the Notes, the Company will have significant debt service obligations. The Company's ability to satisfy its annual interest and principal payments on its indebtedness or to refinance its obligations with respect to its indebtedness or sell assets or raise equity capital to satisfy such obligations will depend largely upon its performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. See "Business-Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."


Subordination of Notes

         The indebtedness evidenced by the Notes is subordinate to the prior payment in full of all Senior Debt (as defined herein). As of June 30, 1997, the Company had approximately $46.5 million of Senior Debt outstanding. The Indenture will not limit the amount of additional debt, including Senior Debt and pari passu indebtedness, that the Company can create, incur, assume or guarantee, except to the extent, if any, that the incurrence of such debt would violate certain financial covenants set forth in the Indenture. During the continuance of any default (beyond 9 any applicable grace period) in the payment of principal, premium, interest or any other payment due on the Senior Debt, no payment of principal or interest on the Notes may be made by the Company. In addition, upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal and interest on the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Debt. By reason of this subordination, in the event of the Company's dissolution, holders of Senior Debt may receive more, ratably, and the holders of the Notes may receive less, ratably, than the other creditors of the Company. See "Description of the Notes--Subordination."

Effect of Payment Blockage Periods on Notes

         Upon the occurrence of a default under the Senior Credit Agreement, the Company may not make any payment upon or in respect of the Notes (including any deposit by the Company of any amount into the Reserve Account) if the Trustee receives a notice (a "Payment Blockage Notice") of such default from any person permitted to give such notice under the Indenture. Payments (including deposits into the Reserve Account) shall be resumed (i) upon the date such default is cured or waived, or (ii) 180 days after the date on which the applicable Payment Blockage Notice is given. Only one such period of payment blockage may be given in any 360-day period, unless the default that is the subject of a Payment Blockage Notice has been cured or waived within the 90 days after such notice has been given, in which case one additional Payment Blockage Notice (covering a period of up to 180 days) may be given within such 360-day period. See "Description of the Notes - Subordination."

Limited Remedies Upon an Event of Default under the Indenture

         Upon an occurrence and during the continuance of an Event of Default under the Indenture, the principal of, interest and other amounts due under the Notes shall bear interest at a rate of 2% per month (the "Default Rate"). In the event that the Company fails to make any payment of principal or interest on a Note on or before the date due, or fails to pay any other amount due under the Indenture within 10 days after receipt of notice from the Trustee, the Notes shall automatically become due and payable; provided, that payment of interest on the Notes from amounts on deposit in the Reserve Account will not constitute an Event of Default under the Indenture. If any other Event of Default under the Indenture shall exist and if the Company's indebtedness under the Senior Credit Agreement has been declared due and payable prior to its stated maturity, the Trustee may declare the unpaid principal of and accrued interest on the outstanding Notes to be due and payable; provided, that absent acceleration of the Company's indebtedness under the Senior Credit Agreement, neither the Trustee nor any holders of the Notes shall have any right to accelerate the maturity of the Notes or the right to pursue any other remedies under the Indenture. Accordingly, holders of the Notes shall have only limited remedies upon the occurrence of an Event of Default under the Notes, other than the accrual of interest at the Default Rate. See "Description of the Notes - Events of Default and Remedies."

Uncertainty in Supply and Price of Used Containers

         The Company purchases used ocean-going shipping containers which comprise a majority of the storage containers which the Company leases. The Company's ability to obtain used containers for its lease fleet is subject in large part to the availability of these containers in the market. The availability to the Company of used cargo containers is in part subject to international trade issues and the demand for containers in the ocean cargo shipping business. Should there be a shortage in supply of used containers, the Company could supplement its lease fleet with new manufactured containers. However, should there be an overabundance of these used containers available, it is likely that prices would fall. This could result in a reduction in the lease rates the Company could obtain from its container leasing operations. It could also cause the appraised orderly liquidation value of the containers in the lease fleet to decline.

Uncertainty of Additional Financing to Sustain Growth

         The Company believes that its current capitalization, together with borrowings available under the Senior Credit Agreement, is sufficient to maintain its current level of operations. However, the Company's ability to sustain recent-period financial and operating results is materially dependent upon the availability of credit and equity to support continued increase in the size of its container lease fleet. At July 31, 1997, the Company had borrowings of approximately $32.9 million outstanding under the Senior Credit Agreement. While the Company believes that the net proceeds from the sale of the Notes together with borrowings under the Senior Credit Agreement provide sufficient capital to permit continued growth at recent levels, there can be no assurance that such financial resources will be sufficient to sustain recent growth levels throughout the Company's fiscal year beginning January 1, 1998. During fiscal 1996, the cost of used ocean-going containers, which the Company purchases and refurbishes, increased materially as compared to prior periods. Although used container prices stabilized and then decreased during the first six months of 1997, there can be no assurance that current price levels will continue, and if the cost of used containers increases over existing levels, the Company would be required to secure additional financing through debt or equity offerings, additional borrowings or a combination of these sources (in addition to any net proceeds of this Offering) in order to sustain recent-period growth levels. However, there is no assurance that any such financings will be obtained or obtained on terms acceptable to the Company. The availability of borrowings under the Senior Credit Agreement is dependent upon the orderly liquidation value of the Company's container lease fleet. A significant reduction in such values may adversely affect the Company's ability to finance its business through the Senior Credit Agreement. See "Business-Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Container Fleet Utilization

         Historically, the Company has maintained container fleet utilization levels in the 85-to-92% range. During 1996, the Company's container fleet utilization level was 90% and at June 30, 1997 was 87%. Should the Company experience an unexpected decline in demand for its lease units due to economic conditions, an increase in competition, an increase in supply of used containers or any other reason, the Company would expect to dispose of containers in order to maintain acceptable utilization levels. If this were to occur at a time when the market price of used containers has declined, it could result in losses on the sale of these containers. In addition, the Company's operating results would be adversely affected because it would continue to be subject to the high fixed costs of its branch operations but it would have reduced lease revenues.

Risk of Senior Debt Covenant Defaults

         The Company's obligations under the Senior Credit Agreement are secured by a lien in favor of its lenders covering substantially all of the assets of the Company. The Company is required to comply with certain covenants and restrictions, including covenants relating to the Company's financial condition and results of operations. If the Company is unable or fails to comply with the covenants and restrictions of the Senior Credit Agreement, the lenders would have the right not to make loans under the Senior Credit Agreement and to require early payment of outstanding loans. The lack of availability of loans or the requirement to make early repayment of loans would have a material adverse effect on the Company. See "Management's Discussion and Analysis Financial Condition and Results of Operations - Liquidity and Capital Resources."

Uncertainty of Future Financial Performance, Fluctuations in Operating Results

         The Company's results of operations may vary from period to period due to a variety of factors which affect demand for the Company's products and influence the Company's operating costs and margins, including general economic and industry conditions, availability of and cost increases of used containers from which the Company builds its container fleet, changes in marketing and sales expenditures, pricing pressures, market acceptance of the Company's products, particularly in new market areas in which the Company may expand, expenditures to acquire or start-up and integrate into the Company's operations new businesses which the Company seeks to acquire as part of its expansion
strategy,   and  the  introduction  of  new  products  by  the  Company  or  its competitors.

Fluctuations in Raw Materials Costs and Supply

         The Company purchases used ocean-going shipping containers, steel, vinyl, wood, glass and other raw materials from various suppliers. While all such materials are available from numerous independent suppliers, commodity raw materials are subject to fluctuations in price. Because such materials in the aggregate constitute significant components of the Company's cost of goods sold, such price fluctuations could have a material adverse effect on the Company's results of operations. Although the Company believes that it can pass on gradual increases in raw material prices, there can be no assurance that the Company will continue to be able to do so in the future. In addition, sharp increases in material prices are more difficult to pass through to the customer in short a period of time and may negatively impact the short-term financial performance of the Company.

Potential Adverse Effects of Government Regulation

         The Company's manufacturing and storage facilities are subject to regulation by a number of governmental authorities, including regulations relating to occupational health and safety and to environmental issues as well as federal and state laws governing such matters as overtime and minimum wages. The Company believes that its operations comply in all material respects with all applicable regulatory requirements. However, any failure to comply with applicable regulations, or the adoption of new regulations or changes in existing regulations, could impose additional compliance costs on the Company, require a cessation of certain activities or otherwise have a material adverse impact on the Company's business and results of operations.

Limitations on Repurchase Upon a Change in Control Refinancing

         In the event of a Change in Control Refinancing prior to November 1, 1999, each Note holder may under certain circumstances require the Company to repurchase all or a portion of such holder's Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. If a Change in Control Refinancing were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. It is expected that the Company's repurchase of Notes, absent a waiver, would constitute a default under the terms of the Senior Credit Facility. In addition, the Company's repurchase of Notes as a result of the occurrence of a Change in Control Refinancing may be prohibited or limited by the holders of Senior Debt under the subordination provisions applicable to the Notes, or be prohibited or limited by or create an event of default under, the terms of other agreements relating to borrowings which constitute Senior
Debt as may be entered into, amended, supplemented or replaced from time to time. Failure of the Company to repurchase Notes at the option of the Note holder upon a Change in Control Refinancing would result in an Event of Default under the Indenture. See "Description of the Notes - Redemption of Notes at the Option of Holders Upon a Change in Control Refinancing."

Absence of Trading Market


         There is no public market for the Notes and the Company does not intend to apply for listing of the Notes on Nasdaq or any national securities exchange. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the Offering, although they are under no obligation to do so and may discontinue any market-making activities at any time. Accordingly, no assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. It is not expected that the Notes will be assigned a credit rating by any of the nationally recognized rating agencies.

         Although the Company's Common Stock and IPO warrants are quoted on the Nasdaq National Market and the Nasdaq Small Cap Market, respectively, there can be no assurance that a trading market for the Redeemable Warrants will develop or, if one does develop, of its liquidity or whether it will be maintained. To the extent that an active market does not develop for the Redeemable Warrants, the market price and a holder's ability to sell the Redeemable Warrants could be materially adversely affected.

Original Issue Discount

         Because the Notes are being offered as part of a Unit with the Redeemable Warrants, a portion of the offering price for a Unit will be allocated to the Notes and a portion to the Redeemable Warrants. Since the portion allocable to a Note will be less than the Note's prinicpal amount, a Note will likely be issued at a discount from its face amount. If the discount (generally referred to as "original issue discount" or "OID") exceeds a statutory de minimis amount (1/4 of 1% of an obligation's stated redemption price at maturity multiplied by the number of complete years to its maturity), the Notes will be considered to be issued with original issue discount. In addition to including in income the amount of stated interest received or accrued, a holder will be required to include a portion of any such OID as ordinary income for federal income tax purposes each year over the term of the Notes so as to provide a constant yield to maturity. The Company intends to allocate the issue price on a per Note and per the Redeemable Warrant basis. A holder of Notes and Redeemable Warrants may not adopt a different allocation unless such holder properly discloses such a different allocation on the holder's federal income tax return for the year in which the Notes and Warrants were acquired. See "Certain Federal Income Tax Considerations -- The Notes."


Competition

         The Company believes that its products, services, pricing and manufacturing capabilities allow it to compete favorably in each of the on-site leasing, off-site leasing and sales segments of the Company's markets in the areas it currently operates. However, the Company's ability to continue to compete favorably in each of its markets is dependent upon many factors, including the market for used ocean-going shipping containers and the cost of steel.


         The Company believes that competition in each of its markets may increase significantly in the future. It is possible that some such competitors will have greater marketing and financial resources than the Company. As competition increases, significant pricing pressure and reduced profit margins may result.

Prolonged price competition, along with other forms of competition, could have a material adverse affect on the Company's business and results of operations. See "Business-Competition."


Reliance on Key Employees


         The Company is substantially dependent on the personal efforts and abilities of Richard E. Bunger, the Company's founder and its Chairman, Steven
G. Bunger, the Company's President and Chief Executive Officer, and Lawrence Trachtenberg, the Company's Executive Vice President and Chief Financial Officer. The loss or unavailability of any of these officers or certain other key employees for any significant period of time could have a material adverse effect on the Company's business prospects or earning capacity.


Management Control


         The Company's executive officers and directors as at August 15, 1997 own an aggregate of approximately 2,643,150 shares, or 38.2% of the outstanding Common Stock. Richard E. Bunger, the Company's Chairman, beneficially owns approximately 34.6% of the Common Stock outstanding. Consequently, the executive officers and directors of the Company collectively, and Mr. Bunger individually, have substantial influence in the election of all members of the Board of Directors and therefor on the direction of the Company's business and affairs.


Anti-Takeover Considerations

         The Company's Board of Directors intends to propose that the Company's shareholders adopt at the Company's 1997 annual meeting a group of proposals, including amendments to the Company's Certificate of Incorporation which could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company, and limit the price that certain investors might be willing to pay in the future for the Company's Common Stock. These proposals include a classified board of directors and a provision barring shareholder action by written consent. The Company is also subject to Section 203 of the Delaware General Corporation Law, which may also inhibit a change in control of the Company. In addition, the provisions of certain executive employment agreements and stock option agreements may result in economic benefits to the holders thereof upon the occurrence of a change in control.

                                 USE OF PROCEEDS


         The net proceeds to the Company from the sale of the Notes and the Redeemable Warrants offered hereby are estimated to be $5.7 million ($6.6 million if the Underwriter's over-allotment option is exercised in full), after deducting underwriting discounts and estimated expenses of this Offering. The Company intends to use the net proceeds as follows: (i) to repay the $3.0 million outstanding principal amount of the outstanding Bridge Notes, plus accrued interest thereon; (ii) to deposit approximately $____________ (or approximately $_________ if the Underwriter's over-allotment option is exercised in full) in the Reserve Account; and (iii) to use the remaining proceeds to repay a portion of borrowings outstanding under the revolving credit line portion of the Senior Credit Agreement, which borrowings totaled approximately $32.9 million at July 31, 1997.


         The Company will have the ability to reborrow all or a portion of any amount it repays under the Senior Credit Agreement. Interest accrues under the Bridge Notes at the rate of 12% per annum, and approximately $16,000 of such interest was accrued as of August 15, 1997 (interest accrues under the Bridge Notes at the rate of approximately $1,000 per day). Borrowings to be repaid under the Senior Credit Agreement accrue interest at the Company's option at either prime plus 1.5% (10.0% per annum at August 15, 1997) or the Eurodollar rate (as defined) plus 3% per annum. See "Business-Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources."


         The Bridge Notes were issued by the Company on July 29, 1997 to Arizona Land Income Corporation, a publicly-held real estate investment trust which is unaffiliated with the Company or the Underwriter or any of their respective affiliates. The Bridge Notes are payable upon the earlier of the date the Company completes the issuance of at least $3 million of the Notes on July 29, 2002. The Bridge Notes bear interest at the rate of 12% annum, and the other terms of the Bridge Notes are substantially indentical to the terms of the Notes, except that the Bridge Notes were issued pursuant to a purchase agreement rather than an indenture. The purchaser of the Bridge Notes received warrants to purchase 50,000 shares of Common Stock at an exercise price of $5.00 per share. The warrants include terms and conditions substantially indentical to those of the Redeemable Warrants. Upon repayment of the Bridge Notes, the Bridge Note holder will have the opportunity to exchange Bridge Note warrants for warrants which will have terms and provisions identical to those of the Redeemable Warrants offered hereby.

                           PRICE RANGE OF COMMON STOCK

         The Common Stock trades on the Nasdaq National Market under the symbol "MINI." Prior to December 26, 1995, the Common Stock was traded on the Nasdaq SmallCap Market. The following table sets forth, for the indicated periods, the high and low sale prices for the Common Stock as reported by the Nasdaq Market. The quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                                   High              Low
Fiscal 1995
         First Quarter.....................       $4.500            $3.500
         Second Quarter....................       $5.000            $3.625
         Third Quarter.....................       $6.125            $4.750
         Fourth Quarter....................       $5.875            $3.625
Fiscal 1996
         First Quarter.....................       $4.375            $2.875
         Second Quarter....................       $4.437            $3.375
         Third Quarter.....................       $4.375            $2.812
         Fourth Quarter....................       $4.500            $3.000
Fiscal 1997
         First Quarter.....................       $3.625            $3.000
         Second Quarter....................       $4.500            $3.000
         Third Quarter(1)..................       $5.375            $4.437

---------------------

(1)      Through August 22, 1997.


         The Company has approximately 80 holders of record of its Common Stock. The Company believes it has in excess of 400 beneficial owners of its Common Stock. Holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors of the Company. To date, the Company has neither declared nor paid any cash dividends on its Common Stock, nor does the Company anticipate that cash dividends will be paid in the foreseeable future. Additionally, the Senior Credit Agreement prohibits the payment of dividends.

                                 DIVIDEND POLICY

         Cash dividends have not been paid on the Common Stock. The Company presently intends to retain earnings to finance the development and growth of its business. Accordingly, the Company does not anticipate that any dividends will be declared on the Common Stock for the foreseeable future. Future payment of cash dividends, if any, will depend upon the Company's financial condition, results of operations, business conditions, capital requirements, future prospects and other factors deemed relevant by the Company's Board of Directors. The Senior Credit Agreement prohibits the payment of dividends on any class of the Company's capital stock.


         In connection with the issuance of its Series A Convertible Preferred Stock, the Company recorded a preferred stock dividend of $1,250,000 at December 31, 1995 in accordance with the accounting treatment announced by the staff of the SEC at the March 13, 1997 meeting of the EITF, as the Series A Convertible Preferred Stock had "beneficial conversion" features which permitted the holders to convert their holdings to common shares at a fixed discount off of the market price of the common shares when converted. The effect of the dividend resulted in a decrease in earnings per share applicable to common shareholders of $.25. See note 10 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION


         The following table sets forth at June 30, 1997, the short-term debt and capitalization of the Company as adjusted to give effect to (i) the sale of the Bridge Notes and warrants and the application of the net proceeds of approximately $2.8 million therefrom, and (ii) the sale of the Notes and the Redeemable Warrants and the application of the estimated net proceeds of approximately $5.7 million therefrom. This table should be read in conjunction with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere herein.


                                                                                June 30, 1997
                                                                      --------------------------------
                                                                         Actual           As adjusted
                                                                      ------------        ------------

Short-term debt:
Current portion of long-term debt                                     $  1,494,925        $  1,494,925
Current portion of obligations under capital leases                      1,993,239           1,993,239
                                                                      ------------        ------------
Total short-term debt                                                    3,488,164           3,488,164
                                                                      ------------        ------------
Long-term debt:
Senior Credit Agreement(1)                                              33,776,461          28,616,461
Bridge Notes                                                                     -                   -
Senior Subordinated Notes due 2002(2)                                            -           5,583,238
Other long-term debt, excluding current portion                          5,101,700           5,101,700
Obligations under capital leases, excluding current portion              4,086,298           4,086,298
                                                                      ------------        ------------
Total long-term debt                                                    42,964,459          43,387,697
                                                                      ------------        ------------


Stockholders' equity:
Common Stock, $.01 par value; 17,000,000 shares authorized,
6,739,324 issued and outstanding                                            67,393              67,393
Additional paid-in-capital(3)                                           15,588,873          16,077,196
Retained earnings                                                        1,275,354           1,275,354
                                                                      ------------        ------------
Total stockholders' equity                                              16,931,620          17,419,943

                                                                      ------------        ------------
Total capitalization                                                  $ 63,384,243        $ 64,295,804
                                                                      ============        ============

(1) Interest accrues at the Company's option at either prime plus 1.5% or the Eurodollar rate plus 3% and is payable monthly.
(2) Includes an adjustment related to the estimated fair value ascribed to all Warrants issued in connection with the Notes.

(3) Includes an increase of $488,323 related to the estimated fair value ascribed to all warrants issued in connection with the Bridge Notes and the Notes. The fair value has been estimated using the Black-Scholes option-pricing model with the following average assumptions: fair market value per share on the date of issuance of $4.8125 and $4.75 for the warrants issued in connection with the Bridge Notes and Notes, respectively; dividend yield of 0%; expected volatility of 48.6%; risk-free interest rate of 5.74%; and expected lives of two years.

                                    BUSINESS

General

         Mobile Mini, Inc. designs and manufactures portable steel storage containers, portable offices and telecommunication shelters and acquires, refurbishes, and modifies ocean-going shipping containers for sales and leasing as inland portable storage units. The Company also produces certain steel products, such as portable offices, built to special order specifications. The Company has patented, proprietary or trade secret rights in all products it has designed and manufactured. The locking system for the Company's containers is patented and provides virtually impenetrable security to the storage container.

         The Company's main product in its storage market segment is the portable steel storage container. The Company acquires used ocean-going cargo containers which it reconditions and retrofits with its patented locking system. To compensate for supply and price fluctuations associated with acquiring used ocean-going containers, the Company also manufactures various lines of new containers, featuring the Company's proprietary "W" or "stud wall" panels. Storage container units may be significantly modified and turned into portable offices, portable storage facilities, open-sided storage and retail facilities, as well as a large variety of other applications.

         The Company sells and leases its storage containers to a wide variety of individual, business and governmental users. The Company's lease activities include both on-site and off-site leasing. "Off-site" leasing occurs when the Company leases a portable storage container which is then located at the customer's place of use. "On-site" leasing occurs when the Company stores the portable container containing the customer's goods at one of the Company's facilities, which are similar to a standard mini-storage facility, but with increased security, ease of access and container delivery and pick-up service.


         In mid-1995, the Company established a telecommunication shelter division targeted at both the domestic and international markets to complement its storage container business and diversify its product line. The Company's modular telecommunication shelters, marketed under the name "Mobile Telestructures," can be built in a variety of designs, sizes, strengths, exterior appearances and configurations. The Company has developed proprietary technology that makes these units very portable, lightweight, highly secure and virtually weather proof. The Company intends to devote additional resources toward marketing this product.


         The Company has developed technology to add a stucco finish to the exterior of its all steel buildings, making them more aesthetically appealing while retaining the strength and durability afforded by steel. This attribute is especially important to the Mobile Telestructures operations, where telecommunication companies are under pressure to use shelters and towers that blend in with their locale. In addition, in 1996, the Company introduced its ArmorKoat(TM) line of telecommunication shelters which feature a specially formulated concrete exterior coat to its steel shelters. This formulation increases the strength of the building and can meet the needs of customers that require concrete buildings.

         The Company also designs, develops and manufactures a complete proprietary line of truck trailers and other delivery systems utilized in connection with its storage container sales and leasing activities. The Company provides delivery and pick-up services for customers at their places of business, homes or other locations.


         From 1983 through 1993, the business operations of the Company were conducted as a sole proprietorship by Richard E. Bunger under the trade name "mobile mini storage systems" ("MMSS"). The business operations transferred to the Company were comprised of MMSS and a related corporation, Delivery Design Systems, Inc. ("DDS"). The Company's subsidiaries include DDS, which formerly engaged in the business of designing, developing and manufacturing truck trailers and other delivery systems for the Company's portable storage containers and Mobile Mini I, Inc. which engages in the business of acquiring and maintaining certain of the Company's facilities. The business and assets of DDS were transferred to the Company in 1996.


Marketing

         The Company markets its storage containers both directly to end-users and through its national dealer network. The Company also sells and leases its storage containers directly to end users through its branches in Phoenix and Tucson, Arizona, San Diego and Rialto, California and Houston, Dallas, San Antonio and Austin, Texas. The Company services Phoenix and Tucson from its Maricopa, Arizona plant, the greater Los Angeles, California area from its Rialto hub and its Texas operations from its Houston and Dallas/Fort Worth hubs. Marketing for individual consumer sales and rentals is primarily through Yellow Page ads, direct mailings and customer referrals.

         The  Company  markets  its Mobile  Telestructure  products  directly to
telecommunication   companies  as  well  as  to  companies   providing  turn-key
installations of shelters and towers.

         Sales are also made through the Company's national dealer network which at August 1, 1997 provided the Company's manufactured containers to 51 dealers for retail sale. Such dealers are in 78 separate locations in 30 states and one Canadian province. Marketing to dealers and potential dealers is primarily through direct solicitation, trade shows, trade magazine advertising and referrals. The dealers receive containers which they assemble and paint. The Company provides training in assembly and marketing to its dealers. None of the dealers are employed by the Company, nor does any dealer have a long term requirements contract for the supply of unassembled containers or any contract for training in assembly and marketing with the Company. The Company does, however, benefit from the use of its name by several dealers on the containers once they are constructed.

Leasing Operations

         The Company's primary goal is to grow the container leasing segment of its business. This business, which involves the short-term leasing of a product with a long useful life and relatively low depreciation, offers higher margins than the Company's other products and services.


         The Company has sought to grow this business by opening branch facilities in several cities in the Southwestern United States. When the Company opens a facility, it devotes substantial resources, including a sizable advertising budget, to the location. The new location therefore generates losses in early years until cash flow generated at the new location is sufficient to cover fixed costs associated with the location. Historically, profitability is not expected until approximately one to three years after the new location is opened. The actual time to profitability depends upon numerous factors, including differences in container costs compared to historic cost levels, the level of competition in the new market, the development of additional storage containers in the market by competitors and other factors which are generally beyond the Company's control.

         The Company plans to continue adding leased containers to existing locations in order to increase its profitability. During 1996, the Company entered into the Senior Credit Agreement which has enabled the Company to expand its container leasing operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The Company increased containers on lease at its branch locations at June 30, 1997 by 28% from June 30, 1996.

         The Company's plan is to continue increasing its lease fleet at existing locations at a rate in line with historical increases. Management anticipates that such an increase will positively impact profitability in fiscal 1997 and 1998, particularly if the cost of used ocean-going containers remains constant at levels prevailing during the first half of 1997. See "Risk Factors - Uncertainty in Supply and Price of Used Containers."

         The Company also intends to expand its operations into additional cities on a controlled basis. Such expansion could be through new start-up operations by the Company or through acquisitions of existing operations. Expansion through start-up operations would have the effect of reducing net income during the early years of operations while the Company increased its lease fleet at these locations. The Company has identified several potential new markets, and is investigating start-up and acquisition possibilities in those markets. As of the date of this Prospectus, the Company is not a party to any binding agreement respecting new sites or material acquisition transactions.


Financing

         The Company in recent periods has required increasing amounts of financing to support the growth of its business. This financing was required primarily to fund the acquisition of containers for the Company's lease fleet and to fund the acquisition of property, plant and equipment to support both the Company's container leasing and manufacturing operations.

         The Company finances its operations and growth primarily through the Senior Credit Agreement. The Company first entered into the Senior Credit
Agreement in March 1996, in order to improve its cash flow, increase its borrowing availability and fund its continued growth. Prior to 1996, the Company's growth was financed in part through financing of containers pursuant to capital leases or secured borrowings. These financings generally required repayment in full over a five year period and provided for interest at a fixed rate. Since the Company's containers have a useful life far in excess of five years, these financings required the Company to pay in full the debt related to a capital expenditure well in advance of the related asset's useful life. The repayment terms of these financings adversely affected cash flow and were refinanced with borrowings under the Senior Credit Agreement.

         Under the terms of the Senior Credit Agreement, the lenders originally provided the Company with a $35.0 million revolving line of credit (subsequently increased to $40.0 million) and a $6.0 million term loan. Borrowings under the Senior Credit Agreement are secured by substantially all of the Company's assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

         Available borrowings under the revolving line of credit portion of the Senior Credit Agreement are based upon the level of the Company's inventories, receivables and container lease fleet. The container lease fleet is appraised at least annually for purposes of the Senior Credit Agreement, and up to 90% of the lesser of cost or appraised orderly liquidation value may be included in the borrowing base. Interest accrues at the Company's option at either the prime rate plus 1.5% or the Eurodollar rate plus 3% and is payable monthly or at the end of the term of any Eurodollar borrowing. The term of this line of credit is three years, with a one-year extension option.

         The Senior Credit Agreement contains several financial covenants, requires minimum utilization rates for the Company's lease fleet, limits capital expenditures, acquisitions, changes in control, the incurrence of additional debt and the repurchase of common stock, and prohibits the payment of dividends.

Patents, Trade Names and Trade Secrets

         The Company has eight patents issued by and four patents pending with the U.S. Patent and Trademark Office related to the design and application of its products. The Company may process other patent applications for additional products if and when developed, to the extent the Company deems such applications appropriate. "mobile mini" and "mobile mini storage systems" are registered trade names and service marks in the United States and Canada. The Company has applied to have "mobile telestructures" registered as a trade name and service mark in the U.S. and Canada.

         The patents as well as the various state trade secret laws afford proprietary protection to the Company's products, including the unique locking system and design of its manufactured products. The Company has in place several access control and proprietary procedure policies implemented to meet the requirements of protecting its trade secrets under applicable law. The Company follows a policy of aggressively pursuing claims of patent, trade name, service mark and trade secret infringement. The Company does not believe that its products and trademarks or other confidential and proprietary rights infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future.

Customers

         The market for the Company's products can generally be divided into four distinct areas - retail, residential, commercial and institutional/governmental. Revenues are derived from either rentals or sales directly to customers or through sales to the Company's dealers.

         The Company's customer profile is diverse and does not rely on one industry. Instead, the Company targets several different markets within various geographic areas. For the year ended December 31, 1996, the Company's customers fall into the following categories and approximate percentages of units leased/sold: (i) with respect to leasing: retail and wholesale businesses, 52%; homeowners, 17%; construction, 22%; institutions, 4%; government, industrial and other, 5%; (ii) with respect to sales: retail and wholesale businesses, 54%; homeowners, 5%; construction, 12%; institutions, 14%; government, industrial and other, 15%.

         Customers utilize the Company's storage units in a variety of ways. For example, retail companies use the Company's storage units for extra warehousing; real estate development companies utilize the Company's products to securely store equipment, tools and materials; and governmental agencies such as the U.S. Armed Forces and the U.S. Drug Enforcement Agency lease and buy the Company's high-security, portable storage units to store equipment and other goods.

Competition

         Because the Company competes in several market segments, no one entity is known to be in direct competition with the Company in all its market segments. With respect to its on-site leasing activities, the Company competes directly with conventional mini-storage warehouse facilities in the localities in which it operates. The Company's on-site leasing competitors include U-Haul, Public Storage and Shurgard Storage Centers. With respect to off-site leasing and sales, the Company has several competitors, which include Haulaway, Mobile Storage, National Security Containers, and a large number of smaller competitors. The Company believes that its products, services, pricing and manufacturing capabilities allow it to compete favorably in each of the on-site leasing, off-site leasing and sales segments of the Company's markets in the areas it currently operates.

         The Company's Mobile Telestructures division competes against several competitors that supply shelters, the largest of which the Company believes to be Fibrebond Corporation, the Rohn division of UNR Industries and the Andrew Corporation.

         Management believes that the Company has a number of competitive advantages both in terms of products and operations. Among its products' patented features is the locking system which serves to meet the customer's primary concern, security. Based on reports from customers who have suffered burglary attempts, the Company's locking system is extremely difficult to defeat. The Company's delivery trailers have largely been designed and built by the Company and certain key features have patent potential which the Company may pursue. These proprietary delivery systems, which are specifically designed to transport, load and unload containers, allow the Company to deliver containers economically in otherwise inaccessible locations.

         Operationally, the Company manufactures containers from raw steel as an alternative to using ocean-going containers. In the event ocean-going containers are in short supply or become uneconomical to retrofit to the needs of the Company, the Company can manufacture its own container product. The Company will continue to manufacture new storage units for inclusion primarily in its sales inventory and also in its lease fleet.

         The Company's ability to continue to compete favorably in each of its markets is dependent upon many factors, including the market for used ocean-going containers and the costs of steel. During 1996, the price of used steel cargo containers increased by approximately 20%, although prices declined somewhat during the first six months of 1997. Management believes that the Company's container manufacturing capabilities makes the Company less susceptible than its competitors to ocean-going container price fluctuations, particularly since the cost of used containers is affected by many factors, only one of which is the cost of steel from which the Company can manufacture new containers.

         The Company believes that competition in each of its markets may increase significantly in the future. It is possible that some such competitors will have greater marketing and financial resources than the Company. As competition increases, significant pricing pressure and reduced profit margins may result. Prolonged price competition, along with other forms of competition, could have a material adverse affect on the Company's business and results of operations. Additionally, as the Company continues to expand its operations into new markets, start-up costs incurred reduce the Company's overall profit margins.

Employees

         As of August 1, 1997, the Company had approximately 750 full time employees at all of its locations. The Company believes that its continued success depends on its ability to attract and retain highly qualified personnel. The Company's employees are not represented by a labor union and the Company has no knowledge of any current organization activities. The Company has never suffered a work stoppage and considers its relations with employees to be good.

Properties

         The Company has four manufacturing centers located in Maricopa, Arizona, Rialto, California, and Houston and Dallas/Fort Worth, Texas. Sales and leasing are conducted from Phoenix, Rialto, Houston and Dallas/Fort Worth in addition to four other locations.

         The Company's primary manufacturing center is located in a heavy-industry zoned industrial park near Maricopa, Arizona, approximately 30 miles south of Phoenix. The facility is seven years old and is located on an approximately 45 acre industrial site. Twenty-three acres of this site were purchased from Richard E. Bunger in 1996. See, "Certain Relationships and Related Transactions." The facility includes nine manufacturing buildings, totaling approximately 130,000 square feet, which house manufacturing, assembly, construction, painting and vehicle maintenance operations.

         The Phoenix, Arizona sales and leasing branch services the Phoenix metropolitan area from its approximately 10.7 acre facility. All Phoenix marketing and any on-site storage is conducted from this site. Approximately 3.4 acres are owned by the Company, approximately 5.8 acres are leased from non-affiliated parties and the remaining 1.5 acres are owned by members of the Bunger family and are under lease at what management believes to be competitive market rates. See "Certain Relationships and Related Transactions."

         The Rialto, California sales and leasing hub is approximately 10 acres in size, with three industrial shops used for modification of ocean-going containers, assembly of the Company's manufactured containers and on-site leases. The Rialto facility serves as the Company's southern California hub and supports the San Diego branch. The Rialto site is owned by a corporation owned by Richard E. Bunger, and is leased to the Company at what management believes to be competitive market rates. See "Certain Relationships and Related Transactions."

         The Texas operations are supported by hub facilities in Houston and Dallas/Fort Worth. Both facilities contain manufacturing centers, sales and leasing operations and on-site storage facilities. The Houston facility is located on seven acres with six buildings totaling approximately 34,400 square feet. The Dallas/Fort Worth facility, which is owned by the Company, is located on 17 acres with six buildings totaling approximately 36,600 square feet.

         The Company's administrative and sales offices are located in Tempe, Arizona. The facilities are leased by the Company from an unaffiliated third party and have approximately 28,800 square feet of space which the Company anticipates will meet its needs for the near-term. The Company's lease term is through December 2000.

         In addition to its administrative offices and manufacturing facilities, the Company has facilities used for sales, leasing and onsite storage. The major properties owned or leased by the Company are listed in the table below:

           Location                    Use                                 Area                Title
           --------                    ---                                 ----                -----
           Tempe, Arizona              Sales and administration            28,800 sq. ft.      Leased

           Maricopa, Arizona           Manufacturing                       44.8 acres          Owned(1)

           Rialto, California          Sales, leasing, manufacturing and   10 acres            Leased(2)
                                       on-site storage

           Houston, Texas              Sales, leasing, manufacturing and   7.0 acres           Leased
                                       on-site storage

           Phoenix, Arizona            Sales, leasing and on-site storage  10.7 acres          Owned(1)/leased(3)

           Tucson, Arizona             Sales, leasing and on-site storage  2.7 acres           Leased(4)

           San Diego, California       Sales, leasing and on-site storage  5.0 acres           Leased

           Dallas, Texas               Sales, leasing, manufacturing and   17 acres            Owned(1)
                                       on-site storage

           San Antonio, Texas          Sales, leasing and on-site storage  3.0 acres           Leased

           Round Rock, Texas(5)        Sales, leasing and on-site storage  5.0 acres           Leased

-------------------------------

(1) Pledged pursuant to the Senior Credit Agreement. See "The Company - Financing."

(2) Leased by the Company from an affiliate of Richard E. Bunger. See "Certain Relationships and Related Transactions."

(3) Of the 10.7 acres comprising these sites, 3.4 acres are owned by the Company and 1.5 acres are subject to long-term leases from members of the Bunger family. See "Certain Relationships and Related Transactions."

(4) This property is leased by the Company from members of the Bunger family. See "Certain Relationships and Related Transactions."

(5)      A community of the Austin, Texas metropolitan area.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected financial data as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 has been derived from the audited consolidated financial statements of the Company included herein. The selected financial data as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 has been derived from audited financial statements not included herein. The selected consolidated financial data presented as of and for the six month periods ended June 30, 1996 and 1997 have been derived from the unaudited interim consolidated financial statements of the Company and has been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments necessary for a fair presentation of the results of operations and financial condition for such periods.


     Consolidated  Statement of Operations Data

                                                                                                          Six Months
                                                 Year Ended December 31,                                Ended June 30,
                          ------------------------------------------------------------------          -----------------
                                                                                                         (unaudited)

                          1992(1)(2)       1993(1)          1994          1995          1996          1996         1997
                          ----------       -------          ----          ----          ----          ----         ----
                                                       (dollars in thousands, except per share amounts):
Revenues                     $12,001       $17,122       $28,182       $39,905       $42,210       $19,201      $21,843
Income from                      710         1,514         2,791         4,306         4,527         2,318        3,539
    operations
Income before
    extraordinary                116           276           956           777           481           209          723
    item
Extraordinary item               185            --            --            --         (410)         (410)           --
Preferred stock dividend(3)       --            --            --         1,250           --            --            --
Net income (loss) available
    to common shareholders       301           276           956          (473)          70          (201)          723


Earnings per common and common equivalent share:

Income (loss) available to
    common shareholders
    before                     $0.04         $0.10        $ 0.21        $(0.09)        $0.07       $ 0.03         $0.11
    extraordinary
    item
Extraordinary item              0.07            --            --            --        (0.06)        (0.06)           --
                             -------       -------       -------       -------       -------       -------      -------
Net income (loss) available
    to common shareholders   $  0.11       $  0.10       $  0.21       $ (0.09)      $  0.01       $(0.03)      $  0.11
                             =======       =======       =======       =======       =======       =======      =======


     Consolidated Balance Sheet Data

                                                   At December 31,                                      At June 30,
                          ----------------------------------------------------------------       ---------------------
                                                                                                        (unaudited)
                             1992          1993          1994           1995          1996          1996          1997
                             ----          ----          ----           ----          ----          ----          ----
                                                                (dollars in thousands):
Total assets              $14,773       $20,082       $40,764        $54,342       $64,816       $57,001       $73,217


Long term lines of
    credit                     --            --            --          4,099        26,406        18,379        33,776
Long term debt and
    obligations
    under capital
    leases, including
    current portion         6,622         9,334        16,140         24,533        13,742        15,209        12,676
Total stockholders' equity  5,713         3,292(4)     11,275         16,160        16,209        15,937        16,932


         Other Data

                                              Year Ended December 31,                           Six Months Ended June 30,
                          ----------------------------------------------------------------      -------------------------
                                                                                                        (unaudited)
                             1992          1993          1994           1995          1996          1996          1997
                             ----          ----          ----           ----          ----          ----          ----
                                                                (dollars in thousands):
EBITDA(5)                  $1,103        $1,957        $3,620         $5,917        $6,466        $3,071        $4,541
Ratio of EBITDA to
    interest                1.7:1         1.8:1         2.8:1(7)       1.8:1         1.7:1         1.6:1         2.0:1
    expense(5)
Ratio of earnings
    to fixed                1.3:1         1.4:1         2.2:1(7)       1.4:1         1.2:1         1.2:1         1.5:1
    changes(6)

Net cash provided by (used in):

  Operating activities    $   438      $  1,642      $  1,301       $   (165)     $  1,390      $ (1,795)     $   (491)


Investing activities         (232)       (1,976)      (14,431)       (10,778)      (10,751)       (1,215)       (6,064)

Financing activities         (357)          363        13,847         11,527         8,667         2,263         6,305
                          ----------------------------------------------------------------      ----------------------

Total                     $  (151)     $     29      $    717       $    584      $   (694)     $   (747)     $   (250)
                          ================================================================      ======================

(Footnotes for the table on next page)

(Footnotes for the table on previous page)
-------------------------

(1) Prior to 1994, the Company's predecessor was operated as a sole proprietorship. Per share information are therefore calculated on a pro forma basis assuming that the only common stock outstanding was that issued to Richard E. Bunger at the time the Company was capitalized and all significant transactions for the transfer of assets to the Company have been eliminated for the pro forma statements.

(2) Certain amounts have been restated to conform with subsequent years' presentation.


(3) In accordance with the accounting treatment announced by the staff of the SEC at the March 13, 1997 meeting of the EITF, the Company recorded a prefered stock dividend at December 31, 1995. See note 10 of Notes to Consolidated Financial Statements.

(4) The capitalization of the Company effective on December 31, 1993 resulted in a change in tax status from a sole proprietorship to a C-corporation, which resulted in the Company recognizing a net deferred tax liability of approximately $2,393,000.

(5) EBITDA is defined as earnings before interest expense, income tax expense (benefit), depreciation and amortization. The Company has included information concerning EBITDA and the ratio of EBITDA to interest expense because they are used by certain investors as a measure of the ability of issuers of debt securities to service their debt. EBITDA is not required by GAAP and should not be considered as an alternative to net income or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. In considering EBITDA, investors should consider that certain of those expenses excluded in calculating EBITDA (such as interest expense and depreciation and amortization) have a material impact upon net income and, because those factors may differ materially among companies reporting EBITDA data, the EBITDA measures presented may not be comparable to similarly titled measures of other companies. Management believes that net income is generally a more important indicator of the Company's financial performance than is EBITDA.

(6) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, "earnings" means net income (loss) from continuing operations before income taxes plus fixed charges minus capitalized interest. "Fixed charges" means total interest, whether capitalized or expensed, plus amortization of deferred financing costs and the interest portion of rental expense.

(7) The Company completed its initial public offering in February 1994, receiving approximately $7.0 million of net proceeds, which materially affected the ratio.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The Company designs and manufactures portable steel storage containers, portable office and other modular buildings, and telecommunication's equipment shelters and modifies ocean-going shipping containers which it sells and leases as inland portable storage units. The Company also designs and manufactures a variety of delivery systems to complement its storage container sales and leasing business. The Company's manufacturing, sales and leasing facilities are located in the states of Arizona, Texas and southern California, and are supplemented by the Company's national dealer network. The Company has increased its revenues from $12.0 million in the fiscal year ended December 31, 1992 to $42.2 million in the fiscal year ended December 31, 1996, and increased its total assets from $14.8 million at December 31, 1992 to $64.8 million at December 31, 1996. At June 30, 1997, total assets were $73.2 million.


         The leasing of containers stored on-site at the Company's locations (similar to traditional mini-storage warehouses) as well as the leasing of containers stored off-site is becoming a more significant portion of the Company's business and is contributing to the Company's growth. Between December 31, 1992 and June 30, 1997, the number of units at the Company's leasing locations increased by 282%.


         As the leasing operations are the most profitable of the Company's operations, management plans to increase the level of these operations, especially at existing locations. In addition, the Company expects to open additional facilities on a controlled basis at locations which management believes can become profitable over a relatively short period of time, consistent with the Company's historical experience.

Results of Operations

         The following table sets forth, for the periods indicated, the percentage of total revenue represented certain items in the Consolidated Financial Statements of the Company included elsewhere herein. The table and the discussion below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                                           Six Months
                                            Year Ended December 31,      Ended June 30,
                                           ------------------------      --------------

                                           1994      1995      1996      1996      1997
                                           ----      ----      ----      ----      ----
Revenues:
Container and modular building
    sales                                  65.6%     60.8%     56.0%     55.5%     49.2%
Leasing                                    25.5      30.6      32.3      33.0      36.6

Other                                       8.9       8.6      11.7      11.5      14.2
                                          -----     -----     -----     -----     -----
Total revenues                            100.0     100.0     100.0     100.0     100.0


Costs and expenses:
Cost of container and modular
    building sales                         49.3      47.9      47.2      47.1      36.7
Leasing, selling and general
    expenses                               38.5      38.0      36.3      36.9      42.5
Depreciation and amortization               2.2       3.3       4.1       3.9       4.6
Restructuring charge                       --.-      --.-       1.7      --.-      --.-
                                          -----     -----     -----     -----     -----

Income from operations                     10.0      10.8      10.7      12.1      16.2

Other income (expenses):
Interest income and other                   0.6       0.7       0.5      --.-      --.-
Interest expense                           (4.5)     (8.0)     (9.2)    (10.2)    (10.3)
                                          -----     -----     -----     -----     -----

Income before provision for
     income taxes and
     extraordinary item                     6.1       3.5       2.0       1.9       5.9
Provision for income taxes                  2.7       1.5       0.9       0.9       2.6
                                          -----     -----     -----     -----     -----
Income before extraordinary item            3.4       2.0       1.1       1.0       3.3

Extraordinary item                         --.-      --.-      (1.0)     (2.1)     --.-
                                          -----     -----     -----     -----     -----

Net income (loss)                           3.4       2.0       0.1      (1.1)      3.3
Preferred stock dividend                     --      (3.1)       --        --        --
                                          -----     -----     -----     -----     -----
Net income (loss) available
     to common shareholders                 3.4%     (1.1%)     0.1%     (1.1%)     3.3%
                                          =====     =====     =====     =====     =====

Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

         Revenues for the six months ended June 30, 1997 were $21,843,000 which represents a 13.8% increase over revenues of $19,201,000 for the six months ended June 30, 1996. Revenues from the sales of the Company's products increased 0.7%, while the revenues from the leasing of portable storage containers and from the Company's trucking and other related leasing activities increased 30.0% and represented 50.8% of total revenue compared to 44.5% for the same period in 1996. This increase in lease and lease related revenues primarily is a result of a 20.0% increase in the average number of containers on lease, an increase in the average container rental rate, yielding 3.1%, and an increase in other income, including trucking services income and loss limitation waiver income.

         Cost of container and other sales as a percentage of container and other sales for the six months ended June 30, 1997 was 74.6% compared to 84.8% for the same period in 1996. This decrease primarily resulted from an increase in sales of the Company's higher margin telecommunication shelters, and the discontinuation of the Company's modular building line, which produced lower margins during fiscal 1996.

         Leasing, selling and general expenses were 42.5% of total revenue for the six months ended June 30, 1997 compared to 36.9% in the six months ended June 30, 1996. The increase is primarily related to additional operating costs to support the increased leasing operations. These additional costs included higher maintenance costs associated with a larger trucking fleet, additional equipment to maintain, service and transport a larger container lease fleet, and increased personnel costs and related benefits to support the growth of the leasing operations.

         Interest expense was 10.3% of revenues during the six months ended June 30, 1997 compared to 10.2% of revenues during the six months ended June 30, 1996. This increase is related to financing the Company's growth in its container lease fleet and equipment which permitted the Company to substantially increase its leasing revenue. This increase is partially offset by a 1.9% decrease in the Company's weighted average borrowing rate as a result of lower interest rates under the Senior Credit Agreement (including the effect of amortization of additional debt issuance costs in connection with the Senior Credit Agreement).

         Depreciation and amortization increased from 3.9% of revenues for the six month period ended June 30, 1996 to 4.6% for the six month period ended June 30, 1997. This increase is related to the increase in the Company's lease fleet and the acquisition of additional equipment at the Company's various locations.


         The Company posted a net income of $723,000, or $0.11 per share for the six months ended June 30, 1997 compared to net income before extraordinary item of $209,000 or $0.03 per share during the prior year. This increase is primarily a result of increased revenues and the higher profit margins on sales partially offset by higher administrative costs. The Company's effective tax rate remained unchanged at 44.0%. During the quarter ended March 31, 1996, the Company prepaid certain debt and capital leases in connection with entering into the Senior Credit Agreement. The Company recognized an extraordinary charge to earnings of $410,000 or $.06 per share, net of the benefit for income taxes, as a result of this early extinguishment of debt.


Fiscal 1996 Compared to Fiscal 1995

         Revenues for the year ended December 31, 1996 increased to $42,210,000 from $39,905,000 during 1995. Revenues during 1995 included $3,645,000 of container sale revenue recorded under sale-leaseback transactions. The revenue from sale-leaseback transactions was offset by an equal cost of container sales and did not produce any gross margin. The Company did not enter into sale-leaseback transactions during 1996. Excluding the effect of these sale-leaseback transactions, revenues increased by 16.4% from 1995 to 1996, primarily the result of increases in both sales and leasing revenues generated from existing branch locations and the sale of certain used modular buildings that had been previously leased. The Texas operations, which commenced in late 1994, sustained growth and contributed 8.5% to the Company's container sale revenues and 15.8% to its leasing revenues during 1996 as compared to 7.0% and 9.6%, respectively, in 1995. The dealer and telecommunication shelter division contributed 25.5% and 4.1%, respectively, of the sales revenues in 1996 as compared to 27.2% and 5.8%, respectively, in 1995. Revenues related to container and modular building sales and leasing activities increased 14.5% and 11.7%, respectively, from the prior year, exclusive of container sale revenue recorded under sale-leaseback transactions.

         Excluding the effect of sale-leaseback transactions, cost of container and modular building sales as a percentage of container and modular building sales increased to 84.4% compared to 74.8% for the prior year. This increase is attributable to the mix of products sold, a shortage in supply of used containers, which caused an increase in the acquisition cost of these containers, in addition to an increase in sales of manufactured new containers which typically result in lower margins to the Company, and a refinement in the Company's allocation of certain indirect manufacturing costs.

         Excluding the effect of sale-leaseback transactions, leasing, selling and general expenses were 36.3% of total revenue in 1996, compared to 41.8% in 1995. The decrease primarily results from the continued efficiencies obtained by the Company's Texas operations, which were in their start-up phase during 1995, and to the Company passing certain property tax expenses on to customers.


         The Company recorded a restructuring charge of $700,000, or 1.7% of total revenue in 1996. There was no similar charge in 1995. The Company previously was involved in the manufacture, sale and leasing of modular steel buildings in the State of Arizona. These buildings were used primarily as portable schools, but could be used for a variety of purposes. Although the Company believes its modular buildings were superior to the wood-framed buildings offered by its competitors, the Company was not able to generate acceptable margins on this product line, and implemented a strategic restructuring program designed to concentrate management effort and resources and better position itself to achieve its strategic growth objectives. As a result of this program, the 1996 fiscal year results includes the restructuring charge which was comprised of the write-down of assets used in the Company's discontinued modular building operations and related severance obligations of $300,000, and the write-down of other fixed assets of $400,000.


         Income from operations was $4,527,000 in 1996 compared to $4,345,000 in 1995. Excluding the restructuring charge, income from operations would have been 12.4% of total revenue in 1996 as compared to 12.0% in 1995.

         Interest expense increased to $3,894,000 in 1996 compared to $3,212,000 in 1995. This increase in interest expense was primarily the result of an increase in the average balance of debt outstanding of 51.4% compared to 1995 (incurred in order to finance the substantial increase in the Company's equipment and container lease fleet), along with the related amortization of debt issuance costs, partially offset by a decrease of 3.0% in the Company's weighted average borrowing rate resulting from lower interest rates under the Senior Credit Agreement.

         Depreciation and amortization increased to 4.1% of revenues in 1996, from 3.3% in 1995, and is directly related to the expansion of the Company's manufacturing facility along with the substantial growth in the Company's lease fleet and additional support equipment at the Company's sales and leasing locations.


         The Company had income before extraordinary item of $481,000, or $.07 per share in 1996, compared to net income of $777,000, or $.16 per share in 1995 before the effect of dividends on the Company's Series A Convertible Preferred Stock of $(.25) per share (see note 10 of Notes to Consolidated Financial Statements). This decrease primarily resulted from the $700,000 restructuring charge recorded by the Company in the fourth quarter of 1996 discussed above. Excluding this charge, 1996 earnings before extraordinary item were approximately $873,000, or $.13 per share. The weighted average common shares outstanding at the end of 1996 increased by 34% from the prior year due to the issuance of additional common stock in 1996 pursuant to the conversion of the Series A Convertible Preferred Stock, issued during the fourth quarter of 1995, which was converted to common stock in 1996.


         The Company prepaid approximately $14.1 million of debt and capital leases in connection with entering into the Senior Credit Agreement in March 1996. As a result of this early extinguishment of debt, the Company recognized an extraordinary charge to earnings of $410,000, or $.06 per share, net of the benefit for income taxes. The Company also incurred financing costs of $2,000,000 in connection with the Senior Credit Agreement, which have been deferred and are being amortized over the term of the Senior Credit Agreement.

Fiscal 1995 Compared to Fiscal 1994

         Revenues for the year ended December 31, 1995 increased to $39,905,000 from $28,182,000 in 1994. This 41.6% increase was primarily the result of increases in both sales and leasing revenues generated from the new branch locations in Texas, coupled with increased demand for the Company's products at its existing locations. The Texas operation contributed 7.0% to the Company's container sale revenues and 9.6% to its leasing revenues. Additionally, the telecommunication shelter division comprised 5.8% of sales revenues. Revenues related to container and modular building sales and leasing activities increased 31.3% and 70.2%, respectively, from the prior year. Additional revenues, primarily related to delivery operations, increased 35.6% from 1994 levels.

         Cost of sales increased to 78.7% of sales and leasing revenues from 75.2% of sales and leasing revenues in 1994. The increase was primarily attributable to the modular division which contracted for the construction of more sophisticated units requiring substantially more interior build-out than in previous years and the start up of the new telecommunication shelter division, which generated lower profit margins during the start-up phase.

         Leasing, selling and general expenses were 38.0% of total revenues in 1995, which approximated their 1994 level of 38.5% of total revenues. The Company's new branch locations incurred higher administrative and advertising costs than in 1994, which were offset by the increased revenues from the existing locations where a large portion of the leasing, selling and general expenses are fixed or semi-variable. Depreciation and amortization expense increased to $1,318,000 from $625,000 in 1994 as a result of the increase in the container lease fleet and the increase in support equipment required for the delivery operations and manufacturing facilities.

         Interest expense increased to $3,212,000 in 1995 compared to $1,274,000 in 1994. The Company utilized its line of credit availability more extensively in 1995, and also increased borrowings during the year to finance the substantial growth in its container lease fleet. The average outstanding balance on the line of credit was approximately $4.2 million and $1.1 million for 1995 and 1994, respectively.


         Net income for fiscal 1995 was $777,000, or $.16 per share before the effect of the dividend on the Company's Series A Convertible Preferred Stock compared to $956,000, or $.21 per share for 1994. The effective tax rate was 44.0% for both years. Earnings (loss) available to common shareholders was $(.09) per share after the effect of dividends on the Company's Series A Convertible Preferred Stock for 1995. The weighted average number of common and common equivalent shares outstanding increased to 5,004,817 in 1995 compared to 4,496,904 in 1994. This increase was a result of the shares issued in the Company's initial public offering in 1994 being outstanding for the entire year in 1995 and a private placement of 50,000 shares of Series A Convertible Preferred Stock in 1995. In connection with the issuance of the Series A Convertible Preferred Stock, the Company recorded a preferred stock dividend of $1,250,000 at December 31, 1995 in accordance with the accounting treatment announced by the staff of the SEC at the March 13, 1997 meeting of the EITF, as the Series A Convertible Preferred Stock had "beneficial conversion" features which permitted the holders to convert their holdings to common shares at a fixed discount off of the market price of the common shares when converted. The effect of the dividend resulted in a decrease in earnings per share applicable to common shareholders of $.25. See note 10 of Notes to Consolidated Financial Statements.

Quarterly Results of Operations

         The following table reflects certain selected unaudited quarterly operating results of the Company for each of the ten quarters through the quarter ended June 30, 1997. The Company believes that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with the Consolidated Financial Statements included elsewhere herein. The operating results for any quarter are not necessarily indicative of the results for any future period.


                            QUARTERLY FINANCIAL DATA

                                               1995                                 1996                           1997
                               -----------------------------------   ------------------------------------    ----------------
                               Mar 31   June 30   Sept 30   Dec 31   Mar 31   June 30   Sept 30    Dec 31    Mar 31   June 30
                               ------   -------   -------   ------   ------   -------   -------    ------    ------   -------
                                                        (dollars in thousands, except per share amounts)

Revenues:
Container and modular
     building sales            $5,448   $ 6,313   $ 7,555   $4,948   $4,916   $ 5,746   $ 6,376   $ 6,581   $ 4,543   $ 6,197
Leasing                         2,521     2,959     3,259    3,475    3,171     3,171     3,433     3,863     3,899     4,106
Other                             706     1,118       702      901      770     1,344     1,348     1,491     1,207     1,891
                               ------   -------   -------   ------   ------   -------   -------   -------   -------   -------
                                8,675    10,390    11,516    9,324    8,857    10,261    11,157    11,935     9,649    12,194

Costs and expenses:
Cost of container and
     modular building sales     4,347     4,887     5,949    3,924    3,926     5,120     5,380     5,500     3,446     4,564
Leasing, selling and general
     expenses                   3,466     4,141     3,942    3,625    3,874     3,215     3,680     4,575     4,281     5,011
Depreciation and amortization
                                  238       312       359      409      368       380       452       513       472       530
Restructuring charge             --        --        --       --       --        --        --         700      --        --
                               ------   -------   -------   ------   ------   -------   -------   -------   -------   -------
Income from operations            624     1,050     1,266    1,366      689     1,546     1,645       647     1,450     2,089

Other income (expense):
Interest income                   115         7        73       98       56        31        23       115      --        --
Interest expense                 (650)     (723)     (846)    (993)    (948)   (1,001)     (974)     (971)   (1,090)   (1,159)
                               ------   -------   -------   ------   ------   -------   -------   -------   -------   -------

Income (loss)before
     provision for income
     tax (benefit) and
     extraordinary item            89       334       493      471     (203)      576       694      (209)      360       930

Provision for (benefit of)
     income taxes                  39       147       217      207      (89)      253       305       (92)      158       409
                               ------   -------   -------   ------   ------   -------   -------   -------   -------   -------

Income (loss) before
     extraordinary item            50       187       276      264     (114)      323       389      (117)      202       521

                                               1995                                 1996                           1997
                               -----------------------------------   ------------------------------------    ----------------
                               Mar 31   June 30   Sept 30   Dec 31   Mar 31   June 30   Sept 30    Dec 31    Mar 31   June 30
                               ------   -------   -------   ------   ------   -------   -------    ------    ------   -------

Extraordinary item               --        --        --       --       (410)     --        --
                               ------   -------   -------   ------   ------   -------   -------   -------   -------   -------

Net income (loss)                  50       187       276      264     (524)      323       389      (117)      202       521

Preferred stock dividend         --        --        --      1,250       --      --        --         --        --        --
                               ------   -------   -------   ------   ------   -------   -------   -------   -------   -------

Net income (loss)
     available to common
     shareholders              $   50   $   187   $   276   $ (986)  $ (524)  $   323   $   389   $  (117)  $   202   $   521
                               ======   =======   =======   ======   ======   =======   =======   =======   =======   =======

Earnings (loss) per common
     and common equivalent
     share:
         Income (loss)
         available to common
         shareholders
         before
         extraordinary item    $ 0.01   $  0.04   $  0.06   $(0.20)  $(0.02)  $  0.05   $  0.06   $ (0.02)  $  0.03   $  0.08


Extraordinary item               --        --        --       --      (0.06)     --        --        --        --        --
                               ------   -------   -------   ------   ------   -------   -------   -------   -------   -------
Net income (loss) available
         to common shareholders$ 0.01   $  0.04   $  0.06   $(0.20)  $(0.08)  $  0.05   $  0.06   $ (0.02)  $  0.03   $  0.08
                               ======   =======   =======   ======   ======   =======   =======   =======   =======   =======


         Quarterly results can be affected by a number of factors, including the timing of orders, customer delivery requirements, production delays, inefficiencies, the mix of product sales and leases, raw material availability and general economic conditions.

Seasonality

         There is little seasonality inherent in the Company's operations. However, sales of custom built units can be dependent on the purchasers' timing needs to place the units into service. In addition, demand for off-site container leases is stronger from September through December due to increased needs for storing inventory for the holiday season by the Company's retail customers. Containers used by these customers are often returned early in the following year, causing a lower than normal occupancy rate for the Company during the first quarter. The occupancy levels have historically ranged from a low of 82% to a high of 95%. These seasonal fluctuations created a marginal decrease in cash flow for each of the first quarters during the past several years. On-site storage is not as subject to seasonal fluctuation, and the Company anticipates that as on-site storage becomes a larger percentage of its storage operations, the Company will experience less seasonality.

Liquidity and Capital Resources

         Due to the capital-intensive nature of its business, the Company required increased amounts of financing to support the growth of its business during the last several years. This financing has been required primarily to fund the acquisition and manufacture of containers for the Company's lease fleet, to fund the acquisition of property, plant and equipment and to support the Company's container leasing and manufacturing operations. The Company continues to require increasing amounts of financing to sustain the growth of its business. In order to improve its cash flow, increase its borrowing availability and fund continued growth of its container fleet, in March 1996 the Company entered into the Senior Credit Agreement. Under the terms of the Senior Credit Agreement as amended to the date of this Prospectus, the lenders provide the Company with a $40.0 million revolving line of credit. Borrowings under the Senior Credit Agreement are secured by substantially all of the Company's assets.


         Available borrowings under the revolving line of credit portion of the Senior Credit Agreement are based upon the level of the Company's inventories, receivables and container lease fleet. The container lease fleet is appraised at least annually for purposes of the Senior Credit Agreement, and up to 90% of the lesser of cost or appraised orderly liquidation value may be included in the borrowing base. Interest accrues at the Company's option at either prime plus 1.5% or the Eurodollar rate plus 3% and is payable monthly or at the end of the term of any Eurodollar borrowing period. The term of this line of credit is three years, with a one-year extension option. As of December 31, 1996 and June 30, 1997, $26.4 million and $33.8 million, respectively, of borrowings were outstanding under the line of credit and approximately $0.9 million and $1.2 million respectively, of additional borrowing was available under the line of credit. On July 31, 1997, the Company sold $3.0 million of Bridge Notes in a private placement, and the maximum borrowing availability under the Credit Agreement was increased from $35.0 million to $40.0 million. The net proceeds of the sale of the Bridge Notes were used to repay a portion of outstanding borrowings under the line of credit. The Bridge Notes will be repaid with a portion of the proceeds of this Offering. See "Use of Proceeds." In connection with the sale of the Bridge Notes, the Company issued to the noteholder warrants to purchase 50,000 shares of Common Stock at an exercise price of $5.00 per share. See "Description of the Warrants." At August 8, 1997, approximately $4.6 million of additional borrowings were available under the line of credit.

         The Senior Credit Agreement also provided for a $6.0 million term loan, which has been fully drawn and which amounted to $4.9 million at August 1, 1997. Borrowings under the Senior Credit Agreement term loan are to be repaid over a five-year period ending in March 2001. Interest accrues on the term loan at the Company's option at either prime plus 1.75% or the Eurodollar rate plus 3.25%. Borrowings under the term loan are payable monthly as follows (plus interest):


             Months  1 through 12 (April 1996 - March 1997)         $ 62,500
             Months 13 through 24 (April 1997 - March 1998)           83,333
             Months 25 through 60 (April 1998 - March 2001)          118,056

Additional principal payments equal to 75% of Excess Cash Flow, as defined in the term loan documents, are required annually. To date, no additional principal payments have been required. The term loan borrowings were used by the Company to refinance and consolidate existing term indebtedness and capital leases.

         The Senior Credit Agreement contains several financial covenants including a minimum tangible net worth requirement, a minimum fixed charge coverage ratio, a maximum ratio of debt-to-equity, minimum operating income levels and minimum required utilization rates. In addition, the Senior Credit Agreement contains limits on capital expenditures, acquisitions, change in control, the incurrence of additional debt, and the repurchase of common stock, and prohibits the payment of dividends. The Company has been in compliance with such financial covenants at all determination dates.

         In connection with the closing of the Senior Credit Agreement in March 1996, the Company terminated its line of credit with its previous lender, repaying all indebtedness under that line. In addition, the Company repaid other long-term debt and obligations under capital leases totaling $14.1 million.

         During 1996, the Company's operations provided cash flow of $1.4 million compared to utilizing $166,000 in 1995. The improvement in cash flow primarily resulted from the improved financing terms under the Senior Credit Agreement which permitted a reduction of accounts payable, partially offset by an increase in accrued liabilities and an increase in receivables. During the six months ended June 30, 1997, the Company utilized cash from operations of $491,000. Cash was invested in higher inventory levels and higher outstanding receivables which were partially offset by an increase in accounts payable, accrued liabilities and deferred taxes.

         During 1996, the Company invested $10.7 million in equipment and the container lease fleet. This amount is net of $2.7 million in related sales and financing. The Company invested $6.1 million in its container lease fleet and other equipment during the six months ended June 30, 1997. This amount is net of $1.0 million in sales of containers from the lease fleet.

         Cash flow from financing activities totaled $8.7 million during 1996. This was the result of increased borrowings to finance container lease fleet and equipment acquisitions and the restructuring of the Company's debt under the Senior Credit Agreement, partially offset by the principal payments on indebtedness and an increase in other assets associated with deferred financing costs incurred in connection with the closing of the Senior Credit Agreement. Cash flow from financing activities provided $6.3 million for the six months ended June 30, 1997. This financing was utilized to fund the increase in the lease fleet and related equipment and was partially offset by principal payments on long-term debt and capitalized leases.

         The Company believes that its current capitalization, together with borrowings available under the Senior Credit Agreement and the estimated net proceeds of this Offering, is sufficient to maintain its current level of operations and permit controlled growth, consistent with the Company's growth rate since January 1, 1996, during the next 12 months. However, should demand for the Company's products materially exceed the Company's current expectations, or should the Company expand its operations to several additional cities, the Company would be required to secure additional financing through debt or equity offerings, additional borrowings, or a combination of these sources to meet such demand. The Company has neither sought nor received commitments from any sources for such financing and there can be no assurance that such financing, if needed, will be available to the Company or could be obtained on terms acceptable to the Company.

                                   MANAGEMENT

Directors and Executive Officers

         The following table sets forth information concerning each of the directors and executive officers of the Company:

Name                       Age      Positions
----                       ---      ---------

Richard E. Bunger          59       Chairman  of the Board of  Directors
                                    and  Director of Product Research and
                                    Market Development

Steven G. Bunger           36       President, Chief Executive Officer and
                                    Director

Lawrence Trachtenberg      41       Executive Vice President,  Chief Financial
                                    Officer and Director

George E. Berkner          63       Director

Ronald J. Marusiak         49       Director

Burton K. Kennedy Jr.      49       Senior Vice President of Sales and Marketing

         Richard E. Bunger has served as the Chairman of the Board and a Director since the Company's inception in 1983. He also served as the Company's Chief Executive Officer and President from inception through April 1997. Since April 1997, Mr. Bunger has served as the Company's Director of Product Research and Market Development. Mr. Bunger has been awarded approximately 70 patents, many related to portable storage technology. For a period of approximately 25 years prior to founding the Company, Mr. Bunger owned and operated Corral
Industries Incorporated, a worldwide designer/builder of integrated animal production facilities, and a designer/builder of mini storage facilities.

         Steven G. Bunger has served as Chief Executive Officer, President and a Director since April 1997. Prior to April 1997, Mr. Bunger served as the Company's Chief Operating Officer and was responsible for overseeing all of the Company's operations and sales activities with overall responsibility for advertising, marketing and pricing. Mr. Bunger graduated from Arizona State University in 1986 with a B.A.-Business Administration. He is the son of Richard
E. Bunger.

         Lawrence Trachtenberg has served as its Executive Vice President and Chief Financial Officer, General Counsel, Secretary, Treasurer and a Director since December 1995. Mr. Trachtenberg is primarily responsible for all accounting, banking and related financial matters for the Company. Mr. Trachtenberg is admitted to practice law in the States of Arizona and New York and is a Certified Public Accountant in New York. Prior to joining the Company, Mr. Trachtenberg served as Vice President and General Counsel at Express America Mortgage Corporation, a mortgage banking company, from February 1994 through September 1995 and as Vice President and Chief Financial Officer of Pacific International Services Corporation, a corporation engaged in car rentals and sales, from March 1990 through January 1994. Mr. Trachtenberg received his Juris Doctorate from Harvard Law School in 1981 and his B.A. - Accounting/Economics from Queens College City University of New York in 1977.

         George E. Berkner has served as a Director since December, 1993. From August 1992 to present, Mr. Berkner has served as Vice President of AdGraphics, Inc., a computer graphics company. From May 1990 to August 1992, Mr. Berkner was a private investor. From February 1972 until May 1990, Mr. Berkner was the
President and Chief Executive Officer of Gila River Products, a plastics manufacturer with 155 employees. Mr. Berkner graduated from St. Johns University with a B.A.-Economics/Business in 1956.

         Ronald J. Marusiak has served as a Director since February 1996. From January 1988 to present, Mr. Marusiak has been the Division President of Micro-Tronics, Inc., a corporation engaged in precision machining and tool and die building for companies throughout the United States. Mr. Marusiak is the co-owner of R2B2 Systems, Inc., a computer hardware and software company. Mr. Marusiak received a Masters of Science in Management from LaVerne University in 1979 and graduated from the United States Air Force Academy in 1971.

         Burton K. Kennedy Jr. has served as Senior Vice President of Sales and Marketing since July 1996, and served with the Company's predecessor from March 1986 until September 1991. Mr. Kennedy has the overall responsibility for all branch lease and sale operations and also directs the acquisition of container inventory. From September 1993 through June 1996, Mr. Kennedy served in various executive positions with National Security Containers, a division of Cavco, Inc. From April 1992 through August 1993 he was a working partner in American Bonsai.

Executive Compensation

         In 1997, the Company changed the method by which its executive officers are compensated, by increasing base salary and terminating annual bonuses based upon a percentage of gross profit. The 1997 annual base salaries of Mr. Richard Bunger is $175,000, of Mr. Steven Bunger is $175,000, and Mr. Trachtenberg is $150,000. Executive officers also participate in the Company's incentive compensation programs, and any incentive compensation amounts and bonuses paid are determined by the Company's Board of Directors based upon the Company's operating results.

         The following table sets forth certain compensation paid or accrued by the Company during the fiscal year ended December 31, 1996 to the Chief Executive Officer ("CEO") and executive officers of the Company whose salary and bonus exceeded $100,000 (collectively with the CEO, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                         Long-
                                                                                         Term
                                                                                         Compen-
                                        Annual Compensation                              sation
                           ----------------------------------------------------------------------
                                                                   Other               Securities           All
       Name and            Fiscal                                  Annual              Underlying          Other
   Principal Position       Year        Salary        Bonus     Compensation            Options         Compensation
--------------------------------------------------------------------------------------------------------------------

Richard E. Bunger,          1996       $100,000     $107,873         --                      --          $20,999(2)
Chief Executive
Officer(1)                  1995        104,167       77,808         --                      --           20,358(2)
                            1994        125,000           --         --                  75,000           18,238(2)


Steven G. Bunger,           1996         50,000       95,887         --                  25,000            5,000(3)
Chief Operating Officer,    1995         42,500       94,128         --                  50,000            4,375(3)
Executive Vice
President(1)                1994         20,000      103,988         --                      --                 --

Lawrence Trachtenberg,      1996         50,000       95,887         --                  25,000            5,000(3)
Chief Financial Officer,    1995             --           --         --                  50,000                 --
Executive Vice President    1994             --           --         --                      --                 --

---------------------------

(1) The Named Officers served in these capacities through fiscal year ended 1996. In April 1997, Steven G. Bunger succeeded Mr. Richard E. Bunger as the Company's Chief Executive Officer and President.

(2) The Company provides Mr. Bunger with the use of a Company-owned vehicle and a $2 million life insurance policy. The amount shown represents the Company's estimate of costs borne by it in connection with the vehicle, including fuel, maintenance, license fees and other operating costs ($4,100 for such year) and the life insurance premiums paid by the Company.

(3) Mr. Trachtenberg and Mr. Steven Bunger are each paid $5,000 per year in consideration of their respective non-compete agreements. Mr. Bunger entered into such agreement after the commencement of the 1995 fiscal year.

Option Grants

         The following table sets forth certain information regarding individual grants of stock options to the Named Officers in 1996.

                        OPTION GRANTS IN FISCAL YEAR 1996

                                     Individual Grants                                        Potential Realizable
                                                                                              Value at Assumed
--------------------------------------------------------------------------------------------- Annual Rates of
                       Number of                                                              Stock Price
                       Securities      Percent of Total                                       Appreciation for
                       Underlying      Options Granted       Exercise or                      Option Term (1)
                       Options         to Employees in       Base Price      Expiration       -------------------
Name                   Granted         Fiscal Year           ($/Sh)          Date             5%($)      10%($)
-----------------------------------------------------------------------------------------------------------------
Richard E. Bunger      --                      --            --              --               --         --

Steven G. Bunger       25,000                  25%           $3.85           April 2001       $26,592    $58,762

Lawrence Trachtenberg  25,000                  25%           $3.50           April 2006       $55,028    $139,452

------------------------

(1) This disclosure is provided pursuant to Item 402(c) of Regulation S-K and assumes that the actual stock price appreciation over the maximum remaining option terms (10 and 5 years for Mr. Trachtenberg's and Mr. Bunger's options, respectively) will be at the assumed 5% and 10% levels.

         During 1997, each Named Officer was granted options to purchase 40,000 shares of Common Stock under the Company's employee stock option plan. Such options are subject to vesting, and are exercisable (when vested) at $3.25 to $4.50 per share, which was equal to the fair market value of the Common Stock on the dates of grant. The options expire on the tenth anniversary of the grant date.

Option Exercises and Values

         The following table sets forth certain information regarding the exercise and values of options held by the Named Officers as of December 31, 1996.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                          FISCAL YEAR END OPTION VALUES

                                                                  Number of Securities       Value of Unexercised
                                                                 Underlying Unexercised     In-the-Money Options at
                               Shares                            Options at December 31,       December 1996(1)
                             Acquired on           Value            1996 Exercisable/            Exercisable/
Name                         Exercise(#)        Realized($)           Unexercisable              Unexercisable
-------------------------------------------------------------------------------------------------------------------

Richard E. Bunger                --                 --                45,000/30,000                  $0/$0

Steven G. Bunger                 --                 --                25,000/50,000                   0/0

Lawrence Trachtenberg            --                 --                25,000/50,000                   0/0


---------------------------

(1) All the exercisable options were exercisable at a price greater than the last reported sale price of the Common Stock ($3.125) on the Nasdaq National Market on December 31, 1996.

Employment Agreements

         Although the Company has not entered into any long-term employment contracts with any of its employees, the Company has entered into numerous agreements with key employees which are terminable at will, with or without cause, including agreements with Lawrence Trachtenberg and Steven G. Bunger. Each of these agreements contains a covenant not to compete for a period of two years after termination of employment and a covenant not to disclose confidential information of a proprietary nature to third parties.

Compensation of Directors

         The Company's directors (other than officers of the Company) received cash compensation for service on the Board of Directors and committees thereof in the amount of $500 per quarterly meeting.

Mr. Berkner and Mr. Marusiak each have the right to receive options to acquire 3,000 shares of Common Stock on each August 1 while serving as members of the compensation committee of the Board of Directors, up to a maximum of 15,000 options per person.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Effective December 31, 1993, Richard E. Bunger, an executive officer, director and founder of the Company, contributed substantially all of the assets and liabilities of MMSS and the stock of DDS to the Company in exchange for 2,700,000 shares of Common Stock and the assumption of certain liabilities by the Company. Such liabilities include liabilities associated with the MMSS assets and operations and certain income tax liabilities of Mr. Bunger and an affiliate arising from the MMSS operations occurring prior to January 1, 1994. Such income tax liabilities were estimated at $428,000. Deferred income tax liabilities associated with the assets contributed, established at $2,393,000, were also required to be recognized by the Company in connection with such capitalization. The Company will indemnify and defend Mr. Bunger against loss or expense related to all liabilities assumed by the Company and for any contingent liabilities arising from past operations. Prior to the capitalization of the Company, Mr. Bunger personally guaranteed the Company's lines of credit and other material debts. These obligations have subsequently been extinguished by payment of the debts by the Company.

         The Company leases certain of its business locations from affiliates of Mr. Bunger, including his children. The Company entered into an agreement, effective January 1, 1994, to lease a portion of the property comprising its Phoenix location and the property comprising its Tucson location from Richard E. Bunger's five children. Total annual base lease payments under these leases currently equal $66,000, with annual adjustment based on the consumer price index. Lease payments in fiscal year 1996 equaled $69,702. The term of each of these leases will expire on December 31, 2003. Prior to 1994, these properties were leased by the Company's predecessor at annual rental payments equaling $14,000. Additionally, the Company entered into an agreement effective January 1, 1994 to lease its Rialto facility from a corporation wholly owned by Richard
E. Bunger for total annual base lease payments of $204,000 with annual adjustments based on the consumer price index. This lease agreement was extended for an additional five years during 1996. Lease payments in fiscal year 1996 equaled $215,442. Prior to 1994, the Rialto site was leased to the Company's predecessor at an annual rate of $132,000. Management believes the increase in rental rates reflect the fair market rental value of these properties. Prior to the effectiveness of the written leases, the terms were approved by the Company's independent and disinterested directors.

         In March 1994 the Company's manufacturing facility in Maricopa, Arizona needed additional acreage to expand its manufacturing capabilities and began using approximately 22 acres of property owned by Richard E. Bunger. The Company leased this property from Mr. Bunger with annual payments of $40,000 with an annual adjustment based on the Consumer Price Index. The Company purchased the property from Mr. Bunger on March 29, 1996 for a purchase price of $335,000, which management believes reflects the fair market value of the property.

                             PRINCIPAL STOCKHOLDERS


         The following table sets forth certain information as of August 15, 1997, with respect to the beneficial ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent of its outstanding Common Stock, by each director and executive officer who owns shares of the Company's Common Stock, and by all executive officers and directors as a group. Each person named has sole voting and investment power with respect to all of the shares indicated, except as otherwise noted. The address of each person named is 1834 West Third Street, Tempe, Arizona 85281, unless otherwise noted.

                                                                  Common Stock
Name and Address of Beneficial Owner                         Beneficially Owned(1)            Percent(2)
----------------------------------------------------------------------------------------------------------
Richard E. Bunger                                                  2,358,000(3)                 34.6%

Steven G. Bunger                                                     283,479(4)                  4.2%

Lawrence Trachtenberg                                                 39,395(5)                   *


Ronald J. Marusiak                                                   109,950 (6)                 1.6%


George Berkner                                                        18,500(7)                   *

REB/BMB Family Limited Partnership(8)                              2,290,000                    34.0%

Bunger Holdings, L.L.C.(9)                                           410,000                     6.1%

Kennedy Capital Management, Inc.(10)                                 344,425                     5.1%
10829 Olive Boulevard
St. Louis, Missouri 63141


All Directors and Executive Officers as a group                    2,643,150                    38.2%
(5 persons)(3)(4)(5)(6)(7)

-------------------------------

*        Less than 1%.
(1) The inclusion herein of any shares of Common Stock does not constitute an admission of beneficial ownership of such shares, but are included in accordance with rules of the Securities and Exchange Commission.
(2) Includes shares of Common Stock subject to options or warrants which are presently exercisable or which may become exercisable within 60 days of August 15, 1997.
(3) Includes 2,290,000 shares owned by REB/BMB Family Limited Partnership and 68,000 shares subject to exercisable options. Mr. Bunger disclaims any beneficial ownership of shares held by REB/BMB Family Limited Partnership in excess of 1,640,430. All shares held by Mr. Bunger are held as community property.
(4) Includes 82,000 shares owned by Bunger Holdings, L.L.C., 166,174 shares owned by REB/BMB Family Limited Partnership and 34,000 shares subject to exercisable options. Of the 166,174 shares owned by REB/BMB Family Limited Partnership, 130,942 are held for members of Mr. Bunger's immediate family.
(5)      Includes 40,000 shares subject to exercisable options.

(6) Includes: (a) 7,700 shares and warrants to acquire 2,500 shares at $5.00 per share held by Mr. Marusiak's children; (b) 8,750 shares and warrants to acquire 1,500 shares at $5.00 per share held by Mr. Marusiak and his wife; (c) 66,000 shares and warrants to acquire 20,000 shares at $5.00 per share held by Micro-Tronics, Inc.'s Profit Sharing Plan and Trust (the "Plan") of which Mr. Marusiak is Trustee and Plan Administrator. Mr. Marusiak disclaims any beneficial ownership of 80% of the shares held by the Plan, as his pro rata ownership interest is limited to 20% of the Plan's assets; and (d) 3,500 shares subject to exercisable options.

(7) Includes 6,000 shares, warrants to acquire 3,000 shares at $5.00 per share and 9,500 shares subject to exercisable options.
(8) Richard E. Bunger and his wife, Barbara M. Bunger, are the general partners of REB/BMB Family Limited Partnership.
(9) The members of Bunger Holdings, L.L.C. are Steven G. Bunger, Carolyn Clawson, Michael Bunger, Jennifer Blackwell and Susan Keating, each a child of Richard E. Bunger.
(10) Furnished in reliance upon information set forth in a Schedule 13G dated February 10, 1997 and filed by Kennedy Capital Management, Inc. ("KCMI") with the Securities and Exchange Commission. KCMI is an Investment Advisor registered under the Investment Advisors Act of 1940 according to information set forth in its Schedule 13G.

                            DESCRIPTION OF THE NOTES

         The Notes are to be issued under an Indenture, dated as of ________ __, 1997 (the "Indenture"), between the Company and Harris Trust and Savings Bank, as trustee (the "Trustee"). A copy of the proposed form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Whenever particular sections, articles or defined terms of the Indenture are referred to herein, such sections, articles or defined terms shall be as specified in the Indenture.

General

         The Notes, designated as ____% Senior Subordinated Notes due 2002, will be issued pursuant to the Indenture. The aggregate principal amount of the Notes permitted by the Indenture is limited to $6,900,000. The scheduled maturity date of the Notes is November 1, 2002. The Notes will be general unsecured obligations of the Company and will be issued in denominations of $5,000 and integral multiples of $5,000.

Interest Payments; Maturity

         The Notes will bear interest at the rate of ____% per annum, payable semi-annually on May 1 and November 1 of each year, commencing on May 1, 1998, to Note holders of record at the close of business on each April 15 and October 15 prior to an interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Payment of the full amount of principal will be made on November 1, 2002, unless the Notes are redeemed earlier in accordance with the provision of the Indenture.

Optional Redemption


         The Company may at its option redeem Notes, in whole at any time on or after November 1, 1999, or in part on any Interest Payment Date on or after November 1, 1999, in either case upon not less than 30 days' notice by mail, at a redemption price equal to 100% of the principal amount of the Notes being redeemed (together with accrued interest to the Redemption Date). In the event of redemption of the Notes in part only, one or more new Notes of like tenor will be issued in the name of the holder thereof for the unredeemed portion upon cancellation of the original Note.


         If less than all the Notes are to be redeemed, the particular Notes to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of a portion of the principal amount of any Note, provided that the unredeemed portion of the principal amount of any Note shall be in denominations of $5,000 and any integral multiple thereof.

         Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 45 days prior to the Redemption Date, to each Holder of Notes to be redeemed, at his address appearing in the Note Register. All notices of redemption shall identify the Notes to be redeemed (including CUSIP number) and shall state: (i) the Redemption Date; (ii) the Redemption Price; (iii) if less than all the Outstanding Notes are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Notes to be redeemed and that, on or after the Redemption Date, upon surrender of any Note to be redeemed in part, a new
Note in principal amount equal to the unredeemed portion thereof will be issued;
(iv) that on the Redemption Date, the Redemption Price will become due and payable upon each such Note to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date; and (v) the place or places where each such Note is to be surrendered for payment of the Redemption Price.

         Prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the Redemption Price of, and any accrued interest on, all the Notes which are to be redeemed on that date. The Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Notes shall cease to bear interest and the holders thereof will have no rights in respect to the Notes so to be redeemed except to receive payment of the Redemption Price thereof, without interest accrued on any funds held after the Redemption Date to pay such Redemption Price.

         Any Note which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes of like tenor, of any denomination of $5,000 or any integral multiple thereof, as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Note so surrendered.


Repurchase at the Option of Holders Upon a Change in Control Refinancing


         In the event that, at any time prior to November 1, 1999, a Change in Control Refinancing shall occur, or the Company enters into a letter of intent with respect to a transaction or series of transactions that could reasonably be expected to result in a Change in Control Refinancing, or any written agreement is executed which, when fully performed by the parties thereto, would result in a Change of Control Refinancing, the Company will, within five (5) Business Days of the occurrence of any such event (or, in the case of any such event the consummation or finalization of which would involve any action of the Company, at least thirty (30) days prior to such consummation), give written notice of such Change in Control Refinancing to the Trustee. Such written notice shall contain, and such written notice shall constitute, an irrevocable offer (subject to the successful closing of the transaction giving rise to such notice) to prepay all, but not less than all, of the principal amount of the Notes Outstanding at such time, at one-hundred one percent (101%) of the outstanding principal amount, together with interest accrued through the date of prepayment and any other amounts due thereunder (the "Control Prepayment Amount"), on a date specified in such notice (the "Control Prepayment Date") that is not less than thirty (30) days and not more than sixty (60) days after the date of such notice. For purposes hereof, "Change in Control Refinancing" shall mean the refinancing, refunding or restructuring of the Senior Credit Agreement upon the occurrence of any of the following: (i) Richard E. Bunger, persons directly or indirectly controlled by Richard E. Bunger, and members of the Company's management shall cease to have record and beneficial ownership of at least twenty percent (20%) of the Company's outstanding capital stock entitled to vote on all matters submitted to the stockholders of the Company; (ii) other than members of the Company's management, any "person" (as such terms is used in subsections 13(d) and 14(d) of the Exchange Act) on and after the date hereof is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange
Act), directly or indirectly, of securities of the Company representing twenty percent (20%) or more of the combined voting power of the Company's then-outstanding securities; or (iii) the existing directors for any reason cease to constitute at least seventy-five percent (75%) of the Company's board of directors. For purposes of clause (iii) of the preceding sentence, "existing directors" means individuals constituting the Company's board of directors on the date hereof, and any subsequent director whose election to the Company's board of directors or nomination for election by the Company's shareholders was approved by at least seventy-five percent (75%) of the directors then in office which directors either were directors on the date hereof or whose election or nomination for election was previously so approved.

         Notice of Change in Control Refinancing shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Control Prepayment Date, to each Holder of Notes, at his address appearing in the Note Register. Such notice shall identify the Control Prepayment Date and the place or places where Notes are to be surrendered for prepayment. Not less than 10 days prior to the Control Prepayment Date, each Holder electing to surrender Notes for prepayment shall provide written notice thereof to the Trustee (in such form as the Trustee may prescribe) and shall surrender physical possession of such Notes to the Trustee; provided, that the Company shall not be required to prepay any Notes as to which such notice and physical surrender is not received by the Trustee at least 10 days prior to the Control Prepayment Date.

         Prior to any Control Prepayment Date, the Company shall deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the Control Prepayment Amount with respect to all outstanding Notes that have been surrendered to the Trustee for prepayment. The Notes so to be prepaid shall, on the Control Prepayment Date, become due and payable at the Control Prepayment Amount, and from and after such date (unless the Company shall default in the payment of the Control Prepayment Amount) such Notes shall cease to bear interest and the holders thereof will have no rights in respect to the Notes so to be prepaid except to receive payment of the Control Prepayment Amount therefor, without interest accrued on any funds held after the Control Prepayment Date to pay such Control Prepayment Amount.

Interest Reserve Account

         The Indenture requires the Company to use a portion of the net proceeds of the issuance of the Notes to establish an interest reserve escrow account (the "Reserve Account") and to deposit therein, and maintain therein at all times while any of the Notes are outstanding, an amount equal to six months' interest on the Notes based on the principal amount outstanding from time to time. If the Company fails to make any payment of interest as and when due, funds on deposit in the Reserve Account shall be used to make such interest payment. In the event that any funds are used to make any interest payment, or if the amount on deposit in the Reserve Account is at any time less than six months' interest, the Indenture requires the Company to immediately deposit cash into the Reserve Account in an amount sufficient to increase the amount on deposit to six months' interest on the Notes; provided, that the Company is not required or permitted to make any deposits into the Reserve Account during any period in which the Company is in default in the payment of any principal of, or interest on, any Senior Debt, or during any period in which a Blockage Notice shall be in effect. The Company has executed a security agreement (the "Reserve Account Security Agreement"), the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, pursuant to which funds on deposit in the Reserve Account from time to time will be pledged to the Trustee, on behalf of the holders from time to time of the Notes. See "Description of the Notes - Subordination."

Subordination


         The indebtedness evidenced by the Notes will constitute general unsecured obligations of the Company and will be subordinate and junior in right of payment to all existing and future Senior Debt to the extent provided in the Indenture. Pursuant to the Indenture, "Senior Debt" means and includes, at any date, any of the following: (a) the principal of, premium, if any, interest on and any other payment due pursuant to any agreements or instruments creating indebtedness of the Company and its Subsidiaries which are now existing and which are secured by any mortgage, lien, pledge, charge, or encumbrance upon property or assets of the Company, and all modifications and amendments thereof;
(b) all substitutions and refinancings of the indebtedness described in subparagraph (a) hereof, whether secured or unsecured, and which by its terms is defined as senior indebtedness; (c) all obligations of the Company and its Subsidiaries for the payment of money hereafter arising, to any other financial institution, bank, or insurance company providing financing to the Company or its Subsidiaries, whether secured or unsecured, and which by its terms is defined as senior indebtedness; (d) all lease obligations of the Company and its Subsidiaries required under generally accepted accounting principles to be capitalized and reflected as a liability on the balance sheet of the Company; and (e) any indebtedness of any special purpose subsidiary of the Company or its Subsidiaries and any corporation, partnership, company, joint venture, trust, association, or joint-stock company in which more than fifty percent (50%) of the outstanding voting stock or voting interest is owned, directly or indirectly, by the Company or its Subsidiaries and which was formed for the purpose of facilitating any asset securitization program of the Company or any Subsidiary. Notwithstanding anything to the contrary herein, Senior Debt shall not include (i) any indebtedness of the Company or any Subsidiary to any affiliate thereof; (ii) any trade payables of the Company or any Subsidiary; or
(iii) any indebtedness made in violation of this Indenture. The Company shall, upon the incurrence of any indebtedness in excess of $1,000,000 within the scope of subparagraphs (b) and (c) above (and giving effect thereto), deliver to the Trustee an Officers' Certificate, certifying that the Company is in compliance with all of the terms, provisions and conditions of the Indenture (without regard to any period of grace or requirement of notice provided thereunder). No indebtedness of the Company or any Subsidiary shall be Senior Debt or superior in right of payment to the Notes if the instrument or instruments creating or evidencing such indebtedness provides by its or their terms that such indebtedness is pari passu or subordinate or junior in right of payment to any other indebtedness of the Company or such Subsidiary.


         In the event that the Company defaults in the payment of any principal of, or interest on, any Senior Debt, then unless and until such default has been cured or waived or has ceased to exist, the Company is not permitted to make or agree to make any direct or indirect payment (in cash, property or securities or by set-off or otherwise) on account of any Notes, or as a sinking fund for any Notes, or in respect of any redemption, retirement, purchase, prepayment or other acquisition of any Notes (including without limitation any deposit by the Company into the Reserve Account); provided, that payments of interest on the Notes from funds available in the Reserve Account will continue to be permitted.

         Upon the occurrence of any Default (as defined in the Senior Credit Agreement), then, unless and until such Default has been cured or waived in writing or has ceased to exist, the Company is not permitted to make or agree to make any direct or indirect payment (in cash, property or securities or by set-off or otherwise) on account of any Notes, or as a sinking fund for any Notes, or in respect of any redemption, retirement, purchase, prepayment or other acquisition of any Notes (including without limitation any deposit by the Company into the Reserve Account) during any period of one-hundred eighty (180) days after the time a "Blockage Notice" has been given to the Company by or on behalf of the holders of Senior Debt; provided, that payments of interest on the Notes from funds available in the Reserve Account will continue to be permitted. Only one such period of up to one-hundred eighty (180) days may be commenced within any three-hundred sixty (360) day period; provided, that if the Default which is the subject of a Blockage Notice has been cured or waived in writing or has ceased to exist within ninety (90) days after such Blockage Notice shall have been given, then one (1) additional Blockage Notice may be given, covering a period of up to one-hundred eighty (180) days, during such three-hundred sixty (360) day period. No Blockage Notice may be given with respect to a Default which existed and was known to the holders of the Senior Debt at the time the most recent Blockage Notice was given (unless such Default has been cured or waived in writing for a period in the interim equal to the greater of (i) thirty (30) days, or (ii) the number of days from the date of such cure or waiver through and including the date of the next scheduled payment of interest on the Notes). In the event that the holders of Senior Debt deliver any Blockage Notice, any payment of principal, interest or other amounts that, but for such Blockage Notice, would have been payable by the Company on account of the Notes during the period covered by such Blockage Notice shall be immediately due and payable in full upon the expiration of the period covered by such Blockage Notice.

         In the event of (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding which relates to the Company or its property, (ii) any proceeding for the liquidation, dissolution or other winding-up of the Company, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings,
(iii) any assignment by the Company for the benefit of creditors, or (iv) any other marshaling of the assets of the Company: (a) all Senior Debt shall first be paid in full, in cash, before any payment or distribution, whether in cash, securities or other property (other than payments of interest on the Notes from funds available in the Reserve Account) shall be made on account of any Notes;
(b) any payment or distribution, whether in cash, securities or other property (other than certain subordinated securities of the Company or any other corporation provided for by a plan or reorganization or readjustment that would otherwise be payable or deliverable in respect of any Notes) shall be paid or delivered directly to the holders of Senior Debt, in accordance with the priorities then existing among such holders of Senior Debt, until all Senior Debt shall have been paid in full, in cash; and (c) if any holder of Notes fails to file a claim or proof of debt in respect of such Notes in such proceedings at least thirty (30) business days prior to the latest date permitted by rule of law or court order for such filing, then the holders of Senior Debt shall be authorized (but not obligated) to file such claim or proof on behalf of such holder. Although each holder of Notes retains the right to vote its claim and otherwise act in any bankruptcy, insolvency or similar proceeding related to the Company, no such holder is permitted to take any act or vote in any way so as to contest the enforceability of the subordination provisions set forth in the Indenture.

         In the event that the Senior Debt has been declared due and payable as the result of the occurrence of any one or more defaults in respect thereof, under circumstances when the terms of Section 1405 of the Indenture do not prohibit payment on the Notes, the Company is not permitted to make or agree to make any direct or indirect payment (in cash, securities, other property or by set-off or otherwise) on account of any Note, or as a sinking fund for any Note, or in respect of any redemption, retirement, purchase, prepayment or other acquisition of any Note, unless and until all Senior Debt shall have been paid in full, in cash, or such declaration of default and its consequences has been rescinded and all such defaults have been remedied or waived in writing or have ceased to exist.

         As a result of such subordination of the Notes, holders of the Notes may recover less, ratably, than holders of Senior Debt. At June 30, 1997, the amount of indebtedness outstanding which would have constituted Senior Debt under the provisions of the Indenture was approximately $56.3 million (provided, that this amount is subject to increase or decrease from time to time). The Indenture does not, however, directly limit the amount of Senior Debt or other debt that the Company may have outstanding or incur from time to time.

Certain Covenants


         The Indenture  contains certain  affirmative and negative  Covenants on behalf of the Company. The affirmative covenants set forth in the Indenture require the Company to, among other things, subject to certain important exceptions and qualifications set forth therein: pay the principal, premium (if any) and interest on the Notes in accordance with their terms; maintain an office or agency where Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served; maintain its corporate existence and qualification; maintain all properties used in the conduct of its business in good condition and make such necessary repairs, renewals replacements, betterments and improvements thereof as in the judgment of the Company may be reasonably necessary connection with the conduct of the Company's business; pay or discharge all taxes, assessments and governmental charges levied or imposed upon the Company or upon the income, profits or property of the Company and all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company (provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings or if the failure to pay such tax, assessment, charge or claim is not likely to have a Material Adverse Effect); provide the Trustee with quarterly and annual financial statements and certain other periodic reports; carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise as it is presently conducted; comply with all laws, rules, regulations, orders, writs, judgments, injunctions, decrees or awards to which it may be subject and obtain all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of its properties and the conduct of its business, the failure to comply with which or obtain which could reasonably be expected to have a Material Adverse Effect; maintain insurance on its property in such amounts and covering such risks as is consistent with sound business practice; keep true and correct books, records and accounts pursuant to a system of accounting established and administered in accordance with generally accepted accounting principles, consistently applied; provide the Trustee with notice of events or conditions which constitute an Event of Default or which could reasonably be expected to have a Material Adverse Effect; comply in all material respects with applicable environmental laws and regulations and promptly take any and all necessary remedial actions in response to the presence, storage, use, disposal, transportation or release of any hazardous materials on, under or about any real property owned, or, to the extent permitted by the property owner, leased or operated by the Company; provide the Trustee with prompt written notice of any amendment or modification of the Senior Credit Agreement or any other document, instrument or agreement governing or relating to any Senior Debt, or any waiver of any term or provision thereof; use its best efforts to cause all payments of interest on the Notes to be made utilizing cash generated by the Company's operations prior to using any funds on deposit in the Reserve Account to make all or any portion of any such payment; and cause each Material Subsidiary (defined in the Indenture to include any subsidiary which accounts for five percent or more of the Company's consolidated annual net revenues or consolidated net assets) to execute a Subsidiary Guarantee pursuant to which such subsidiary shall agree to unconditionally guarantee the full payment and performance as and when due of all obligations under the Indenture and the Notes. The Company has no Material Subsidiary as of the date of this Prospectus.


         Pursuant to the Indenture, the Company has agreed that so long as any Note shall be outstanding, it will not, among other things, and subject to certain important exceptions and qualifications set forth therein: permit any amendment or modification to be made to its certificate or articles of incorporation or by-laws which is materially adverse to the interests of the Holders as the holders of the Notes; enter into any indenture, agreement, instrument or other arrangement which directly or indirectly prohibits or restrains,  or  has  the  effect  of  prohibiting  or  restraining,  or  imposes materially  adverse  conditions  upon,  the  incurrence  and  maintenance of the indebtedness evidenced by any Note, or the execution and delivery of any Subsidiary Guarantee any provision of any Subsidiary Guarantee, or contains any provision which would be violated or breached by the Company's performance of any of its obligations under the Indenture or the Notes; merge or consolidate with or acquire a majority of the voting shares of any other entity unless the primary business conducted by such entity is substantially similar to, or is otherwise in the same general business as, the business of the Company and its Subsidiaries as presently conducted; lease, sell or otherwise transfer any property, to any other person or entity, except for (i) sales and leases of inventory in the ordinary course of business, (ii) leases, sales, transfers or other dispositions of property that, together with all other property of the Company previously so leased, sold or transferred (other than inventory sold or leased in the ordinary course of business) since the date of the Indenture do not constitute a substantial portion of the property of the Company, and (iii) sales, transfers and other dispositions of property that is unrelated to the Company's primary business of designing and manufacturing, and selling and leasing for its own account, portable storage containers; or file or consent to the filing of any consolidated, combined or unitary income tax return with any person or entity other than the Company and its subsidiaries, or enter into any tax sharing agreement or similar arrangement.

         The Indenture also requires the Company to comply with the following financial covenants (subject to normal year-end and closing audit adjustments for calculations or determinations made in accordance with generally accepted accounting principles, consistently applied for all relevant periods):

                  (i) The Company shall at all times while any Note is Outstanding maintain a Tangible Net Worth of not less than the amount set forth in the table below for the applicable fiscal year of the
         Company:

          Fiscal Year ending                     Minimum Tangible
             December 31,                            Net Worth
             ------------                            ---------


                 1997                               $12,000,000
                 1998                                13,500,000
         1999 and thereafter                         15,000,000


         For purposes of this Indenture covenant, "Tangible Net Worth" means, as of any date, the total of: consolidated assets of the Company and its Subsidiaries, minus their consolidated liabilities, minus (A) patents, copyrights, trademarks, trade names, franchises, licenses, customer and subscription lists, goodwill and other similar intangibles (excluding net reorganization value), (B) leasehold improvements, (C) organization expenses, (D) obligations due to the Company from affiliates (including any officer, director or shareholder thereof) and (E) security deposits and prepaid costs and expenses and other deferred assets. For purposes of calculating Tangible Net Worth, the terms "consolidated assets" and "consolidated liabilities" shall include, in addition to assets and liabilities of the Company and its Subsidiaries reflected in the Company's consolidated balance sheet in accordance with generally accepted accounting principles, any assets and liabilities not so reflected of any special purpose subsidiary of the Company or its Subsidiaries and any corporation, partnership, company, joint venture, trust association, or joint-stock company in which more than fifty percent (50%) of the outstanding voting stock or voting interest is owned, directly or indirectly, by the Company or its Subsidiaries and which was formed for the purpose of facilitating any asset securitization program of the Company or any Subsidiary.



                  (ii) The Company shall at all times while any Note is Outstanding maintain a Total Funded Indebtedness Ratio of not greater than the ratio set forth in the table below for the applicable fiscal year of the Company:

          Fiscal Year ending                   Maximum Total Funded
             December 31,                       Indebtedness Ratio
             ------------                       ------------------

                 1997                                0.80 to 1
                 1998                                0.79 to 1
         1999 and thereafter                         0.78 to 1

         For purposes of this Indenture covenant, "Total Funded Indebtedness Ratio" means, as of any date, a ratio, the numerator of which shall be an amount equal to the total consolidated indebtedness of the Company and its Subsidiaries (whether secured, unsecured, assumed, or otherwise) which has a scheduled maturity date of more than one (1) year from the date of determination, including any capitalized lease obligations and guaranteed indebtedness of any other person ("Total Consolidated Indebtedness"), and the denominator of which shall be the sum of Total Consolidated Indebtedness plus Tangible Net Worth of the Company and its Subsidiaries at such date determined in accordance with generally accepted accounting principles on a consolidated basis
         (excluding treasury stock and excluding the effects of any foreign currency translation adjustments). For purposes of calculating Total Consolidated Indebtedness, the term "consolidated indebtedness" shall include, in addition to indebtedness of the Company and its Subsidiaries reflected in the Company's consolidated balance sheet in accordance with generally accepted accounting principles, any indebtedness not so reflected of any special purpose subsidiary of the Company or its Subsidiaries and any corporation, partnership, company, joint venture, trust, association, or joint-stock company in which more than fifty percent (50%) of the outstanding voting stock or voting interest is owned, directly or indirectly, by the Company or its Subsidiaries and which was formed for the purpose of facilitating any asset securitization program of the Company or any Subsidiary.


                  (iii) The Company shall at all times while any Note is Outstanding maintain a Senior Funded Indebtedness Ratio of not greater than the ratio set forth in the table below for the applicable fiscal year of the Company:

         Fiscal Year ending                   Maximum Senior Funded
            December 31,                       Indebtedness Ratio
            ------------                       ------------------

                1997                                0.74 to 1
                1998                                0.73 to 1
         1999 and thereafter                        0.72 to 1

         provided, however, that if at any time the Company or any Subsidiary shall incur Senior Unsecured Indebtedness, the Company shall at all times while any Note is Outstanding maintain a Senior Funded Indebtedness Ratio of not greater than the ratio set forth in the table below (in lieu of the ratios set forth above) for the applicable fiscal year of the Company:

         Fiscal Year ending                   Maximum Senior Funded
            December 31,                       Indebtedness Ratio
            ------------                       ------------------

                1997                                0.72 to 1
                1998                                0.71 to 1
         1999 and thereafter                        0.70 to 1

         For purposes of this Indenture covenant, "Senior Unsecured Indebtedness" means any Senior Debt of the Company or its Subsidiaries that is not secured by any mortgage, lien, pledge, charge, or encumbrance upon property or assets of the Company or any Subsidiary and which has a scheduled maturity date of more than one (1) year from the date of determination.

         For purposes of this Indenture covenant, "Senior Funded Indebtedness Ratio" means, as of any date, a ratio, the numerator of which shall be an amount equal to the total outstanding Senior Debt of the Company and its Subsidiaries which has a scheduled maturity date of more than one
         (1) year from the date of determination, and the denominator of which shall be the sum of Total Consolidated Indebtedness plus Tangible Net Worth of the Company and its Subsidiaries at such date determined in accordance with generally accepted accounting principles on a consolidated basis (excluding treasury stock and excluding the effects of any foreign currency translation adjustments).


         Without limiting any other provision of the Indenture, and without prejudice to any other remedies which the Trustee or the Holders may have in respect of any matured or unmatured Event of Default thereunder, the Indenture provides that during such time as the Company shall fail to comply fully with each of the financial covenants described in subparagraphs (i), (ii) and (iii) above, the Company shall not:

                  (i) incur any indebtedness (whether secured, unsecured, funded, unfunded, assumed, or otherwise), including any capitalized lease obligations and guaranteed indebtedness of any other person (provided, that this provision shall not prohibit the Company from issuing preferred stock or other equity securities; and provided, further, that this provision shall not prohibit the Company from borrowing under the Senior Credit Agreement so long as the total indebtedness outstanding under the Senior Credit Agreement, at all times during the period in which the Company fails to comply with the provisions of such subparagraph(s), does not exceed the total amount outstanding under the Senior Credit Agreement as of the initial date that the Company shall have failed to comply with the provisions of such subparagraph(s);

                  (ii) enter into a transaction (including,  without limitation, the purchase or sale of any property or service) with, or make any payment or transfer to, any director, officer or other affiliate (including without limitation any holder of five percent (5%) or more of any class of the Company's equity securities) except in the ordinary course of business and pursuant to the reasonable requirements of the Company's business and upon fair and reasonable terms no less favorable to the Company than the Company would obtain in a comparable arms-length transaction; or

                  (iii) engage in or consummate any transaction or series of transactions that would otherwise be permitted pursuant to the negative covenants set forth in Section 1019 the Indenture.

Events of Default and Remedies

         Pursuant to the Indenture, each of the following constitutes an Event of Default thereunder: (a) the Company fails to make any payment of principal or interest on a Note on or before the date such payment is due (provided, that the Company shall not be deemed to have failed to make an interest payment if such payment is made with funds on deposit in the Reserve Account), or the Company shall fail to pay any other amount due on account of the Notes (other than principal or interest) within ten (10) days of receipt of written notice from the Trustee; (b) the Company fails to deposit into the Reserve Account on or before the date that is six (6) months after the date of any disbursement therefrom any amount necessary to cause the amount on deposit in the Reserve Account at such time to equal six (6) months' interest under the Notes, based on the principal amount outstanding under the Notes at such time; (c) the Company fails to comply with any other provision of the Indenture, and such failure continues for more than thirty (30) days after the earlier of the date upon which (i) the Company shall have become aware of such failure or (ii) written notice of such failure shall first have been given to the Company by the Trustee; (d) any warranty, representation or other statement by or on behalf of the Company contained in the Indenture shall have been false or misleading in any material respect when made; (e) any event shall occur or any condition shall exist in respect of the indebtedness of the Company under the Senior Credit Agreement or under any agreement securing or relating to such indebtedness, that immediately or with any one or more of the passage of time or the giving of notice causes such indebtedness, or a portion thereof, to become due prior to its stated maturity or prior to its regularly scheduled date or dates of payment or causes any one or more of the holders thereof or a trustee therefor to require the Company or any Subsidiary to repurchase such indebtedness from the holders thereof; (f) a receiver, liquidator, custodian or trustee of the Company or any Subsidiary, or of all or any substantial part of the property of either, shall be appointed by court order and such order remains in effect for more than sixty (60) days, or an order for relief shall be entered with respect to the Company or any Subsidiary, or the Company or any Subsidiary shall be adjudicated a bankrupt or insolvent, or all or any substantial part of the property of the Company or any Subsidiary shall be sequestered by court order and such order shall remain in effect for more than sixty (60) days; (g) a petition shall be filed against the Company or any Subsidiary under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, whether now or hereafter in effect, and shall not be dismissed within sixty (60) days after such filing; (h) the Company or any Subsidiary shall file a petition in voluntary bankruptcy or seeking relief under any provision of any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, whether now or hereafter in effect, or shall consent to the filing of any petition against it under any such law; (i) the Company or a Subsidiary shall make an assignment for the benefit of its creditors, or admit in writing its inability, or fail, to pay its debts generally as they become due, or shall consent to the appointment of a receiver, liquidator or trustee of the Company or a Subsidiary or of all or a substantial part of its property; (j) a final, non-appealable judgment or judgments in the aggregate for the payment of money in excess of Two-Hundred Fifty Thousand Dollars ($250,000) is or are outstanding against one or more of the Company and the Subsidiaries and any one of such judgments shall have been outstanding for more than sixty (60) days from the date of its entry and shall not have been discharged in full or stayed; (k) the Reserve Account Security Agreement shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity of the Reserve Account Security Agreement, or the Company or any Subsidiary shall fail to comply with any of the terms and provisions of the Reserve Account Security Agreement, or the Company denies the enforceability of the Reserve Account Security Agreement or gives notice (written or otherwise) to such effect; or (l) any Subsidiary Guarantee shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of any Subsidiary Guarantee, or any Subsidiary shall fail to comply with any of the terms or provisions of a Subsidiary Guarantee, or any Subsidiary denies that it has any further liability under a Subsidiary Guarantee or gives notice (written or otherwise) to such effect.

         If any Event of Default of the type specified in clause (a) of the foregoing paragraph shall exist, the Notes shall automatically become immediately due and payable together with interest accrued thereon, without presentment, demand, protest or notice of any kind. If an Event of Default other than those of the type specified in clause (a) of the foregoing paragraph shall exist and the indebtedness of the Company under the Senior Credit Agreement shall have been declared due and payable prior to its stated maturity or prior to its regularly scheduled date or dates of payment pursuant to Section 9.2(a) thereof (or any successor section having similar effect), the Trustee by notice in writing to the Company, or the holders of at least 25% in aggregate principal amount of the outstanding Notes, may (i) declare the unpaid principal of and accrued interest on the outstanding Notes to be due and payable immediately and, upon any such declaration, the outstanding Notes shall become immediately due and payable, or (ii) exercise any other right, power or remedy permitted to the Trustee or such holders by law. Notwithstanding the foregoing, the rights of the Trustee and the Holders to exercise rights upon the occurrence of an Event of Default under the Indenture are limited by, and subject in all respects to, the subordination provisions set forth in the Indenture. See "Description of the Notes - Subordination."

         Upon the occurrence and during the continuation of an Event of Default, all outstanding principal, interest and other amounts due under the Notes shall bear interest at the Default Rate. No course of dealing on the part of any holder of the Note nor any delay or failure on the part of any holder of the Note to exercise any right shall operate as a waiver of such right or otherwise prejudice such holder's rights, powers and remedies. Within 30 days after the occurrence of any Event of Default or any event which is, or after notice or lapse of time or both would become, an Event of Default, the Trustee shall give the Holders of Notes notice thereof as and to the extent provided by the Trust Indenture Act. The Indenture requires the Company to deliver to the Trustee, within 90 days after the end of each fiscal year, an officer's certificate specifying whether the Company is in default in the performance or observance of any of the provisions of the Indenture and, if so, a description of the nature and status thereof.

Successor Company

         The Company shall not consolidate with or merge into, or transfer or lease its assets substantially as an entirety to any other corporation or other entity unless the successor assumes the due and punctual payment of the principal of and any premium and interest on all the Notes and the performance or observance of every covenant of the Indenture on the part of the Company to be performed or observed.

Modification of the Indenture

         The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than 66-2/3% in principal amount of the outstanding Notes, to enter into one or more supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the existing provisions of the Indenture or of modifying in any manner the rights of the holders of Notes under the Indenture, except that no such supplemental indenture shall, without the consent of the holder of each outstanding Note affected thereby, (i) change the stated maturity date of the principal of, or any installment of principal of or interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of any Note which would be due and payable upon a declaration of acceleration of the maturity thereof, or change any place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof, or (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture. Without the consent of the holders of the Notes, the Company may amend or supplement the Indenture or the Notes to cure any ambiguity, omission, defect or inconsistency or to make any change that would not adversely affect the rights of any Noteholder.



                     DESCRIPTION OF THE REDEEMABLE WARRANTS

         The Redeemable Warrants are to be issued under a Warrant Agreement, dated as of ________ __, 1997 (the "Warrant Agreement"), between the Company, and Harris Trust and Savings Bank, as warrant agent (the "Warrant Agent"). A copy of the proposed form of the Warrant Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Warrant Agreement and the Redeemable Warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Warrant Agreement and the Redeemable Warrants, including the definitions therein of certain terms. Whenever particular sections, articles or defined terms of the Warrant Agreement or the Redeemable Warrants are referred to herein, such sections, articles or defined terms shall be as specified in the Warrant Agreement or the Redeemable Warrants, as applicable.


General


         Each Redeemable Warrant entitles the registered holder thereof to purchase one share of Common Stock at an exercise price of $___ per share at any time commencing on March 1, 1998 and ending at 5:00 p.m., Phoenix, Arizona time, on November 1, 2002. The exercise price of the Redeemable Warrants was determined by negotiation between the Company and the Underwriter and should not be construed to be predictive of or to imply that any price increases in the Company's securities will occur. The Redeemable Warrants will be issued pursuant to a warrant agreement (the "Warrant Agreement") among the Company, and Harris Trust and Savings Bank, as warrant agent (the "Warrant Agent"), and will be evidenced by warrant certificates in registered form. Redeemable Warrants to purchase 150,000 shares (or 172,500 shares if the Underwriter's over-allotment option is exercised in full) of Common Stock will be issued in this Offering to the initial purchasers of the Notes. Redeemable Warrants to purchase an additional 150,000 shares (or 172,500 shares if the Underwriter's over-allotment option is exercised in full) will be issued to the Underwriter as additional underwriting compensation. See "Underwriting."
                                       45

Adjustment  of  Exercise  Price and  Change in  Number of Shares  Issuable  Upon
Exercise


         The Redeemable Warrants provide for adjustment of the exercise price and for a change in the number of shares issuable upon exercise to protect the Warrantholders against dilution upon the occurrence of certain events. Upon each adjustment of the exercise price, Warrantholders shall thereafter be entitled to purchase, at the exercise price resulting from such adjustment, a number of shares determined by multiplying the exercise price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the exercise price resulting from such adjustment. Subject to certain important exceptions and qualifications set forth in the Warrant Agreement, the events which trigger adjustments of the exercise price and changes in the number of shares issuable upon exercise are as follows:


                  (i) In the event that the Company shall at any time issue or sell, or declare any dividend payable in, additional shares of Common Stock or securities convertible into Common Stock, and the Company shall receive consideration in respect of such issuance, sale, dividend or distribution in an amount less than the current market price Fair Value of the securities so issued or sold or the securities with respect to which such dividend or distribution relates, then, in each such event, the exercise price in effect immediately prior to such issuance, sale, dividend or distribution shall be reduced to a number which shall be calculated by dividing (A) an amount equal to the sum of
         (1) the number of shares of Common Stock outstanding immediately prior to such issuance, sale, dividend or distribution, multiplied by the then existing exercise price plus (2) the aggregate consideration, if any, received by the Company upon such issuance, sale, dividend or distribution, by (B) the total number of shares of Common Stock outstanding immediately after such issuance, sale, dividend or distribution. If the Company shall declare any dividend, or authorize any other distribution, upon any stock of the Company of any class, payable in additional shares of Common Stock or by the issuance of securities convertible into Common Stock, such declaration or distribution shall be deemed to have been issued or sold (as of the record date) without consideration. The number of shares of Common Stock outstanding at any given time, for purposes of this provision, shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock for the purposes hereof.

                  (ii) If any capital reorganization or reclassification of the capital stock of the Company, or any or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive cash, stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provisions shall be made whereby the Warrantholders shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions specified in the Warrant Agreement upon exercise of the Redeemable Warrants and in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such cash, shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of Common Stock equal to the number of shares of such Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, and in any such case appropriate provision shall be made with respect to the rights and interests of the Warrantholders to the end that the provisions of the Warrant Agreement and the Redeemable Warrants (including, without limitation, provisions for adjustments of the exercise price and of the number of shares purchasable and receivable upon the exercise of the Redeemable Warrants) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock securities or assets thereafter deliverable upon the exercise hereof.

                  (iii) In case at any time or from time to time conditions arise by reason of action taken by the Company which are not adequately covered by the provisions of certain of the anti-dilution provisions of the Warrant Agreement and which might materially and adversely effect the exercise rights of the Warrantholders thereunder, the Board of Directors of the Company shall cause an appropriate adjustment to the Exercise Price and the number of shares purchasable upon exercise of the Redeemable Warrants, so as to preserve, without dilution, the exercise rights of the Warrantholders.

                  (iv) In case at any time the Company shall subdivide its outstanding shares of Common Stock into a greater number of shares, the exercise price of the Redeemable Warrants in effect immediately prior to such subdivision shall be proportionately reduced and the number of shares of Common Stock purchasable upon exercise thereof immediately prior to such subdivision shall be proportionately increased, and conversely, in case at any time the Company shall combine its outstanding shares of Common Stock into a smaller number of shares, the exercise price of the Redeemable Warrants in effect immediately prior to such combination shall be proportionately increased and the number of shares of Common Stock purchasable upon exercise thereof immediately prior to such combination shall be proportionately reduced.

                  (v) In case the Company shall, at any time prior to the expiration of the Redeemable Warrants, dissolve, liquidate or wind up its affairs, the Warrantholders shall be entitled, upon the exercise of the Redeemable Warrants, to receive, in lieu of the shares of Common Stock of the Company which such Warrantholders would have been entitled to receive, the same kind and amount of assets as would have been issued, distributed or paid to such Warrantholders upon any such dissolution, liquidation or winding up with respect to such shares of Common Stock of the Company, had such Warrantholders been the holders of record of the shares of Common Stock issuable upon exercise of the Redeemable Warrants on the record date for the determination of those persons entitled to receive any such liquidating distribution. After any such dissolution, liquidation or winding up which shall result in any cash distribution in excess of the exercise price of the Redeemable Warrants, the Warrantholders may, at each such holder's option, exercise the same without making payment of the exercise price therefor, and in such case the Company shall, upon the distribution to said holders, consider that said exercise price has been paid in full to it and in making settlement to said holders shall deduct from the amount payable to such holders an amount equal to such exercise price.

                  (vi) In each case of an adjustment in the number of shares of Common Stock or other stock, securities or property receivable on the exercise of the Redeemable Warrants, the Board of Directors of the Company and the Company's Chief Financial Officer shall compute such adjustment in accordance with the terms of the Warrant Agreement and the Redeemable Warrants and prepare and duly execute and deliver to the Warrant Agent a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based.

         The Redeemable Warrants do not confer upon the Warrantholders any voting or other rights of a stockholder of the Company.

Exercise of Redeemable Warrants

         A Redeemable Warrant may be exercised upon written notice to the Company (accompanied by surrender of the Redeemable Warrant certificate) and upon payment of the full exercise price for the number of shares with respect to which the Redeemable Warrant is being exercised. Shares issued upon exercise of Redeemable Warrants, upon payment in accordance with the terms of the Redeemable Warrants, will be fully paid and non-assessable. The Redeemable Warrants may be exercised only during the exercise period referred to above. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the Redeemable Warrants. With respect to any fraction of a share called for upon exercise of a Redeemable Warrant, such fraction shall be rounded to the nearest whole share (with a fraction of one-half rounded up to the next highest integer).

Redemption of Redeemable Warrants

         On not less than thirty (30) days notice given at any time after ______________ (the "Redemption Notice"), to the Holders of the Redeemable Warrants being redeemed, the Redeemable Warrants may be redeemed, at the option of the Company, at a redemption price of $0.05 per Redeemable Warrant, provided the Market Price of the Common Stock receivable upon exercise of such Redeemable Warrants exceeds $______, subject to adjustment. Market Price means (i) the average closing bid price of the Common Stock, for twenty (20) consecutive business days, ending on the Calculation Date as reported by Nasdaq, if the Common Stock is traded on the Nasdaq SmallCap Market, or (ii) the average last reported sale price of the Common Stock, for twenty (20) consecutive business days, ending on the Calculation Date, as reported by the primary exchange on which the Common Stock is traded, if the Common Stock is traded on a national securities exchange, or by Nasdaq, if the Common Stock is traded on the Nasdaq National Market. All Warrants must be redeemed if any are redeemed. Calculation Date means a date within 15 days of the mailing of a Redemption Notice.

         If the conditions for redemption are met, and the Company desires to exercise its right to redeem the Redeemable Warrants, it shall request the Representative to mail a Redemption Notice to each of the Registered Holders of the Redeemable Warrants to be redeemed, first class, postage prepaid, not later than the thirtieth day before the date fixed for redemption, at their last address as shall appear on the records maintained pursuant to the Redeemable Warrants.

         The Redemption Notice will specify (i) the Redemption Price, (ii) the Redemption Date, (iii) the place where the Redeemable Warrant Certificates shall be delivered and the Redemption Price paid, (iv) that the Representative will assist each Registered Holder of a Warrant in connection with the exercise thereof and (v) that the right to exercise the Redeemable Warrants shall terminate at 5:00 p.m. (New York time) on the business day immediately preceding the Redemption Date. On and after the Redemption Date, Registered Holders of the Redeemable Warrants will have no further rights except to receive, upon surrender of the Warrant, the Redemption Price.


                DESCRIPTION OF COMMON STOCK AND OTHER SECURITIES

General


         The Company's Certificate of Incorporation authorizes the issuance of 22,000,000 shares, consisting of 17,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share. As of August 1, 1997, the Company had 6,739,324 shares of Common Stock outstanding and no shares of preferred stock outstanding. At August 1, 1997, the Company had reserved an aggregate of 1,891,250 shares of Common Stock for issuance upon the exercise of outstanding options, warrants and other rights to acquire shares of Common Stock (not including the shares issuable upon exercise of the Redeemable Warrants to be issued pursuant to this Offering). An aggregate of 150,000 shares of Common Stock (or 172,000 shares if the Underwriters over-allotment option is exercised in full) will be issuable upon the exercise of the Redeemable Warrants. An additional 150,000 shares of Common Stock (or 172,000 shares if the Underwriter's over-allotment option is exercised in full) will be issuable upon the exercise of warrants issued to the Underwriter as additional underwriting compensation. See "Underwriting." An additional 50,000 shares of Common Stock will be issuable upon exercise of the Bridge Warrants issued to the holder of the Bridge Notes. The Bridge Note holder has the right, upon repayment of the Bridge Notes, to exchange the Bridge Warrants for warrants to purchase 50,000 shares of Common Stock on terms and conditions identical to those set forth in the Redeemable Warrants. See "Use of Proceeds."


Common Stock

         The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable.

         The holders of Common Stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. Accordingly, if the Company were to elect to sell additional shares of Common Stock following this Offering, persons acquiring Common Stock in this Offering would have no right to purchase additional shares, and as a result, their percentage equity interest in the Company would be reduced.

         Pursuant to the Company's Bylaws, except for any matters which, pursuant to the Delaware General Corporation Law ("Delaware Law"), require a greater percentage vote for approval, the holders of one-third of the outstanding Common Stock, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of the Company's stockholders. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to the vote of Company stockholders. Except as to any matters which, pursuant to Delaware Law, require a greater percentage vote for approval, the affirmative vote of the holders of a majority of the Common Stock present in person or by proxy at any meeting (provided a quorum as aforesaid is present thereat) is sufficient to authorize, affirm or ratify any act or action, including the election of directors.

         The holders of Common Stock do not have cumulative voting rights. Accordingly, the holders of more than half of the outstanding shares of Common Stock can elect all of the Directors to be elected in any election, if they choose to do so. In such event, the holders of the remaining shares of Common Stock would not be able to elect any Directors. The Board is empowered to fill any vacancies on the Board created by the resignation, death or removal of Directors.

         In addition to voting at duly called meetings at which a quorum is present in person or by proxy, Delaware Law and the Company's Bylaws provide that stockholders may take action without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the Company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. Pursuant to the rules and regulations of the Commission, if stockholder action is taken by written consent, the Company will be required to send to each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement. The Board of Directors intends to place before the Company's stockholders at the Company's 1997 annual meeting a proposal that would amend the Company's Bylaws and Certificate of Incorporation to prohibit shareholder action by written consent.

Preferred Stock


         The Company is authorized to issue up to 5,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock"), 50,000 of which were designated as Series A Convertible Preferred Stock during December 1995 and issued for consideration of $100 per share. All of the outstanding shares of the Series A Convertible Preferred Stock were converted according to their terms into an aggregate of 1,904,324 shares of Common Stock during the first quarter of 1996, at which time all such shares of the Series A Convertible Preferred Stock became authorized but unissued shares of Preferred Stock which may be reissued.


         Under the Company's Certificate of Incorporation, shares of Preferred Stock may, without any action by the stockholders of the Company, be issued by the Board of Directors of the Company from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the Board may determine. Accordingly, the Board has the power, without stockholder approval, to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of Preferred Stock issued in the future, which could adversely affect the voting power or other rights of the holders of the Common Stock.

         It is not possible to state the actual effect of the authorization of the Preferred Stock upon the rights of the holders of the Common Stock until the Board determines the specific rights of the holders of any series of preferred Stock. The Board's authority to issue Preferred Stock provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a person or group to gain control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

Other Warrants

         In connection with its 1994 initial public offering, the Company issued warrants (the "IPO Warrants") which entitle the holders thereof to purchase an aggregate of 1,067,500 shares of Common Stock, at $5.00 per share. The number of shares and the exercise price are subject to adjustment upon the occurrence of certain specified events. The IPO Warrants expire on February 17, 1998. The Company has the right to redeem the IPO Warrants at $.01 per share of Common Stock subject to the IPO Warrants at any time after the closing price of the Common Stock has been $7.00 or more for at least 20 consecutive trading days. The IPO Warrants are quoted on the Nasdaq SmallCap Market under the symbol "MINIW."


         The Company issued to the underwriters of its initial public offering unit warrants to purchase units comprised of an aggregate of 187,500 shares of Common Stock and warrants to purchase an additional aggregate of 93,750 shares of Common Stock. The unit warrants are exercisable at $12.00 per unit (each unit being comprised of two shares of Common Stock and a warrant to purchase one share of Common Stock), and the warrants included within the units are exercisable at $5.00 per share of Common Stock. The warrants to purchase the units, and the warrants included therein, expire on February 17, 1998.


         In connection with the sale of the Bridge Notes, the Company issued to purchasers of the Bridge Notes warrants ("Bridge Warrants") to purchase 50,000 shares of Common Stock. The Bridge Warrants are exercisable at $5.00 per share and include other terms substantially identical to the terms of the Warrants. As part of this Offering, the holders of the Bridge Notes will be afforded the opportunity to exchange all the Bridge Warrants for Redeemable Warrants to purchase 50,000 shares of Common Stock.


Classified Board Of Directors And Related Provisions

         The Company's Board of Directors intends to propose that the Company's stockholders adopt at the Company's 1997 annual meeting of stockholders an amendment to the Company's Certificate of Incorporation to provide for a classified board of directors. The amendment will provide that the Board of Directors be divided into three classes, and that the directors serve staggered terms of three years each. The purpose of the classified board is to promote conditions of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors, by insuring that in the ordinary course, at least two-thirds of the directors will at all times have at least one year's experience as directors. However, the classified board structure may prevent stockholders who do not approve of the policies of the Board of Directors from removing a majority of the Board of Directors at a single annual meeting, because it will normally take two annual meetings of stockholders to elect a majority of the Board.

Delaware Anti-Takeover Law

         Section 203 of the Delaware Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date, the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person, who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

Transfer Agent and IPO Warrant Agent

         The transfer agent for the Common Stock and the Warrant Agent for the IPO Warrants is Harris Trust and Savings Bank.


                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The Notes


         The following is a discussion of certain anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes as of the date hereof. It deals only with Notes held as capital assets by initial purchasers that are United States holders and does not deal with special situations, such as those of foreign persons, dealers in securities, financial institutions, life insurance companies, holders whose "functional currency" is not the U.S. dollar, or special rules with respect to certain "straddle" or hedging transactions. The discussion below is based upon the Internal Revenue Code of 1986, as amended, (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. PROSPECTIVE PURCHASERS CONSIDERING AN INVESTMENT IN THE NOTES SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSIDERATIONS THAT MAY BE SPECIFIC TO THEM AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Original Issue Discount


         The issue price of the Notes will be the price at which the Notes and the Redeemable Warrants, together, are sold to investors. In order to determine the issue price for the Notes and the Redeemable Warrants, the aggregate issue price must be allocated between the Notes and the Redeemable Warrants based upon their relative fair market values on the date of issuance. If a holder purchases Notes and the Redeemable Warrants for the issue price of the Notes, the holder's initial tax basis for the Note and the Redeemable Warrants will equal the portion of the issue price of the Notes allocated to each. The Company intends to allocate the issue price on a per Note and per the Redeemable Warrant basis. A holder of Notes and Redeemable Warrants may not adopt a different allocation unless such holder properly discloses such a different allocation on the holder's federal income tax return for the year in which the Notes and Warrants were acquired.

         Because the Notes are being offered together with the Redeemable Warrants, a portion of the offering price for a Note will be allocated to the Notes and a portion to the Redeemable Warrants. Since the portion allocable to a Note will be less than the Note's principal amount, a Note will likely be issued at a discount from its face amount. If the discount (generally referred to as "original issue discount" or "OID") exceeds a statutory de minimis amount (1/4 of 1% of an obligation's stated redemption price at maturity multiplied by the number of complete years to its maturity), the Notes will be considered to be issued with original issue discount. In addition to including in income the amount of stated interest received or accrued, a holder will be required to include a portion of any such OID as ordinary income for federal income tax purposes each year over the term of the Notes so as to provide a constant yield to maturity.

         The total amount of OID with respect to each Note will be the difference between the issue price and the stated redemption price at maturity. The issue price of the Notes and the Redeemable Warrants will be the price paid by the initial purchasers of the Notes at their initial offering. This issue price will then be allocated between the Notes and the Redeemable Warrants as described above based on their relative fair market values. The stated redemption price at maturity of a Note is the sum of all payments provided by the Note other than "qualified stated interest" payments. Stated interest on the Notes will constitute "qualified stated interest". Thus, the stated redemption price at maturity of a Note will be equal to the principal amount of such Note.


         The Company will report annually to the Internal Revenue Service and to record holders of Notes information with respect to OID accruing during the calendar year.

Disposition of Notes


         A holder of a Note generally will recognize gain or loss upon the sale, exchange, retirement or other taxable disposition of a Note equal to the difference between the amount realized on such sale, exchange, retirement or other taxable disposition and the holder's adjusted tax basis in the Note. A holder's adjusted tax basis in a Note will generally be the cost of such Note, increased by any OID previously included in income by such holder with respect to such Note. Such gain or loss generally will be capital gain or loss. Under recently enacted legislation, an individual U.S. Holder is generally subject to a maximum capital gains rate of 28% for Notes held for more than one year and the maximum capital gains rate for an individual U.S. Holder is reduced to 20% for Notes held in excess of 18 months.


         The foregoing does not discuss special rules that may affect the treatment of purchasers that acquire Notes other than at the time of original issuance at the issue price, including those provisions of the Code relating to the treatment of "market discount," "market premium" or "amortizable bond premium."


The Redeemable Warrants

         A U.S. Holder will generally not recognize any gain or loss upon exercise of any Redeemable Warrants (except with respect to any cash received in lieu of a fractional share of Common Stock). A U.S. Holder will have an initial tax basis in the shares of Common Stock received on exercise of the Redeemable Warrants equal to the sum of its tax basis in the Redeemable Warrants and the aggregate exercise price thereof. A U.S. Holder's holding period in such shares of Holdings Common Stock will commence on the day after the Redeemable Warrants are exercised.

         If a Redeemable Warrant expires without being exercised, a U.S. Holder will recognize a capital loss in an amount equal to its tax basis in the Redeemable Warrant. Upon the sale or exchange of a Redeemable Warrant, a U.S. Holder will generally recognize a capital gain or loss equal to the difference, if any, between the amount realized on such sale or exchange and the U.S. Holder's tax basis in such Redeemable Warrant. Such capital gain or loss will be long-term capital gain or loss if, at the time of such sale or exchange, the Redeemable Warrant has been held for more than one year.

         Under Section 305 of the Code, a U.S. Holder of a Redeemable Warrant may be deemed to have received a constructive distribution from the Issuer, which may result in the inclusion of ordinary dividend income, in the event of certain adjustments to the number of shares of Holdings Common Stock to be issued on exercise of a Redeemable Warrant.

                                  UNDERWRITING


         Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below, for which Peacock, Hislop, Staley & Given, Inc. is acting as representative (in such capacity the "Representative"), have agreed to purchase from the Company Units which include the principal amount of ____% Senior Subordinated Notes with Redeemable Warrants set forth opposite their names below:


                                                                       Principal
                  Name                                                 Amount
                  ----                                                 ------

Peacock, Hislop, Staley & Given, Inc.................................$


                                                                     -----------
Total................................................................$ 6,000,000
                                                                     ===========



         The  Underwriting  Agreement  provides  that  the  obligations  of  the
Underwriters  are  subject  to  certain   conditions   precedent  and  that  the
Underwriters will purchase all of the Units (comprised of Notes and the Redeemable Warrants) offered hereby (other than those subject to the Underwriters' over-allotment described below) if any of such Notes and the Redeemable Warrants are purchased.

         The Representative has advised the Company that the Underwriters propose to offer the Units (comprised of Notes and the Redeemable Warrants) directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at this price less a concession not in excess of ______% of the principal amount of the Notes. The Underwriters may allow and these dealers may reallow a concession not in excess of _______% of the principal amount of the Notes to certain other dealers. After the initial public offering of the Units, the offering price and other selling terms may be changed by the Representative.

         The Company has granted the Underwriters an option, exercisable not later than 45 days after the date of this prospectus, to purchase additional Units (comprised of up to $900,000 in principal amount of additional Notes, together with additional Redeemable Warrants covering an aggregate of 22,500 shares of Common Stock), at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof as the principal amount of Notes and Redeemable Warrants to be purchased by it shown in the above table bears to the total offering, and the Company will be obligated, pursuant to the option, to sell such Units to the Underwriters.


         Any Underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the Underwriters may discontinue those activities at any time.

         In the Underwriting Agreement, the Company has agreed to reimburse the Underwriters for their fees and costs in connection with the Offering (including the fees and expenses of Squire, Sanders & Dempsey L.L.P., counsel to the Underwriters). Further, the Underwriting Agreement contains covenants of indemnity between the Underwriters, on the one hand, and the Company on the other, against certain civil liabilities, including liabilities under the Securities Act.


         The Company has agreed to issue for a nominal consideration, warrants to the Representative and its designees (the "Representative Warrants") to purchase 150,000 shares of the Company's Common Stock (172,500 shares if the Underwriters' over-allotment option is exercised in full). The Representative Warrants are exercisable at any time during the period commencing on March 1, 1998 and ending on November 1, 2002. The number of shares of Common Stock covered by the Representative's Warrants and the exercise price thereof are subject to certain anti-dilution adjustments. The exercise price and all other terms of the Representative's Warrant, and the terms of the Common Stock issuable upon exercise thereof, are identical to the terms of the Redeemable Warrants sold in this offering and the Common Stock issuable upon exercise thereof; provided, however, that the Representative's Warrant will be subject to a one-year lock-up period commencing on the effective date of the registration statement of which this Prospectus is a part.


         Pursuant to the terms of certain lock-up agreements, certain holders of the Company's Common Stock have agreed with the Representative that, for a period of 180 days after the effective date of the registration statement, they will not offer to sell, dispose of or grant any rights with respect to any shares of Common Stock, now owned or hereafter acquired directly by such holders or with respect to which they have power of disposition, without the prior written consent of Representative.


         Prior to this Offering there has been no public market for the Units, Notes or the Redeemable Warrants, and the initial public offering price for the Notes and the Redeemable Warrants offered hereby has been determined by negotiation among the Company and the Representative. Among the factors to be considered in making such determination are the history of the prospects for the industry in which the Company competes, an assessment of the Company's management, the past and present operations of the Company, the general condition of the securities markets at the time of the offering of the Company, the general condition of the securities markets at the time of the offering. The Company has applied to The Nasdaq Stock Market to have the Redeemable Warrants listed on the Nasdaq SmallCap Market under the symbol "____". The Common Stock of the Company trades on the Nasdaq National Market under the symbol "MINI." There is no public market for the Notes and the Company does not intend to apply for listing of the Notes on Nasdaq or any national stock market. See "Risk Factors -- Absence of Trading Market."



                                  LEGAL MATTERS


         The validity of the Notes and of the Redeemable Warrants offered hereby will be passed upon for the Company by Bryan Cave LLP, Phoenix, Arizona. Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona, will pass upon certain matters as requested by the Underwriter.



                                     EXPERTS

         The consolidated financial statements and schedule of the Company and its subsidiaries as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included or incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included and incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                               ------------------
                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the SEC, at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or on the World Wide Web through the SEC's Internet address at "http://www.sec.gov."

         The Company has filed with the SEC a registration statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement. Each statement made in this Prospectus concerning a document filed as part of the Registration Statement is qualified in its entirety by reference to such document for a complete statement of its provisions. Copies of the Registration Statement may be inspected, without charge, at the offices of the SEC, or obtained at prescribed rates from the Public Reference Section of the Commission, at the address set forth above, or on the World Wide Web through the Commission's Internet address at "http://www.sec.gov."


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission (File No. 1-12804) pursuant to the Exchange Act are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K/A-3 for the fiscal year ended December 31, 1996, including Amendment No. 1 dated April 29, 1997, Amendment No. 2 dated June 15, 1997, and Amendment No. 3 dated August, 1997;

         2. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1996, consisting of the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997 and June 30, 1997; and

         3. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, dated February 9, 1994, as amended by Amendment No. 1 dated February 16, 1994.

         Exhibits to the following registration statements and periodic reports of the Company, filed with the Commision, are incorporated by reference herein:
Registration Statement on Form SB-2, as amended (File No. 33-71528-LA); Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994 and December 31,1995; and Quarterly Report on Form 10-QSB for the quarter ended September 30, 1994.

         All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference (other than exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to: Stockholder Relations Department, Mobile Mini, Inc., 1834 West Third Street, Tempe, Arizona 85281, telephone: (602) 894-6311.

                               ------------------

INDEX

Report of Independent Public Accountants                                    F-2

Financial Statements-
       Consolidated Balance Sheets - December 31, 1996 and 1995             F-3

       Consolidated Statements of Operations - For the Years Ended
       December 31, 1996, 1995 and 1994                                     F-4

       Consolidated Statements of Stockholders' Equity - For the Years
       Ended December 31, 1996, 1995 and 1994                               F-5

       Consolidated Statements of Cash Flows - For the Years Ended
       December 31, 1996, 1995 and 1994                                     F-6

Notes to Consolidated Financial Statements - December 31, 1996 and 1995     F-8


Financial Statements (Unaudited)-
       Consolidated Balance Sheet - December 31, 1996 (unaudited) and
       June 30, 1997 (unaudited)                                            F-19

       Consolidated Statements of Operations - Three Months and Six
       Months ended June 30, 1997 and June 30, 1996 (unaudited)             F-20

       Consolidated Statements of Cash Flows - Six Months ended June 30,
       1997 and June 30, 1996 (unaudited)                                   F-21

       Notes to Consolidated Financial Statements                           F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Mobile Mini, Inc.:

We have audited the accompanying consolidated balance sheets of MOBILE MINI, INC. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mobile Mini, Inc. and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, the Company has given retroactive effect to the change in accounting for its convertible securities having beneficial conversion features.



                                                             ARTHUR ANDERSEN LLP

Phoenix, Arizona
March 24, 1997 (except with respect to the matter discussed in Note 1 - Restatement, as to which the date is August 7, 1997).

                                MOBILE MINI, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1996 and 1995

                                     ASSETS


CURRENT ASSETS:                                                                              1996          1995
                                                                                         -----------   -----------

   Cash                                                                                  $   736,543   $ 1,430,651
   Receivables, net of allowance for doubtful accounts of $268,000 and $158,000
   at December 31, 1996 and 1995, respectively                                             4,631,854     4,312,725
   Inventories                                                                             4,998,382     5,193,222
   Prepaid and other                                                                         742,984       718,574
                                                                                         -----------   -----------

                                         Total current assets                             11,109,763    11,655,172


CONTAINER LEASE FLEET, net of accumulated depreciation of $1,244,000
   and $911,000, respectively                                                             34,313,193    26,954,936
PROPERTY, PLANT AND EQUIPMENT, net                                                        17,696,046    15,472,164
OTHER ASSETS                                                                               1,697,199       259,672
                                                                                         -----------   -----------


                                                                                         $64,816,201   $54,341,944
                                                                                         ===========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                                                      $ 2,557,329   $ 4,265,147
   Accrued compensation                                                                      674,818       238,132
   Other accrued liabilities                                                               1,517,295     1,334,332
   Current portion of long-term debt (Note 4)                                              1,378,829       737,181
   Current portion of obligations under capital leases (Note 5)                            1,352,279     2,488,205
                                                                                         -----------   -----------

                                         Total current liabilities                         7,480,550     9,062,997

LINE OF CREDIT (Note 3)                                                                   26,406,035     4,099,034
LONG-TERM DEBT, less current portion (Note 4)                                              5,623,948     8,363,333
OBLIGATIONS UNDER CAPITAL LEASES, less current portion (Note 5)                            5,387,067    12,944,653
DEFERRED INCOME TAXES                                                                      3,709,500     3,711,985
                                                                                         -----------   -----------

                                         Total liabilities                                48,607,100    38,182,002
                                                                                         -----------   -----------

COMMITMENTS AND  CONTINGENCIES  (Notes 7 and 9) STOCKHOLDERS'  EQUITY (Note 10):
   Series A Convertible Preferred Stock, $.01 par value, $100 stated value,
     5,000,000 shares authorized,  0 and 50,000 shares issued and outstanding at
     December 31,
     1996 and 1995, respectively                                                                --       5,000,000
   Common stock, $.01 par value, 17,000,000 shares authorized, 6,739,324 and 4,835,000
     shares issued and outstanding at December 31, 1996 and 1995, respectively                67,393        48,350
   Additional paid-in capital                                                             15,588,873    10,628,979
   Retained earnings                                                                         552,835       482,613
                                                                                         -----------   -----------

                                         Total stockholders' equity                       16,209,101    16,159,942
                                                                                         -----------   -----------

                                                                                         $64,816,201   $54,341,944
                                                                                         ===========   ===========

  The accompanying notes are an integral part of these consolidated statements.

                                MOBILE MINI, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              For the Years Ended December 31, 1996, 1995 and 1994

                                                                         1996            1995            1994
                                                                     ------------    ------------    ------------
REVENUES:
   Container and modular building sales                              $ 23,618,754    $ 24,264,547    $ 18,480,503
   Leasing                                                             13,638,635      12,213,888
                                                                                                        7,174,585
   Delivery, hauling and other                                          4,952,705       3,426,767       2,527,146
                                                                     ------------    ------------    ------------

                                                                       42,210,094      39,905,202      28,182,234

COSTS AND EXPENSES:
   Cost of container and modular building sales                        19,926,191      19,106,960      13,903,299
   Leasing, selling, and general expenses                              15,343,210      15,174,159      10,863,068
   Depreciation and amortization                                        1,713,419       1,317,974         624,754
   Restructuring charge (Note 1)                                          700,000            --              --
                                                                     ------------    ------------    ------------

INCOME FROM OPERATIONS                                                  4,527,274       4,306,109       2,791,113

OTHER INCOME (EXPENSE):
   Interest income and other                                              225,053         292,686         204,007
   Interest expense                                                    (3,894,155)     (3,211,659)     (1,274,204)
                                                                     ------------    ------------    ------------

INCOME BEFORE PROVISION FOR INCOME TAXES AND EXTRAORDINARY ITEM           858,172       1,387,136       1,720,916

PROVISION FOR INCOME TAXES                                               (377,596)       (610,341)       (765,098)
                                                                     ------------    ------------    ------------

INCOME BEFORE EXTRAORDINARY ITEM                                          480,576         776,795         955,818
EXTRAORDINARY ITEM, net of income tax benefit of $322,421 (Note 3)       (410,354)           --              --
                                                                     ------------    ------------    ------------

NET INCOME                                                                 70,222         776,795         955,818

PREFERRED STOCK DIVIDENDS (Notes 1 and 10)                                   --         1,250,000            --
                                                                     ------------    ------------    ------------

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS                   $     70,222    $   (473,205)   $    955,818
                                                                     ============    ============    ============

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE:

   Income (loss) available to common shareholders
   before extraordinary item                                         $       0.07    $      (0.09)   $       0.21

   Extraordinary item                                                       (0.06)           --              --
                                                                     ------------    ------------    ------------

Net income (loss) available to common shareholders                   $       0.01    $      (0.09)   $       0.21
                                                                     ============    ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON EQUIVALENT SHARES
OUTSTANDING                                                             6,737,592       5,004,817       4,496,904
                                                                     ============    ============    ============

  The accompanying notes are an integral part of these consolidated statements.

                                MOBILE MINI, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              For the years ended December 31, 1996, 1995, and 1994

                                                                                      Additional          Total
                                                      Preferred          Common         Paid-in         Retained       Stockholders'
                                                        Stock            Stock          Capital         Earnings          Equity
                                                    ------------     ------------    ------------     ------------     ------------

BALANCE, December 31, 1993                          $       --       $     27,000    $  3,265,097     $       --       $  3,292,097
   Sale of common stock (Note 10)                           --             21,350       7,005,768             --          7,027,118
   Net income                                               --               --              --            955,818          955,818
                                                    ------------     ------------    ------------     ------------     ------------

BALANCE, December 31, 1994                                  --             48,350      10,270,865          955,818       11,275,033
   Sale of preferred stock (Note 10)                   5,000,000             --          (891,886)            --          4,108,114
   Preferred stock discount (Note 10)                       --               --         1,250,000             --          1,250,000
   Net income                                               --               --              --            776,795          776,795
   Preferred stock dividend (Note 10)                       --               --              --         (1,250,000)      (1,250,000)
                                                    ------------     ------------    ------------     ------------     ------------

BALANCE, December 31, 1995                             5,000,000           48,350      10,628,979          482,613       16,159,942
   Conversion of preferred stock
   (Note 10)                                          (5,000,000)          19,043       4,959,894             --            (21,063)
   Net income                                               --               --              --             70,222           70,222
                                                    ------------     ------------    ------------     ------------     ------------

BALANCE, December 31, 1996                          $       --       $     67,393    $ 15,588,873     $    552,835     $ 16,209,101
                                                    ============     ============    ============     ============     ============

 The accompanying notes are an integral part of these consolidated statements.

                                MOBILE MINI, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1996, 1995 and 1994

                                                                                           1996           1995            1994
                                                                                           ----           ----            ----

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                       $     70,222    $    776,795    $    955,818
   Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
       Extraordinary loss on early debt extinguishment                                   410,354            --              --
       Amortization of deferred costs on credit agreement                                385,473            --              --
       Depreciation and amortization                                                   1,713,419       1,317,974         624,754
       Loss (gain) on disposal of property, plant and equipment                            3,938           1,763            (399)
       Changes in assets and liabilities:
         Increase in receivables, net                                                   (319,129)       (292,339)     (2,255,883)
         Decrease (increase) in inventories                                              194,840      (1,085,216)     (2,681,378)
         Increase in prepaid and other                                                   (24,410)       (219,109)       (112,169)
         Decrease (increase) in other assets                                              45,902         (87,617)        (89,495)
         (Decrease) increase in accounts payable                                      (1,707,818)       (825,657)      3,551,884
         (Decrease) increase in accrued liabilities                                      619,649        (382,147)        618,970
         (Decrease) increase in deferred income taxes                                     (2,485)        629,987         688,998
                                                                                     -----------     -----------     -----------

                    Net cash provided by (used in) operating activities                1,389,961        (165,566)      1,301,100


CASH FLOWS FROM INVESTING ACTIVITIES:
   Net purchases of container lease fleet                                             (7,737,552)     (6,752,060)     (6,512,209)
   Net purchases of property, plant and equipment                                     (3,013,247)     (4,025,574)     (7,918,913)
                                                                                     -----------     -----------     -----------

                    Net cash used in investing activities                            (10,750,799)    (10,777,634)    (14,431,122)
                                                                                     -----------     -----------     -----------

CASH FLOWS  FROM FINANCING ACTIVITIES:
   Net borrowings under lines of credit                                               22,307,001         876,804       1,427,208
   Proceeds from issuance of long-term debt                                            7,127,997       5,855,982       3,290,005
   Proceeds from sale-leaseback transactions                                                --         5,857,235       4,690,350
   Payment for deferred financing costs                                               (1,963,484)           --              --
   Principal payments and penalties on early debt extinguishment                     (14,405,879)           --              --
   Principal payments on long-term debt                                               (1,334,083)     (2,081,883)     (1,081,740)
   Principal payments on capital lease obligations                                    (3,043,759)     (3,089,046)     (1,505,677)
   Additional paid in capital                                                            (21,063)      4,108,114       7,027,118
                                                                                     -----------     -----------     -----------

                    Net cash provided by financing activities                          8,666,730      11,527,206      13,847,264
                                                                                     -----------     -----------     -----------

NET INCREASE (DECREASE) IN CASH                                                         (694,108)        584,006         717,242

CASH, beginning of year                                                                1,430,651         846,645         129,403
                                                                                     -----------     -----------     -----------

CASH, end of year                                                                   $    736,543    $  1,430,651    $    846,645
                                                                                     ===========     ===========     ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the year for interest                                           $  3,186,774    $  2,745,542    $  1,320,084
                                                                                     ===========     ===========     ===========


   Cash paid during the year for income taxes                                       $     59,958    $    277,600    $    300,692
                                                                                     ===========     ===========     ===========

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:


   Capital lease obligations of $548,697,  $1,851,336 and $1,413,061 during 1996, 1995, and 1994,  respectively,  were incurred in connection with lease agreements for containers and equipment.



 The accompanying notes are an integral part of these consolidated statements.

                                MOBILE MINI, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


(1)  THE COMPANY, ITS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           Organization

Mobile Mini, Inc., a Delaware corporation, designs and manufactures portable steel storage containers and telecommunications shelters and acquires and refurbishes ocean-going shipping containers for sale and lease primarily in Arizona, California and Texas. It also designs and manufactures a variety of delivery systems to compliment its storage container sales and leasing activities.

           Principles of Consolidation

The consolidated financial statements include the accounts of Mobile Mini, Inc. and its wholly owned subsidiaries, Delivery Design Systems, Inc. ("DDS") and Mobile Mini I, Inc. (collectively the "Company"). All material intercompany transactions have been eliminated.

           Management's Plans

The Company has experienced rapid growth during the last several years with revenues increasing at a 35.0% compounded rate during the last three years. This growth related to both the opening of additional sales and leasing offices in California and Texas and to an increase in leasing revenues due to the expansion of the Company's container lease fleet. Much of this growth was financed with short-term debt or capital leases, which was not adequate to meet the Company's growth needs.

As discussed more fully in Note 3, in March 1996, the Company entered into a $41.0 million credit agreement (the "Senior Credit Agreement") with a group of lenders. Initial borrowings under the Senior Credit Agreement of $22,592,000 were used to refinance a majority of the Company's outstanding indebtedness with more favorable terms. The Company intends to use its remaining borrowing availability, primarily to expand its container lease fleet and related operations.

The Company believes that its current capitalization together with borrowings available under the Senior Credit Agreement, is sufficient to maintain the Company's current level of operations and permit controlled growth. However, should demand for the Company's products exceed current expectations, the Company would be required to secure additional financing through debt or equity offerings, additional borrowings or a combination of these sources. However, there is no assurance that any such financings will be available or will be available on terms acceptable to the Company.

The Company's ability to obtain used containers for its lease fleet is subject in large part to the availability of these containers in the market. This is in part subject to international trade issues and the demand for containers in the ocean cargo shipping business. Should there be a shortage in supply of used containers, the Company could supplement its lease fleet with new manufactured containers. However, should there be an overabundance of these used containers available, it is likely that prices would fall. This could result in a reduction in the lease rates the Company could obtain from its container leasing operations. It could also cause the appraised orderly liquidation value of the containers in the lease fleet to decline. In such event, the Company's ability to finance its business through the Senior Credit Agreement would be severely limited, as the maximum borrowing limit under that facility is based upon the appraised orderly liquidation value of the Company's container lease fleet.

The Company previously was involved in the manufacture, sale and leasing of modular steel buildings in the state of Arizona. These buildings were used primarily as portable schools, but could be used for a variety of purposes. Although the Company believes its modular buildings were superior to the wood-framed buildings offered by its competitors, the Company was not able to generate acceptable margins on this product line. During 1996, the Company implemented a strategic restructuring program designed to concentrate management effort and resources and better position itself to achieve its strategic growth objectives. As a result of this program, the Company's 1996 results include charges of $700,000 ($400,000 after tax, or $.06 per share) for costs associated with restructuring the Company's manufacturing operations and for other related charges. These charges were recorded in the fourth quarter of 1996, and were comprised of the write-down of assets used in the Company's discontinued modular building operations and related severance obligations ($300,000), and the write-down of other fixed assets ($400,000). By discontinuing its modular building operations, the Company will be able to utilize the management resources and production capacity previously utilized by this division to expand the Company's telecommunications shelter business and its container leasing operations.

           Revenue Recognition

The Company recognizes revenue from sales of containers upon delivery. Revenue generated under container leases is recognized on a straight-line basis over the term of the related lease.

Revenue under certain contracts for the manufacture of modular buildings is recognized using the percentage-of-completion method primarily based on contract costs incurred to date compared with total estimated contract costs. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are determined. Costs and estimated earnings less billings on uncompleted contracts of approximately $141,000 and $112,000 in 1996 and 1995, respectively, represent amounts received in excess of revenue recognized and are included in accrued liabilities in the accompanying balance sheet. In 1995, costs and estimated revenue recognized in excess of amounts billed were included in receivables.

Revenue for container delivery, pick-up and hauling is recognized as the related services are provided.

           Concentrations of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards ("SFAS") No. 105, consist primarily of trade accounts receivable. The Company's trade accounts receivable are generally secured by the related container or modular building sold or leased to the customer.

The Company does not rely on any one customer base. The Company's sales and leasing customers by major category are presented below as a percentage of units sold/leased:

                                             1996                  1995
                                       -----------------     -----------------

                                       Sales     Leasing     Sales     Leasing

Retail and wholesale businesses         54%        52%        50%        44%

Homeowners                               5%        17%         6%        22%

Construction                            12%        22%        10%        23%

Institutions                            14%         4%        20%         5%

Government, industrial and other        15%         5%        14%         6%

           Inventories

Inventories are stated at the lower of cost or market, with cost being determined under the specific identification method. Market is the lower of replacement cost or net realizable value. Inventories at December 31 consisted of the following:

                                     1996              1995
                                  ----------        ----------

Raw materials and supplies        $3,547,487        $2,858,181
Work-in-process                      288,986           883,814
Finished containers                1,161,909         1,451,227
                                  ==========        ==========

                                  $4,998,382        $5,193,222
                                  ==========        ==========

           Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the assets' estimated useful lives. Salvage values are determined when the property is constructed or acquired and range up to 25%, depending on the nature of the asset. In the opinion of management, estimated salvage values do not cause carrying values to exceed net realizable value. Normal repairs and maintenance to property, plant and equipment are expensed as incurred.

Property, plant and equipment at December 31 consisted of the following:

                                    Estimated
                                   Useful Life
                                    in Years


                                                     1996             1995
                                                    ------           -----
Land                                   -           $708,555          $328,555
Vehicles and equipment              5 to 10      11,218,281         9,469,092
Buildings and improvements            30          6,958,247         6,363,154
Office fixtures and equipment       5 to 20       2,514,812         1,714,312
                                                 ----------        ----------
                                                 21,399,895        17,875,113
Less-Accumulated depreciation                    (3,703,849)       (2,402,949)
                                                ------------      ------------
                                                $17,696,046       $15,472,164
                                                ===========       ===========


Included in property plant and equipment are assets held under capital leases of $6,304,895 and $21,416,130, and accumulated amortization of $191,892 and $620,283 at December 31, 1996 and 1995, respectively.

At December 31, 1996 and 1995, substantially all property, plant and equipment has been pledged as collateral for long-term debt obligations and obligations under capital lease (see Notes 3, 4 and 5).

           Accrued Liabilities

Included in accrued liabilities in the accompanying consolidated balance sheets are customer deposits and prepayments totaling approximately $412,000 and $505,000 for the years ended December 31, 1996 and 1995, respectively.

           Earnings Per Common and Common  Share Equivalent

Earnings per common and common share equivalent is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Fully diluted and primary earnings per common and common share equivalent are considered equal for all periods presented.

           Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash, receivables and accounts payable approximate fair values. The carrying amounts of the Company's borrowing under the line of credit agreement and long-term debt instruments approximate their fair value. The fair value of the Company's long-term debt and line of credit is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

           Deferred Financing Costs

Included in other assets are deferred financing costs of $1,659,218 and $172,715 at December 31, 1996 and 1995, respectively. These costs of obtaining long-term financing are being amortized over the term of the related debt, using the straight line method. The difference between amortizing the deferred financing costs using the straight line method and amortizing such costs using the effective interest method is not material.

           Advertising Expense

The Company expenses the costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits. Advertising expense totaled $2,341,000 and $2,258,000 in 1996 and 1995, respectively.

           Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

           Recently Issued Accounting Standard

Statement of Financial Accounting Standards No. 121 (SFAS No. 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, was adopted in 1996. The adoption of SFAS No. 121 did not have a material effect on the Company's financial position or its results of operations.

           Restatement

The financial position and results of operations presented in the financial statements and footnotes for the year ended December 31, 1995, have been restated to give effect to the accounting treatment announced by the staff of the Securities and Exchange Commission ("SEC") at the March 13, 1997 meeting of the Emerging Issues Task Force relevant to the Company's issuance of Series A Convertible Preferred Stock having "beneficial conversion" features. Such issuance included conversion features, which permitted the holders to convert their holdings to common shares at a fixed discount off of the market price of the common shares when converted.

Under this accounting treatment, the estimated value of the fixed discount (20% of the closing price at the date of conversion) has been accounted for as additional paid-in-capital. The difference between the stated value of the Series A Convertible Preferred Stock and its original carrying value (i.e., fixed discount) was accreted through the first possible conversion date, December 31, 1995, as preferred stock dividends. The restatement gives effect to the recognition in the calculation of earnings (loss) per share of the accretion of the fixed discount as preferred stock dividends on the Company's Series A Convertible Preferred Stock. None of these restatements had any effect on cash flows of the Company.

(2)  CONTAINER LEASE FLEET:

The Company has a container lease fleet consisting of refurbished or constructed containers and modular buildings that are leased to customers under operating lease agreements with varying terms. Depreciation is provided using the straight-line method over the containers' and modular buildings' estimated useful lives of 20 years with salvage values estimated at 70% of cost. In the opinion of management, estimated salvage values do not cause carrying values to exceed net realizable value. At December 31, 1996 and 1995, approximately $6.9 million and $24.9 million, respectively of containers and modular buildings included in the container lease fleet have been pledged as collateral for long-term debt and obligations under capital leases. The balance of the containers are secured as collateral under the Senior Credit Agreement (see Notes 3, 4 and 5). Normal repairs and maintenance to the containers and modular buildings are expensed as incurred.

(3)  LINE OF CREDIT:

In March 1996, the Company entered into the Senior Credit Agreement with BT Commercial Corporation, as Agent for a group of lenders (the "Lenders"). Under the terms of the Senior Credit Agreement, as amended, the Lenders have provided the Company with a $35.0 million revolving line of credit and a $6.0 million term loan. Borrowings under the Senior Credit Agreement are secured by substantially all of the Company's assets.

Available borrowings under the revolving line of credit are based upon the level of the Company's inventories, receivables and container lease fleet. The container lease fleet will be appraised at lease annually, and up to 90% of the lesser of cost or appraised orderly liquidation value, as defined, may be included in the borrowing base. Interest accrues at the Company's option at either prime plus 1.5% or the Eurodollar rate plus 3% and is payable monthly. The term of this line of credit is three years, with a one-year extension option.

In connection with the closing of the Senior Credit Agreement, the Company terminated its line of credit with its previous lender, repaying all indebtedness under that line. In addition, the Company repaid other long-term debt and obligations under capital leases totaling $14.1 million. As a result, the Company recognized costs previously deferred related to certain indebtedness and prepayment penalties resulting in an extraordinary charge to earnings of $410,000 ($732,000 net of a $322,000 benefit for income taxes).

The line of credit balance outstanding at December 31, 1996, was approximately $26.4 million and is classified as a long-term obligation in the accompanying 1996 balance sheet. The amount available for borrowing was approximately $957,000 at December 31, 1996. Prior to the refinancing, the Company had available short-term lines of credit which bore interest at 1.5% over the prime rate. During 1996 and 1995, the weighted average interest rate under the lines of credit was 8.73% and 10.2%, respectively, and the average balance outstanding during 1996 and 1995 was approximately $20.3 million and $4.2 million, respectively.

The Senior Credit Agreement contains several covenants including a minimum tangible net worth requirement, a minimum fixed charge coverage ratio, a maximum ratio of debt to equity, minimum operating income levels and minimum required utilization rates. In addition, the Senior Credit Agreement contains limits on capital expenditures and the incurrence of additional debt, as well as prohibiting the payment of dividends.

(4)  LONG TERM DEBT:

Long-term debt at December 31, consists of the following:


                                                                                      1996               1995
                                                                                     ------             -----


         Notes payable to BT Commercial Corporation, interest ranging from 3.25%
         over  Eurodollar  rate (5.6% at December  31, 1996) to 1.75% over prime
         (8.25% at December 31, 1996),  fixed monthly  installments of principal plus interest, due March 2001, secured by various classes of the
         Company's assets                                                          $5,437,500         $     --


         Notes payable,  interest ranging from 9% to 12.2%, monthly installments of principal and interest, due March 1997 through September 2001,
         secured by equipment and vehicles                                            743,867          3,122,665


         Notes  payable,   interest  ranging  from  11.49%  to  12.63%,  monthly
         installments of principal and interest, due July 2000 through January
         2001, secured by containers                                                  706,796          4,342,043


         Short term note payable to financial institution, interest at 6.89%
         payable in fixed monthly installments due March 1997, unsecured              114,614               --


         Notes  payable  to banks,  interest  ranging  from  1.75% to 2.75% over prime, monthly installments of principal and interest, paid off in
         March 1996, secured by deeds of trust on real property.                        --            1,635,806
                                                                                    ---------         ---------


                                                                                    7,002,777         9,100,514


         Less: Current portion                                                     (1,378,829)         (737,181)
                                                                                    ---------         ---------


                                                                                   $5,623,948        $8,363,333
                                                                                    =========         =========

Future maturities under long-term debt are as follows:

             Years ending December 31,                       1996
             -------------------------                    ---------


                     1997                               $ 1,378,829
                     1998                                 1,673,650
                     1999                                 1,806,743
                     2000                                 1,707,031
                     2001                                   436,524
                                                         ----------
                                                          7,002,777
                      Less: current portion              (1,378,829)
                                                         ----------
                                                        $ 5,623,948
                                                         ==========


The Senior Credit Agreement with BT Commercial Corporation contains restrictive covenants. See Note 3

(5)  OBLIGATIONS UNDER CAPITAL LEASES:

The Company leases certain storage containers and equipment under capital leases expiring through 2001. Certain storage container leases were entered into under sale-leaseback arrangements with various leasing companies. The lease agreements provide the Company with a purchase option at the end of the lease term based on an agreed upon percentage of the original cost of the containers. These leases have been capitalized using interest rates ranging from approximately 8% to 14%. The leases are secured by storage containers and equipment under lease.

During 1995 and 1994, the Company entered into multi-year agreements (the "Leases") to lease a number of portable classrooms to school districts in Arizona. Subsequent to entering the leases, the Company

"sold" the portable classrooms and assigned the Leases to an unrelated third party financial institution (the "Assignee"). In addition, the Company entered into Remarketing/Releasing Agreements (the "Agreements") with the Assignee. The Agreements provide that the Company will be the exclusive selling/leasing agent upon the termination of the aforementioned Leases for a period of 12 months. If the Company is successful in releasing the buildings and the Assignee receives, via lease payments, an amount equal to the Base Price, as defined, plus any reimbursed remarketing costs of the Company, the Company has the option to repurchase the buildings for $1 each. If the Company sells any of the buildings, the Assignee shall receive from each sale that portion of the Base Price allocated to the building sold plus costs the Assignee has reimbursed to the Company plus interest on those combined amounts from the date of the Lease termination at the Assignee's prime rate plus 4%. Any sales proceeds in excess of this amount are to be remitted to the Company.

In the event the Company has not released or sold the buildings within 12 months of the termination of the Leases, the Assignee has the right to require the Company to repurchase the buildings for the Base Price plus all costs the Assignee has reimbursed to the Company plus interest thereon at the Assignee's prime rate plus 4% since the termination of the Lease. For financial reporting purposes these transactions were accounted for as capital leases in accordance with SFAS No. 13, Accounting for Leases. For income tax purposes these transactions were treated as sales.

During 1996, leases on 15 of the buildings matured and the Company sold all 15 portable buildings in 1996 pursuant to the Agreements. The revenues from these sales are included in the accompanying statements of operations and the underlying capital lease obligations for these buildings were paid in full at December 31, 1996.

Future payments of obligations under capital leases:


             Years ending December 31,


             1997                                                 $2,091,580
             1998                                                  2,456,136
             1999                                                  2,405,222
             2000                                                  1,313,241
             2001                                                     54,418
                                                                   ---------

             Total payments                                        8,320,598
             Less: Amounts representing interest                  (1,581,251)
                                                                   ---------
                                                                   6,739,347
             Less: Current portion                                (1,352,279)
                                                                   ---------
                                                                  $5,387,067
                                                                   =========

Certain obligations under capital leases contain financial covenants which include that the Company maintains a specified interest expense coverage ratio and a required debt to equity ratio.

Gains from sale-leaseback transactions have been deferred and are being amortized over the estimated useful lives of the related assets. Unamortized gains at December 31, 1996 and 1995, approximated $288,000 and $305,000, respectively, and are reflected as a reduction in the container lease fleet in the accompanying financial statements.

Included in the accompanying statements of operations are revenues of approximately $3,645,000 in 1995 for container sales under sale-leaseback transactions where no profit was recognized. The Company did not enter into any significant sale-leaseback transactions during 1996.

(6)  INCOME TAXES:

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities at the tax rates in effect when these differences are expected to reverse.

The provision for income taxes at December 31, 1996, 1995 and 1994 consisted of the following:

                                 1996            1995            1994
                                 ----            ----            ----

Current                       $    --           $  --          $   --
Deferred                        377,596         610,341         765,098
                                -------         -------         -------

               Total           $377,596        $610,341        $765,098
                                ========        =======         =======


The components of the net deferred tax liability at December 31, 1996 and 1995 are as follows:

                                                                   1996                1995
                                                                   ----                ----
Net long-term deferred tax liability:
           Accelerated tax depreciation                        $(7,363,000)        $(5,450,000)
           Deferred gain on sale-leaseback transactions           (429,000)            136,000
           Deferred revenue (Note 5)                                  --               (87,000)
           Alternative minimum tax credit                          211,000             211,000
           Reserve and other                                       324,500             (68,000)
           Net operating loss carry forwards                     3,369,000           1,412,000
           Valuation allowance                                     (13,000)            (13,000)
                                                               -----------         -----------

                                                                (3,900,500)         (3,859,000)
                                                               -----------         -----------

Net short-term deferred tax asset:
           Valuation reserve for accounts receivable               113,000              66,000
           Unicap adjustment                                        40,000              51,000
           Vacation reserve                                         38,000              30,000
                                                               -----------         -----------

                                                                   191,000             147,000
                                                               -----------         -----------

                                                               $(3,709,500)        $(3,712,000)
                                                               ===========         ===========

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Stock issuances by the Company may cause a change in ownership under the provisions of the Internal Revenue Code Section 382; accordingly, the utilization of the Company's net operating loss carryforwards may be subject to annual limitations. Due to a change in ownership during 1996, approximately $1,300,000 of the Company's net operating losses are subject to limitation.

A reconciliation of the federal statutory rate to the Company's effective tax rate for the years ended December 31 are as follows:

                                                    1996       1995      1994
                                                    ----       ----      ----

          Statutory federal rate                     34%        34%       34%
          State taxes, net of federal benefit         6          6         8
          Effect of permanent differences             4          4         2
                                                      =          =         =

                                                     44%        44%       44%
                                                     ===        ===       ===

Net operating loss carryforwards for federal income tax purposes totaled $8.0 million and $3.6 million at December 31, 1996 and 1995, respectively, and expire from 2008 through 2011.

(7)  TRANSACTIONS WITH RELATED PARTIES:

Effective December 31, 1993, Richard E. Bunger contributed substantially all of the assets and liabilities of Mobile Mini Storage Systems ("MMSS") and the stock of DDS to the Company in exchange for 2,700,000 shares of common stock and the assumption of certain liabilities by the Company. Such liabilities include liabilities associated with the MMSS operations and certain income tax liabilities of Mr. Bunger and an affiliate arising from the MMSS operations occurring prior to January 1, 1994. These income tax liabilities were approximately $2,821,000. The Company will indemnify and defend Mr. Bunger against loss or expense related to all liabilities assumed by the Company and for any contingent liabilities arising from past operations.

The Company leases a portion of the property comprising its Phoenix location and the property comprising its Tucson location from Mr. Bunger's five children. Annual payments under these leases currently total approximately $70,000 with an annual adjustment based on the Consumer Price Index. The term of each of these leases will expire on December 31, 2003. Additionally, the Company leases its Rialto, California facility from Mobile Mini Systems, Inc., an affiliate, wholly owned by Mr. Bunger, for total annual lease payments of $204,000, with annual adjustments based on the Consumer Price Index. The Rialto lease is for a term of 15 years expiring on December 31, 2011. Management believes the rental rates reflect the fair market value of these properties. The Company purchased certain leased property at its Maricopa, Arizona facility from Mr. Bunger on March 29, 1996, for a purchase price of $335,000, which management believes reflects the fair market value of the property.

All ongoing and future transactions with affiliates will be on terms no less favorable than could be obtained from unaffiliated parties and will be approved by a majority of the independent and disinterested directors.

(8)  BENEFIT PLANS:

Stock Option Plan

In August 1994, the Company's board of directors adopted the Mobile Mini, Inc. 1994 Stock Option Plan ("the Plan"). Under the terms of the Plan, both incentive stock options ("ISOs"), which are intended to meet the requirements of Section 422 of the Internal Revenue Code, and non-qualified stock options may be granted. ISOs may be granted to the officers and key personnel of the Company. Non-qualified stock options may be granted to the Company's directors and key personnel, and to providers of various services to the Company. The purpose of the Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to others whose job performance or services affect the Company.

Under the Plan, as amended in 1996, options to purchase a maximum of 543,125 shares of the Company's common stock may be granted. The exercise price for any option granted under the Plan may not be less than 100% (110% if the option is granted to a stockholder who at the time the option is granted owns stock comprising more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the common stock at the time the option is granted. The option holder may pay the exercise price in cash or by delivery of previously acquired shares of common stock of the Company that have been held for at least six months.

The Plan is administered by the compensation committee of the board of directors which will determine whether such options will be granted, whether such options will be ISOs or non-qualified options, which directors, officers, key personnel and service providers will be granted options, the restrictions upon the forfeitablity of such options and the number of options to be granted, subject to the aggregate maximum number set forth above. Each option granted must terminate no more than 10 years from the date it is granted.

The board of directors may amend the Plan at any time, except that approval by the Company's shareholders may be required for any amendment that increases the aggregate number of shares which may be issued pursuant to the Plan, changes the class of persons eligible to receive such options, modifies the period within which the options may be granted, modifies the period within which the options may be exercised or the terms upon which options may be exercised, or increases the material benefits accruing to the participants under the Plan. Unless previously terminated by the board of directors, the Plan will terminate in November, 2003, but any option granted thereunder will continue throughout the terms of such option.

The following summarizes the activity for the Plan for the years ended December 31, 1996 and 1995:

                                             1996                              1995
                                 ---------------------------        --------------------------

                                  Number        Weighted Average    Number        Weighted Average
                                 of Shares       Exercise Price    of Shares       Exercise Price
Options outstanding,
beginning of year                 241,000           $   4.04        128,000           $   4.11
Granted                           156,000           $   3.43        143,000           $   3.94
Canceled/Expired                  (50,000)          $   3.16        (30,000)          $   3.88
Exercised                            --                 --             --                 --
                                 --------           --------        -------           --------

Options outstanding,
 end of year                      347,000           $   3.89        241,000           $   4.04
                                 --------           --------        -------           --------

Options exercisable,
 end of year                      158,500                            89,250
                                  -------                            ------

Range of exercise prices      $3.12-$3.85                       $3.75-$5.38
                              ===========                       ===========

Weighted average fair value
 of options granted              $   1.70                          $    .97

At December 31, 1996, the weighted average remaining contractual life of the options outstanding was 7.6 years.

Statement of Financial Accounting Standards No. 123

During 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost related to stock options issued to employees under the Plan using the method of accounting prescribed by the Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees. Entities electing to remain under the accounting in APB No. 25 must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 has been applied.

The vesting period for such options is determined by the Compensation Committee at the time of grant. The vesting period for outstanding options at December 31, 1996, range from four to five years depending on the circumstances at the date of grant.

The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option-pricing   model  with  the   following   weighted-average
assumptions used for grants in 1995 and 1996:

           Risk free interest rate                 6.4%
           Expected dividend yield                 None
           Expected holding period                 4 years
           Expected volatility                     48%

Options were assumed to be exercised at the end of the four year expected life for the purpose of this valuation. Adjustments were not made for options forfeited prior to vesting. The total value of options granted was computed to be the following approximate amounts, which would be amortized on the straight-line basis over the average holding period of options:

         Year ended December 31, 1996                $99,418


         Year ended December 31, 1995                $56,838

If the Company had accounted for stock options issued to employees using a fair value based method of accounting, the Company's net income and net income per share would have been reported as follows:

                                          Year Ended December 31,
                                          1996               1995
                                          ----               ----
Net income (loss):
               As reported              $70,222           $(473,205)
               Pro forma                 14,548            (505,034)
Net income per common share and common share equivalent:
               As reported                $0.01              $(0.09)
               Pro forma                   0.00               (0.10)

The effects of applying SFAS No. 123 for providing pro forma disclosures for 1996 and 1995 are not likely to be representative of the effects on reported net income and net income per common share equivalent for future years, because options vest over several years and additional awards generally are made each year, and SFAS No. 123 has not been applied to options granted prior to January 1, 1995.

401(k) Plan

In 1995, the Company established a contributory retirement plan (the "401(k) Plan") covering eligible employees with at least one year of service. The 401(k) Plan is designed to provide tax-deferred income to the Company's employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code.

The 401(k) Plan provides that each participant may annually contribute 2% to 15% of their respective salary, not to exceed the statutory limit. The Company may elect to make a qualified non-elective contribution in an amount as determined by the Company. Under the terms of the 401(k) Plan, the Company may also make discretionary profit sharing contributions. Profit sharing contributions are allocated among participants based on their annual compensation. Each participant has the right to direct the investment of his or her funds among certain named plans. The Company did not elect to make any qualified non-elective contributions or profit sharing contributions to the 401(k) Plan during 1996 or 1995.

(9)  COMMITMENTS AND CONTINGENCIES:

As discussed more fully in Note 7, the Company is obligated under noncancelable operating leases with related parties. The Company also leases its corporate offices and other properties, as well as operating equipment from third parties under noncancelable operating leases. Rent expense under these agreements was approximately $649,000, $515,000 and $342,000 for the years ended December 31, 1996, 1995, and 1994, respectively. Total future commitments under all noncancelable agreements for the years ended December 31, are as follows:

          1997                                 $800,987
          1998                                  821,825
          1999                                  837,417
          2000                                  770,668
          2001                                  585,319
         Thereafter                           3,821,386
                                              ---------
                                             $7,637,602
                                              =========
The Company is involved in certain administrative proceedings arising in the normal course of business. In the opinion of management, the Company's potential exposure under the pending administrative proceedings is adequately provided for in the accompanying financial statements and any adverse outcome will not have a material impact on the Company's results of operations or its financial condition.

(10) STOCKHOLDERS' EQUITY:

Initial Public Offering

In February 1994, the Company successfully completed an initial public offering of 937,500 Units, each Unit consisting of two shares of common stock and one detachable common stock warrant for the purchase of one share of common stock for $5.00 per share. An additional 130,000 Units were sold in March 1994 pursuant to the underwriters' over-allotment option. Net proceeds to the Company totaled $7,027,118.

The Company also granted the underwriters a warrant ("Underwriters' Warrant") for the purchase of an additional 93,750 Units. The Underwriters' Warrant is exercisable for four years, commencing on February 17, 1995, at an exercise price of $12.00 per unit. As of December 31, 1995, none of the detachable common stock warrants or Underwriters' Warrants had been exercised.

Series A Convertible Preferred Stock

In December 1995, the Company completed the private placement of 50,000 shares of Series A Convertible Preferred Stock ("Series A"), $.01 par value, $100 stated value, for aggregate net proceeds of $4.1 million. Pursuant to the terms of the Series A, all 50,000 shares of Series A were converted into 1,904,324 shares of the Company's common stock at an average conversion rate of $2.63 per share during the first quarter of 1996.

In connection with the issuance of the Series A Convertible Preferred Stock, the Company recorded a preferred stock dividend of $1,250,000 at December 31, 1995 in accordance with the accounting treatment announced by the staff of the SEC at the March 13, 1997 meeting of the Emerging Issues Task Force whereas the Series A Convertible Preferred Stock had "beneficial conversion" features which permitted the holder to convert their holdings to common shares at a fixed discount off of the market price of the common shares when converted. The effect of the dividend resulted in a decrease in earnings per share applicable to common shareholders of $.25.

                                MOBILE MINI, INC.
                           CONSOLIDATED BALANCE SHEETS


                                     ASSETS

                                                                           June 30, 1997  December 31, 1996
                                                                            (Unaudited)
                                                                           --------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                               $   486,443      $   736,543
     Receivables, net                                                          6,317,555        4,631,854
     Inventories                                                               7,411,453        4,998,382
     Prepaid and other                                                           571,754          742,984
                                                                             -----------      -----------
                Total current assets                                          14,787,205       11,109,763

CONTAINER LEASE FLEET, net                                                    39,144,436       34,313,193
PROPERTY, PLANT AND EQUIPMENT, net                                            17,827,040       17,696,046
OTHER ASSETS, net                                                              1,458,650        1,697,199
                                                                             -----------      -----------
                Total assets                                                 $73,217,331      $64,816,201
                                                                             ===========      ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable                                                        $ 3,180,063      $ 2,557,329
     Accrued compensation                                                        445,265          674,818
     Other accrued liabilities                                                 1,929,720        1,517,295
     Current portion of long-term debt                                         1,494,925        1,378,829
     Current portion of obligations under capital leases                       1,993,239        1,352,279
                                                                             -----------      -----------
                Total current liabilities                                      9,043,212        7,480,550

LINE OF CREDIT                                                                33,776,461       26,406,035
LONG-TERM DEBT, less current portion                                           5,101,700        5,623,948
OBLIGATIONS UNDER CAPITAL LEASES, less current portion                         4,086,298        5,387,067
DEFERRED INCOME TAXES                                                          4,278,040        3,709,500
                                                                             -----------      -----------
                Total liabilities                                             56,285,711       48,607,100
                                                                             -----------      -----------

STOCKHOLDERS' EQUITY:

     Common  stock;  $.01 par value,  17,000,000  shares  authorized,  6,739,324 issued and outstanding at June 30, 1997 and December 31,
     1996                                                                         67,393           67,393
     Additional paid-in capital                                               15,588,873       15,588,873
     Retained earnings                                                         1,275,354          552,835
                                                                             -----------      -----------
                Total stockholders' equity                                    16,931,620       16,209,101
                                                                             -----------      -----------
                Total liabilities and stockholders' equity                   $73,217,331      $64,816,201
                                                                             ===========      ===========

          See the accompanying notes to these consolidated statements.

                                MOBILE MINI, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                          Three Months Ended June 30,       Six Months Ended June 30,
                                          ---------------------------       -------------------------
                                              1997            1996            1997            1996
                                          ------------    ------------    ------------    ------------
REVENUES:
  Container and other sales               $  6,196,750    $  5,745,611    $ 10,739,381    $ 10,661,443
  Leasing                                    4,106,333       3,171,376       8,005,281       6,342,676
  Other                                      1,890,712       1,374,928       3,098,589       2,196,711
                                          ------------    ------------    ------------    ------------
                                            12,193,795      10,291,915      21,843,251      19,200,830

COSTS AND EXPENSES:
  Cost of container and other sales          4,564,586       5,119,910       8,010,356       9,045,348
  Leasing, selling and general expenses      5,010,835       3,214,535       9,292,185       7,088,898
  Depreciation and amortization                529,709         380,136       1,001,876         748,415
                                          ------------    ------------    ------------    ------------
             Income from operations          2,088,665       1,577,334       3,538,834       2,318,169

OTHER INCOME (EXPENSE):
  Interest income and other                       --              --              --             4,000
  Interest expense                          (1,158,744)     (1,001,059)     (2,248,623)     (1,949,408)
                                          ------------    ------------    ------------    ------------

INCOME BEFORE PROVISION FOR
  INCOME TAXES AND EXTRAORDINARY               929,921         576,275       1,290,211         372,761
  ITEM

PROVISION FOR INCOME TAXES                     409,164         253,561         567,692         164,015
                                          ------------    ------------    ------------    ------------
INCOME BEFORE EXTRAORDINARY                    520,757         322,714         722,519         208,746
  ITEM
EXTRAORDINARY ITEM (Note C)                       --              --              --          (410,354)
                                          ------------    ------------    ------------    ------------
NET INCOME (LOSS)                         $    520,757    $    322,714    $    722,519    $   (201,608)
                                          ============    ============    ============    ============

EARNINGS (LOSS) PER SHARE OF
  COMMON STOCK AND COMMON
  STOCK EQUIVALENT:
INCOME BEFORE EXTRAORDINARY               $       0.08    $       0.05    $       0.11    $       0.03
  ITEM
EXTRAORDINARY ITEM                                --              --              --             (0.06)
                                          ------------    ------------    ------------    ------------
NET INCOME (LOSS)                         $       0.08    $       0.05    $       0.11    $      (0.03)
                                          ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
  COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING              6,755,517       6,739,324       6,743,391       6,735,841
                                          ------------    ------------    ------------    ------------

          See the accompanying notes to these consolidated statements.

                                MOBILE MINI, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                              Six Months Ended June 30,
                                                                              -------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:                                            1997            1996
                                                                                 ----            ----
Net income (loss)                                                           $    722,519    $   (201,608)
Adjustments to reconcile income to net cash used in operating activities:
     Extraordinary loss on early debt retirement                                    --           410,354
     Amortization of deferred costs on credit agreement                          245,921         151,407
     Depreciation and amortization                                             1,001,876         748,415
     Loss (gain) on disposal of property, plant and equipment                     54,118          (2,164)
Changes in assets and liabilities:
     Decrease (increase) in receivables, net                                  (1,685,701)        334,376
     Increase in inventories                                                  (2,367,519)     (1,322,909)
     Decrease (increase) in prepaids and other                                   171,230         (95,126)
     Decrease (increase) in other assets                                          (7,372)        255,720
     (Decrease) increase in accounts payable                                     622,734      (2,126,774)
     Increase in accrued liabilities                                             182,872         243,145
     (Decrease) increase in deferred income taxes                                568,540        (190,186)
                                                                            ------------    ------------
       Net cash used in operating activities                                    (490,782)     (1,795,350)
                                                                            ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Net sales (purchases) of container lease fleet                              (5,147,114)         73,900
  Net purchases of property, plant, and equipment                               (916,669)     (1,288,384)
                                                                            ------------    ------------
       Net cash used in investing activities                                  (6,063,783)     (1,214,484)
                                                                            ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Net borrowings under lines of credit                                         7,370,426      14,280,279
  Proceeds from issuance of long-term debt                                       314,265       6,635,069
  Deferred financing costs                                                          --        (2,114,411)
  Principal payments and penalties on early debt
     extinguishment                                                                 --       (14,405,879)
  Principal payments on long-term debt                                          (720,417)       (799,446)
  Principal payments on capital lease obligations                               (659,809)     (1,311,457)
  Additional paid in capital                                                        --           (21,069)
                                                                            ------------    ------------
       Net cash provided by financing activities                               6,304,465       2,263,086
                                                                            ------------    ------------

NET DECREASE IN CASH                                                            (250,100)       (746,748)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                 736,543       1,430,651
                                                                            ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                  $    486,443    $    683,903
                                                                            ============    ============

          See the accompanying notes to these consolidated statements.

MOBILE MINI, INC. AND SUBSIDIARIES - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows for all periods presented have been made. The results of operations for the six month period ended June 30, 1997 are not necessarily indicative of the operating results that may be expected for the entire year ending December 31, 1997. These financial statements should be read in conjunction with the Company's December 31, 1996 financial statements and accompanying notes thereto.

Certain amounts in the 1996 financial statements have been reclassified to conform with the 1997 financial statement presentation.

NOTE B - Earnings  (loss) per common  share is computed  by dividing  net income
(loss) by the weighted average number of common share equivalents assumed outstanding during the periods. Fully diluted earnings per common share is considered equal to primary earnings per share in all periods presented.

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). SFAS No. 128 is effective for fiscal years ending after December 15, 1997, and when adopted, will require restatement of prior periods earnings per share. The effect of this statement is not significant on any period presented.

NOTE C - The Company entered into a credit agreement (the "Credit Agreement") in March, 1996 with BT Commercial Corporation, as Agent for a group of lenders (the "Lenders"). Under the terms of the Credit Agreement, the Lenders provided the Company with a $35.0 million revolving line of credit and a $6.0 million term loan. In July, 1997, the revolving line of credit was increased to $40.0 million. Borrowings under the Credit Agreement are secured by substantially all of the Company's assets.

In connection with the closing of the Credit Agreement, the Company repaid long-term debt and obligations under capital leases totaling $14.1 million. As a result, costs previously deferred related to this indebtedness and prepayment penalties resulted in an extraordinary charge to earnings in 1996, of approximately $410,000 after the benefit of income taxes.

NOTE D - Inventories are stated at the lower of cost or market, with cost being determined under the specific identification method. Market is the lower of replacement cost or net realizable value. Inventories consisted of the following at:

                                      June 30, 1997      December 31, 1996
                                      -------------      -----------------

Raw material and supplies              $3,707,719            $3,547,487
Work-in-process                         1,335,426               288,986
Finished containers                     2,368,308             1,161,909
                                       ----------            ----------
                                       $7,411,453            $4,998,382
                                       ==========            ==========

NOTE E - In July 1997, the Company completed a private placement of $3 million of 12% senior subordinated notes (the "Bridge Notes") and warrants to purchase 50,000 shares of Mobile Mini, Inc. common stock at $5.00 per share. The Bridge Notes are due the earlier of July 2002, or on the refinancing of the Bridge Notes on substantially similar terms. The proceeds received by the Company will be allocated between the Bridge Notes and the warrants based on the respective fair values of each instrument. The resulting discount increases the effective interest rate of the Bridge Notes and will be amortized to interest expense over the life of the debt.

NOTE F - The Company's publicly traded warrants issued in connection with the Company's initial public offering have been extended six months to expire on February 17, 1998.

                          PROSPECTUS INSIDE BACK COVER

                                Mobile Mini, Inc.


[photograph depicting homeowners using storage container]

[photograph depicting installation of container on concrete pad]

                            CUSTOMER DIVERSIFICATION

The combination of portability, appearance, convenience and security enables Mobile Mini to effectively meet the needs of virtually all storage customers. Customers range from Fortune 500 companies needing record storage, to utility companies needing custom units to house complex communication equipment, and to homeowners needing storage between homes. Since 1983, Mobile Mini has helped solve the storage and modular building needs of more than 25,000 customers (show as a percentage of units leased).

[photograph depicting installation of container]

[photograph depicting storage container in an institutional setting]

[photograph depicting containers in a retail setting; photograph depicting range of size of containers]

         No dealer,  salesperson  or other person has been  authorized                    $6,000,000
to give any  information  or to make  any  representation  other  than
those  contained in this  Prospectus in connection with the offer made                mobile mini, inc.
by this Prospectus,  and, if given or made, must not be relied upon as
having  been  authorized  by  the  Company  or the  Underwriter.  This     ___% Senior Subordinated Notes Due 2002
Prospectus  does not constitute an offer to sell or a solicitation  of                       and
an offer to buy any securities  other than the  registered  securities     Redeemable Warrants to Purchase 150,000
to which it  relates or an offer to or  solicitation  of any person in             Shares of Common Stock
any  jurisdiction  where  such  an  offer  or  solicitation  would  be
unlawful.  Neither  the  delivery of this  Prospectus  at any time nor            __________________________
any sale made hereunder  shall,  under any  circumstances,  create any
implication  that the  information  herein  contained is correct as of                    PROSPECTUS
any time subsequent to the date of this Prospectus.                               __________________________


                                                                            Peacock, Hislop, Staley & Given, Inc.

                                                                                      ____________, 1997



TABLE OF CONTENTS

Summary------------------------------------------------------------------------------------------------------------ 3
Risk Factors-------------------------------------------------------------------------------------------------------10
Use of Proceeds----------------------------------------------------------------------------------------------------14
Price Range of Common Stock----------------------------------------------------------------------------------------15
Dividend Policy----------------------------------------------------------------------------------------------------15
Capitalization-----------------------------------------------------------------------------------------------------16
Business-----------------------------------------------------------------------------------------------------------17
Selected Consolidated Financial Information------------------------------------------------------------------------23
Management's Discussion and Analysis of Financial Condition and Results of Operations------------------------------25
Management---------------------------------------------------------------------------------------------------------32
Certain Relationships and Related Transactions---------------------------------------------------------------------35
Principal Stockholders---------------------------------------------------------------------------------------------36
Description of the Notes-------------------------------------------------------------------------------------------37
Description of the Redeemable Warrants-----------------------------------------------------------------------------45
Description of Common Stock and Other Securities-------------------------------------------------------------------48
Certain Federal Income Tax Considerations--------------------------------------------------------------------------50
Underwriting-------------------------------------------------------------------------------------------------------52
Legal Matters------------------------------------------------------------------------------------------------------53
Experts------------------------------------------------------------------------------------------------------------53
Available Information----------------------------------------------------------------------------------------------54
Incorporation of Certain Documents by Reference--------------------------------------------------------------------54
Consolidated Financial Statements----------------------------------------------------------------------------------F-1

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


         The Company estimates that expenses in connection with the offering described in this registration statement (other than underwriting and brokerage discounts, commissions and fees) will be as follows:


        Securities and Exchange Commission registration fee    $  2,689
        Legal fees and expenses                                 100,000
        Accounting fees and expenses                             25,000
        Indenture trustee fees and expenses                       6,000
        Warrant Agent fees and expenses                           2,000
        Printing and engraving expenses                          10,000
        Nasdaq listing fees and expenses                          2,000
        Miscellaneous costs and expenses                          2,311
                                                                -------

        Total                                                  $150,000
                                                               ========

         All amounts except the Securities and Exchange Commission registration fee are estimated.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Certificate of Incorporation and Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. Pursuant to these provisions, the Company intends to enter into indemnity agreements with each of its directors and executive officers.

         In addition, the Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Company or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Company or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its stockholders, for improper transactions between the director and the Company and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

ITEM 16.       EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

4.1[1] Form of Underwriter's Warrant issued in connection with the Registrant's initial public offering.

4.2[1] Form of Warrant Agreement by and between Mobile Mini, Inc. and Harris Trust and Savings Bank, as successor to Bank One, Arizona, NA, dated January 31, 1994.

4.3[1]            Form of Common Stock Certificate.

4.4[1]            Form of Warrant Certificate [for IPO Warrants].

4.5.1             Form of Underwriting Agreement.


4.5.2 Form of Warrant Agreement to purchase shares of Common Stock, and form of Redeemable Warrant Certificate.


4.6 Form of Indenture, dated as of __________, 1997 between the Registrant and Harris Trust & Savings Bank, Trustee.

4.7               Form of Note (included in Exhibit 4.6).


5.1**             Opinion of Counsel to the Registrant.


10.2[1]           Form of Employment Agreement.

10.3[2]           Mobile Mini, Inc. 1994 Stock Option Plan dated August 1, 1994.

10.4[6]           Statement regarding amendment to 1994 Stock Option Plan.

10.5[5] Credit Agreement dated as of March 28, 1996 among Mobile Mini, Inc., each of the financial institutions initially a signatory thereto, together with assignees, as Lenders, and BT Commercial Corporation, as Agent.

10.6[6]           Amendment No. 1 to Credit Agreement.

10.7[6]           Amendment No. 2 to Credit Agreement.

10.7.1[7]         Amendment No. 3 to Credit Agreement.


10.7.2            Amendment No. 4 to Credit Agreement [Revised].

10.8[1]           Lease  Agreement by and between  Steven G. Bunger,  Michael J.
                  Bunger, Carolyn A. Clawson, Jennifer J. Blackwell, Susan E. Bunger (collectively "Landlord") and Mobile Mini Storage Systems ("Tenant") dated January 1, 1994.

10.9[1]           Lease  Agreement by and between  Steven G. Bunger,  Michael J.
                  Bunger, Carolyn A. Clawson, Jennifer J. Blackwell, Susan E. Bunger (collectively "Landlord") and Mobile Mini Storage Systems ("Tenant") dated January 1, 1994.

10.10[1]          Lease  Agreement by and between  Steven G. Bunger,  Michael J.
                  Bunger, Carolyn A. Clawson, Jennifer J. Blackwell, Susan E. Bunger (collectively "Landlord") and Mobile Mini Storage Systems ("Tenant") dated January 1, 1994.

10.11[1]          Lease  Agreement  by and  between  Mobile Mini  Systems,  Inc.
                  ("Landlord") and Mobile Mini Storage Systems ("Tenant") dated January 1, 1994.

10.12[2] Amendment to Lease Agreement by and between Steven G. Bunger, Michael J. Bunger, Carolyn A. Clawson, Jennifer J. Blackwell, Susan E. Bunger (collectively "Landlord") and Mobile Mini Storage Systems ("Tenant") dated August 15, 1994.

10.13[2] Amendment to Lease Agreement by and between Steven G. Bunger, Michael J. Bunger, Carolyn A. Clawson, Jennifer J. Blackwell, Susan E. Bunger (collectively "Landlord") and Mobile Mini Storage Systems ("Tenant") dated August 15, 1994.

10.14[2] Amendment to Lease Agreement by and between Steven G. Bunger, Michael J. Bunger, Carolyn A. Clawson, Jennifer J. Blackwell, Susan E. Bunger (collectively "Landlord") and Mobile Mini Storage Systems ("Tenant") dated August 15, 1994.

10.15[3] Amendment to Lease Agreement by and between Mobile Mini Storage Systems, Inc., a California corporation, ("Landlord"), and the Company dated December 30, 1994. 10.16[5] Lease Agreement by and between Richard E. and Barbara M. Bunger ("Landlord") and the Company ("Tenant'") dated November 1, 1995.

10.17[5] Amendment to Lease Agreement by and between Richard E. and Barbara M. Bunger ("Landlord") and the Company ("Tenant'") dated November 1, 1995.

10.18[6] Amendment No. 2 to Lease Agreement between Mobile Mini Storage Systems, Inc. and the Company.

10.19[1]          Patents and Patents Pending.

10.20[1]          U.S. and Canadian Trade Name and Service Mark Registration.

10.21[7] Senior Subordinated Promissory Note dated July 31, 1997, by the Registrant to Arizona Land Income Corporation ("ALIC")

10.22[7] Pledge Agreement dated as of July 31, 1997, by and between the Registrant and ALIC.

10.23[7]          Stock Purchase Warrant dated July 31, 1997, issued to ALIC.

11[7]             Statement Re: Computation of Per Share Earnings.


12                Statement Re:  Computation of Ratios.


21[6]             Subsidiaries of Mobile Mini, Inc.

23.1              Consent of Arthur Andersen LLP.

23.2              Consent of Bryan Cave LLP (included in Exhibit 5.1 hereto)


24** Powers of Attorney (included in Signature Page of original filing)

25                Statement of Eligibility of Trustee


------------------

[1] Incorporated by reference to the Registrant's Registration Statement on Form SB-2 (File No. 33-71528-LA), as amended.

[2] Incorporated by reference to the Registrant's Report on Form 10-QSB for the quarter ended September 30, 1994.

[3] Incorporated by reference to the Registrant's Report on Form 10-KSB for the fiscal year ended December 31, 1994.

[4] Incorporated by reference to the Registrant's Form 8-A, filed with the Commission on January 29, 1996.

[5] Incorporated by reference to the Registrant's Report on Form 10-KSB for the fiscal year ended December 31, 1995.

[6] Incorporated by reference to the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1996.

[7] Incorporated by reference to the Registrant's Report on Form 10-Q for the quarter ended June 30, 1997.

*        To be filed by amendment.


**       Previously filed as an Exhibit to this Registration Statement.


ITEM 17. UNDERTAKINGS.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tempe, Arizona, on this ____ day of ________, 1997.


                                        MOBILE MINI, INC.



                                        By: /s/ Steven G. Bunger
                                           -------------------------------------
                                           Steven G. Bunger,
                                           President and Chief Executive Officer



POWER OF ATTORNEY

         Each of the undersigned hereby authorizes Lawrence Trachtenberg as his attorney-in-fact to execute in the name of each such person and to file such amendments (including post-effective amendments) to this registration statement as the Registrant deems appropriate and appoints such person as attorney-in-fact to sign on his behalf amendments, exhibits, supplements and post-effective amendments to this registration statement.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                                   TITLE                                       DATE

/s/ Steven G. Bunger                        President, Chief Executive Officer                   , 1997
--------------------------------------      Executive Officer and Director
Steven G. Bunger                            (principal executive officer)



/s/ Lawrence Trachtenberg                   Executive Vice President, Chief                      , 1997
--------------------------------------      Financial Officer and Director
Lawrence Trachtenberg                       (principal financial and accounting officer)



*                                           Chairman of the Board                                , 1997
--------------------------------------
Richard E. Bunger


*                                           Director                                             , 1997
--------------------------------------
George Berkner


*                                           Director                                             , 1997
--------------------------------------
Ronald J. Marusiak

*
--------------------------------------
Lawrence Trachtenberg,
Attorney-In-Fact

                                      II-5